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05007528

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Friends Provident

*CURRENT ADDRESS

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 34640 FISCAL YEAR 12-31-04

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Greater scale, broader scope

Friends Provident plc Annual Report & Accounts 2004

FRIENDS PROVIDENT

A year of achievement

The Friends Provident Group is organised around a life and pensions business and an asset management business. Both were developed further throughout 2004, securing greater scale and broader scope for the Group:

Increasing our scale
The merger of ISIS and F&C nearly doubles the funds managed by the Group

Extending our reach
Our acquisition of Lombard* opens up the European market still further

Excelling in service
We are the only UK listed life and pensions company to hold a FIVE STAR rating** for service

Winning with technology
Our online e-commerce facilities won seven awards in 2004

Attracting more customers
New life and pensions business in 2004 hit a record level

Establishing new distribution
Selected by many distributors for their 'preferred provider' panels

Raising new capital
Successfully raised £380m new capital through an innovative securitisation to support our ambitions for further growth

Maintaining ethical heritage
Through our Stewardship range, we have more money invested in retail ethical funds than any other company

* Completed in January 2005
** 2004 Financial Adviser Practiv Service Awards

Featured on the front cover are Katy Macleod, Deven Beeharilal and Claire Bouldin who work in our Central London Office delivering Five Star service to IFAs.

Group Financial Highlights

£344m
Achieved operating profit before amortisation of goodwill, operating exceptional items and tax
(2003: £266m)

£317m
Modified statutory solvency operating profit before amortisation of goodwill, operating exceptional items and tax
(2003: £260m)

£267m
Achieved operating profit on ordinary activities before tax
(2003: £227m)

£228m
Modified statutory solvency operating profit on ordinary activities before tax
(2003: £209m)

£83m
Contribution to profits from new business**
(2003: £80m)

14.0p
F&C earnings per share***
(2003: 12.0p)

£434m
Life and pensions new business APE*
(2003: £429m)

£125bn
Funds under management
(2003: £63bn)

£3.2bn
Shareholders' funds plus market value of F&C at 31/12/04**
(2003: £2.8bn)

7.55p
Dividend per share
(2003: 7.4p)

* 100% regular premiums + 10% single premiums
** On achieved profit basis
*** Stated before amortisation of goodwill, exceptional items and cost of the Reinvestment Plan



"The strong ethical principles that underpin our business continue to provide a clear point of differentiation for us today."

David Newbigging, Chairman

The structure of the Friends Provident Group is centred around two core businesses – Life and Pensions, and Asset Management – and the strategy we set out at the time of our demutualisation and public listing in 2001 clearly articulated our intention to grow them both and, at the same time, to bring them more into balance with each other in terms of their respective contributions to the Group. As part of this strategy we established an objective of becoming a "top five player" in the Asset Management business in the UK by 2007.

The continuing weakness in stockmarkets worldwide from 2001 to 2003 coupled with the aftermath of "9/11" tested the Group's resilience and resolve in the three years or so following our public listing. However, tough times bring opportunities to build businesses and we made two acquisitions in 2002, with further initiatives through 2003 and 2004. We have previously reported the development of ISIS Asset Management plc through the acquisition of the Royal & SunAlliance asset management business. This was followed in October 2004 by the merger of the enlarged ISIS with F&C (well known for managing the Foreign & Colonial Investment Trust amongst others) creating a publicly listed Asset Management business with £125 billion of funds under management at 31st December 2004 and in which we own a controlling interest of 51%. F&C Asset Management plc is now ranked in the top five in the UK in terms of funds under management, some two years ahead of our original objective.

At the same time our Life & Pensions business has developed with strong growth in new business over the past two years and two significant acquisitions in the international arena that have created a broader base and brought better balance within this core business. In 2002 we acquired the Royal & SunAlliance international business based in the Isle of Man. In 2004 the proposed acquisition of another international business – Lombard International Assurance S.A., based in Luxembourg – was announced. This became effective in early 2005.

We have great hopes for the expanded international business which we anticipate will contribute about

35% of total life and pensions new business in 2005. This enlarged part of our Group will also make Friends Provident one of the leading companies in international cross-border business, and Lombard will continue to trade under its well-established and respected name from its Luxembourg base.

The acquisitions described above have dramatically changed the profile of the Friends Provident Group. The accelerated development of the Asset Management business means that both our core businesses have real scale and stature, and we have created the better balanced Group, in terms of diversified earnings streams, which we identified as one of our key objectives following demutualisation. Our geographical reach has also been extended and by expanding the international cross-border business we have created a stronger platform for future growth. The Chief Executive explains these acquisitions and their prospects more fully in his Review.

The following table gives some key financial indicators of the progress of Friends Provident since our public listing in 2001.

Friends Provident's progress since 2001

	2001	**2004**	**Increase**
Life and pensions new business APE*	£343m	**£434m**	**+27%**
Life and pensions contribution from new business	£54m	**£83m**	**+54%**
Life and pensions contribution from new business/Pro forma embedded value	1.5%	**3.0%**	**+100%**
Asset management funds under management	£34bn	**£125bn**	**+268%**
Asset management operating margin	28.7%	**36.1%**	**+26%**

As was made clear in the Notice of our Annual General Meeting last year, I will retire as Chairman and a Director at the close of our AGM on 26th May this year. I will be succeeded as Chairman by Adrian Montague who joined our Board in October 2004 and has since served on the Audit, Remuneration and Investment Committees, giving him an excellent grounding in our business. Your Board unanimously recommends his election as a Director at the AGM. As you can see from page 23 of our Report & Accounts, Adrian is well qualified for the Chairmanship having been a partner of Linklaters & Paines, and global head of project finance for Dresdner Kleinwort Benson before becoming Chairman or Director of several public and private companies. I wish him every success.

Financial results

Our 2004 operating profit before amortisation of goodwill, operating exceptional items and tax, was £344 million on an achieved profits basis, and £317 million on a modified statutory solvency basis. On the industry standard Annual Premium Equivalent* basis, new life and pensions business increased from the record level set last year to a new record of £434 million, and its contribution to profits before tax increased to £83 million, with underlying margins continuing to improve.

Our balance sheet has been strengthened further by raising £380 million of tier one capital described below and our free asset ratio has risen from 8.4% in 2002 to 12.2% at the end of 2004. Our risk capital margin is now covered over six times.

Dividends

Subject to shareholders' approval, the Board has recommended a final dividend of 5.0 pence per share which, if approved, would bring the total dividend for 2004 to 7.55 pence per share. This would be covered 1.5 times and would represent a 2.0% increase over the 2003 total dividend of 7.4 pence per share. We have been able to increase the dividend each year since our listing in 2001 and it remains our intention to continue annual increases going forward.

Group funding

Both the merger with F&C and the acquisition of Lombard were funded primarily through the issue of new Friends Provident shares. On both occasions, the underlying share price remained stable, indicating that both acquisitions were received positively in the market. Additionally, Friends Provident successfully raised £380 million of tier one capital in December 2004. The securitisation vehicle we used for this transaction is more common to the banking industry but has proved a cost-effective method for monetising some of the capital we had tied up in our business. The interest payable was set at an attractive rate, equivalent to approximately 5.5% p.a. This positive outcome was a combination of good timing and the associated bonds representing an attractive investment opportunity.

Regulatory environment

Industry complacency, coupled with well-publicised corporate misdemeanours in this country and the United States, have led to considerable regulatory change over the last three years. We have been broadly supportive, but there is a danger that the pendulum may have swung too far toward over-prescription which could inhibit the spirit of enterprise which is so essential to any strong and developing company or industry. It is essential that we do not simply become "box tickers" in terms of Corporate Governance. Boards must have the authority and responsibility for their strategy and its execution.

* The Annual Premium Equivalent (APE) measure adds together new regular premium business and one tenth of single premium business.

Our industry now needs a period of stability and the focus needs to switch from those who provide financial products and services to those who are in urgent need of them. It has been widely reported that the gap between what people are saving for their retirement and what people need to save is far in excess of the £27 billion so often quoted over the past two years or so, and is probably much nearer to the £57 billion referred to in the late-2004 report by Adair Turner who had been commissioned by the Government to undertake a study into pensions.

Boards and Management have a crucial role to play in restoring consumer confidence and in helping to increase financial awareness generally. But our efforts should aim to be in collaboration with the Government, which needs to do more to encourage and incentivise people to save for their future. Strong leadership is required in both the Public and Private sectors to achieve this.

Corporate responsibility
The strong ethical principles that underpin our business can be traced back to our Quaker origins in 1832 and continue to provide a clear point of differentiation for us today. In 2004 we celebrated the 20th anniversary of our ground-breaking, ethically invested Stewardship Unit Trust, the first of its kind. The Stewardship range is still the market leader in terms of retail ethical funds under management.

In July 2004, the Friends Provident Foundation was endowed with £20 million worth of Friends Provident shares, unclaimed since our demutualisation. This should generate an income of some £0.8 million per annum, which will represent the major part of our future annual charitable giving and will enable the Foundation to begin its financial support of initiatives that aim to address some of the social needs facing the UK today.

Through the significant investments we hold in a wide range of quoted companies, we continue to use our voting power to bring about positive and constructive change in the wider business community. Our voting record is published on our website, www.friendsprovident.com. If you cannot attend and vote in person at our Annual General Meeting on 26th May 2005, may I encourage you to vote, either by post or online, on the resolutions being put forward at that meeting.

The Board
At the end of 2004, Graham Aslet retired after 35 years with Friends Provident, the last 17 as an executive director and Appointed Actuary. It is impossible to condense such a long and varied career into just a few words but I must acknowledge Graham's contribution to the brilliant design of our computer system in the mid to late 70s. This was a remarkable innovation at the time, providing Friends Provident with a competitive edge that we still retain today through the imaginative development over the years of that base system. In later years, in his role as Appointed Actuary, Graham was deeply involved in our demutualisation to ensure that policyholders were treated fairly and that the Company's structure was appropriate for a flotation on the Stock Exchange. This was a complex undertaking and Graham's diligence in this, as with everything he handles, was invaluable.

At the close of the Annual General Meeting, Brian Sweetland will also retire. Brian has dedicated the greater part of his working life to Friends Provident, having joined us in 1974, becoming the Company Secretary in 1983 and an executive director in 1995. As with Graham, a few words will inevitably understate the huge impact Brian has made on Friends Provident over his 30 years of loyal service. In particular, we have Brian to thank for the development of our extensive and comprehensive governance, compliance and risk management regimes; pre-requisites for operating effectively in the financial services industry today.

Both of these executive directors have made immense contributions to the development of the Friends Provident Group and they leave with our grateful thanks. I am delighted that Graham will remain a member of the Board's With Profits Committee, which looks after the interests of the with profit policyholders, and that Brian will continue to be a Trustee of the Friends Provident Foundation and a member of the Committee of Reference, which determines the investment selection criteria for the Group's range of Stewardship and other ethical investment products and services.

I have already mentioned Adrian Montague, my successor, who at the age of 57 represents a generational change on the Friends Provident Board at a time when we are well placed to meet and succeed in the exciting challenges of the future.

Closing remarks
In closing my valedictory remarks, there is a temptation to reflect on the past when challenges and prospects are of course in the future. I have served on this Board and that of the Life Office since 1993, and have been Chairman since 1998. So, for more than a decade, I have observed the evolution of Corporate Governance Best Practice and the associated opinions on the independence of Directors and Chairmen. My own view is that independence is a state of mind, not a function of years of service. While skills can be taught and bought, leadership cannot. I certainly have no regrets at having served on all the main Committees of this Board before becoming Chairman of the Life Office and then of the plc. That experience, particularly chairing the Audit Committee, was invaluable in

understanding the Group and monitoring financial controls, particularly through the complexities of the demutualisation and public listing process in 2001.

The fact that Friends Provident today is an independent, publicly listed company and a respected constituent of the FTSE 100 – some would say against the odds in 2001 – shows how far it has come from its roots as a mutual life office founded by Quakers in 1832 in Ackworth School in Yorkshire. The Company has achieved its eminent position due to the commitment, loyalty and determination of many generations who have worked for Friends Provident and I sincerely thank them.

I must also thank my Board colleagues – executive and non-executive – for their support and friendship. I believe our current directors are a first class team as were their predecessors who demonstrated a high level of resolve and commitment in 2001 when Friends Provident went through probably the greatest change in its long history. I would particularly like to thank Keith Satchell, who has been Chief Executive throughout my Chairmanship.

Much is written about the relationship between the Chairman and the Chief Executive, but one thing for certain is that a good and enduring relationship does not just happen. It has to be made to happen. Keith is an excellent Chief Executive; intelligent, straight, professional in his understanding of the business, and commanding the respect of his executive team. He communicates well and his quick wit and sense of humour have made my job much easier than it might otherwise have been. I have enjoyed working with him and indeed all our directors – past and present – who are deeply committed to Friends Provident. I have been proud to serve as Chairman of this company and wish it, our customers and shareholders every good fortune in the future.

David Newbigging
Chairman

17 March 2005

"The Company has achieved its eminent position due to the commitment, loyalty and determination of many generations who have worked for Friends Provident."



First, let me record my gratitude for the wise counsel and unswerving support that I have received from David Newbigging. David was appointed Chairman a year after my appointment in 1997 as Group Chief Executive, so for me it has been a long and valued partnership and one from which I have learned a great deal. David brought a huge amount of understanding and wisdom to our Board, and on behalf of my fellow directors and all my colleagues, I offer our sincere thanks and send our very best wishes to David for the future. I welcome Adrian Montague as Chairman and very much look forward to working with him on the next chapter in the development of the Friends Provident Group.

▲ Group Chief Executive Keith Satchell with his Senior Executive Team: Philip Moore, Ben Gunn, Howard Carter and Brian Sweetland.

Industry overview

Life and Pensions

Following two years of contraction, market data provided by the Association of British Insurers (ABI) shows there was a 3% upturn in the life and pensions market over 2004. This increase was aided by signs of a renewed confidence in the stockmarket, with Life single premium investment business up 23% on 2003. The ABI data also reveals that distributors continue to place a high proportion of business with the top ten providers. In 2004, these top ten companies, which include Friends Provident, attracted 71% of all UK life and pensions new business, compared with 66% in 2001, rising to 70% in 2002 and 72% in 2003. This reflects the range of services and levels of security that distributors increasingly seek, and that generally are only found in the larger, more financially secure, providers.

Consolidation in the IFA community has continued throughout 2004, leading to the emergence of fewer, more powerful distributors. We believe the size and shape of UK distribution will continue to evolve over the next couple of years, as the impact of the current regulatory changes is felt, with distributors now having the option to 'tie' to a number of providers. Market conditions remain tough, and the pressure to reduce costs and improve capital efficiency is a constant. Most product providers are active in seeking to secure tied distribution agreements with adviser organisations, with technology increasingly holding the key to controlling costs and delivering efficiencies for both parties, while enhancing service to customers.

Press coverage of the perceived 'pensions crisis' has been building throughout 2004 and now has a momentum which cannot be ignored. The Chairman has alluded to the gap between actual and required savings, highlighted by the Adair Turner Pensions Commission report and the ABI's Pensions and Savings Index. Both reports point to around 12 million people not saving enough to ensure adequate income in their old age. In efforts to address this, the Government has embarked on a number of initiatives, particularly the introduction of the stakeholder product suite, the increase to the stakeholder charge cap and measures to simplify pensions. However, a Government-commissioned report released in December 2004 shares our view that much more needs to be done, principally by Government, to address this growing issue. The task force behind the December report, led by Sir Peter Davis, noted that three-quarters of stakeholder schemes set up by employers still have no members. Conversely, where employers contribute to an occupational pension scheme, three-quarters of their workforce join the scheme. It remains questionable whether pension provision, beyond State benefits, can remain entirely voluntary unless there is a more radical approach to incentives and creation of demand.

Asset Management

Despite a healthy 14% return from the FTSE All Share Index during 2004, statistics published by the Investment Management Association reflect a difficult year for UK retail funds sales. While industry-wide gross retail funds sales were 8% higher in 2004 than 2003, net sales were some 42% lower as existing investors redeemed their investments. The picture was particularly challenging for sales of Individual Savings Accounts (ISAs) where industry-wide gross sales were flat year on year and net sales went into negative territory for the first time since ISAs were introduced in 1999.

We believe there are a number of factors contributing to this lack of confidence from retail investors. These include concerns about the housing market, high oil prices, events in Iraq and the breakdown of trust in the financial services industry. Against this difficult backdrop, survey work conducted for F&C suggests that ISA sales have also suffered from a perception that the Government has not been fully committed to this product because of the abolition of tax credits on equity dividends within ISAs.

During 2004 retail investors showed a strong preference for income generating products, including corporate bond funds, equity income funds and commercial property. There were relatively few fund launches in the UK, with the exception of property investments, which appealed to investors because of their yield characteristics.

Regulatory overview

A number of proposed regulatory changes took effect in 2004, the most significant being the ending of polarisation and the introduction of mortgage regulation.

Under the polarisation rules introduced in 1988, financial advisers were either independent or tied to one company. The new 'depolarised' world, effective from 1 December 2004, has introduced the concept of 'multi-ties' whereby tied advisers can offer the products of more than one provider company. A number of adviser organisations have already opted for the multi-tie approach and we believe more will follow. Friends Provident has been working closely with major distributors throughout 2004 to ensure we are suitably prepared to meet their changing requirements and to be considered as serious contenders for panel positions.

The lending, administration, advising and arranging of mortgages became regulated by the Financial Services Authority (FSA) effective from October 2004. Protection and general insurances became FSA regulated from January 2005. We support this extension of regulation and see it as a further step forward in increasing the professionalism and reputation of the industry. In the light of these changes, we have repositioned our Appointed

Representatives channel to focus exclusively on mortgage and protection business in the future.

The long-awaited announcement of the stakeholder charge cap being increased from the proposed 1% to 1.5% for the first ten years of the product's life was made in June 2004. Associated with the charge cap, a suite of stakeholder products coupled with a straightforward advice process will be launched in April 2005. Although supportive of the Government's well-meaning intentions, we remain sceptical as to whether distributors can create a business model that adequately rewards their efforts and manages their risks. We continue to evaluate any opportunities from our own perspective.

The FSA's Treating Customers Fairly (TCF) initiative was launched as another aid to help consumers gain a better understanding of financial services and to enhance consumer confidence in the life and pensions industry. Our business is built on helping our customers through the complexities of financial services; therefore we fully support this initiative. We have incorporated TCF into our corporate strategy and are ensuring that all areas of our business continue to assess their processes and procedures to best serve the interests of all our stakeholders.

Looking further ahead to April 2006, the Government plans to simplify the tax regimes relating to pensions, making them easier for consumers to understand and cheaper for both pension providers and the Inland Revenue to administer. We welcome any move to make pensions more straightforward, but believe that this in itself will still be insufficient to stimulate consumers to save for their futures.

Strategy

Although the financial services industry has been the subject of unprecedented levels of review and reorganisation over recent years, the strategy that we developed long before our demutualisation, and subsequently published in 2001, at the time of our flotation, continues to prove itself right for our business.

There can be little argument that we continue to deliver strongly against these strategic aims. Since 2001, the year of our flotation, our share of the UK life and pensions market has grown 27%, with an increasing focus on the more profitable product lines; group pensions now represents our biggest market; more than half of all new UK life and pensions business is currently transacted online using systems which have virtually 'swept the board' for awards in 2004; some 69% of new UK life and pensions business is now through intermediaries and further important Independent Financial Adviser (IFA) partnerships have been established; F&C stands as one of the top five asset management companies in the UK and one of the largest in Europe, and we have undertaken four significant acquisitions to complement our organic growth.

Delivering on our strategy
The six strands of our strategy can be summarised as:

- Grow life and pensions market share in a focused and profitable manner
- Become one of the top pension providers, emphasising the Group market
- Apply technology and e-commerce to enhance distribution, improve service and reduce costs
- Develop particularly our links with the IFA community, while remaining a multi-channel operator
- Develop our asset management business into one of the leaders in its field
- Grow organically and pursue acquisitions, where the fit is right

Mergers and acquisitions

As highlighted in the Chairman's Statement, since our last Annual Report we have merged our asset management business with F&C, adopting the F&C branding, and acquired Luxembourg-based Lombard International Assurance S.A.

F&C Asset Management plc

The opportunity to enter into the merger with F&C was facilitated by virtue of our longstanding affiliation with Eureko, the former owners of F&C. To achieve our 51% controlling interest in F&C, we paid Eureko £383 million in a combination of cash and Friends Provident shares. This price allowed to some extent for the premium paid to reflect the prospective synergies, although this premium was virtually nullified through the rise in the value of the 100+ million shares we owned in ISIS. These shares were suspended at 199 pence per share at the time the proposed merger was announced, and have traded at around 230-255 pence since completion of the transaction in October 2004.

The merger of ISIS and F&C has transformed our asset management business from a predominantly UK-focused to a pan-European company of real stature, managing funds of £125 billion at the close of 2004. It has effectively rebalanced the Friends Provident Group and will lift the contribution of the asset management business to consolidated Group profits substantially.

The two previous businesses were a compelling strategic fit. The merger has created a profitable European-focused asset management group that not only has scale but is also considerably more diverse by skills, products, client type, geography and revenues than either of the two previous entities. Our rationale is to create a platform which is scalable for future organic growth; to enhance investment performance through increased resources; to achieve cost synergies in an industry where there are many inefficiencies; and to further diversify the business and widen the range of products we offer to our clients. The business model is a strong one which is able to generate an operating margin ahead of most of our competitors.

Over the medium term, Friends Provident's earnings will benefit from the additional revenue opportunities expected to arise from the greater strength of the enlarged asset management business, which is also likely to benefit our life and pensions customers. Asset management is a cash generative business with low capital requirements, and therefore the merger represents effective deployment of the Group's capital.

Lombard International Assurance S.A. (Lombard)
Just as the merger with F&C has transformed our asset management business, so the acquisition of Lombard has transformed our international cross-border operations, in terms of its scale and its geographical reach.

The purchase price is geared to the performance of Lombard up until the end of 2006 and is structured to provide appropriate incentive for Lombard's management team to continue pursuing the strong growth that has characterised its past performance. An initial instalment of €265 million was paid on 11 January 2005, the date the acquisition was completed, and further instalments will be paid in April of 2005, 2006 and 2007, based on Lombard's performance over the previous calendar year in terms of new business profits and underlying embedded value. Based on Lombard's excellent performance over 2004, the April 2005 instalment is likely to be the contract cap of €90 million. Friends Provident holds the option for paying the purchase price either in cash or, more likely, in Friends Provident shares. The initial instalment was met by the issue of 113 million shares in Friends Provident.

Share price performance
During 2004, Friends Provident's Total Shareholder Return (TSR), which takes account of growth in the share price and the payment of dividends, was 21.33% compared with 23.27% for the FTSE Life Assurance sector and 11.25% for the FTSE100 Index of leading shares. Our performance is all the more creditable when set against the issue of 265 million new shares during the year relating to the financing of the F&C merger, and the prospective issue of shares in respect of the Lombard acquisition, which, in effect, represented a 22% dilution of shareholdings.

Our people
I never cease to be proud of our people. We have pushed hard over recent years to transform this Group from what it was to what it is today. Such fast-paced growth presents enormous challenges

"There can be little argument that we continue to deliver strongly against our strategic aims."

and our staff have never failed to rise to them. The many awards we have won in 2004 are a reflection of their determination not to settle for the ordinary but to reach ever higher. Through their efforts, this Group has achieved so much and I know will achieve much more yet – the potential is there and I know our people will take every opportunity to continue the Friends Provident success story, whether under the banner of Friends Provident or F&C or, in 2005 and beyond, Lombard. On behalf of the Board, I thank them.

Outlook

Since our stock market listing in 2001, and in testing circumstances, we have successfully transformed the Group. It is now not only of considerably greater scale but also more diverse, more profitable, more customer-focused, and more financially robust. The very significant foundations laid over the past two years will support accelerated profitable growth over the next two years and beyond.

UK Life and Pensions

The UK market remains one of considerable potential, where the business environment demands that providers demonstrate to customers positive points of differentiation. Service is one of our points of differentiation and we remain committed to delivering a service experience unrivalled in our industry and to drawing more customers, through the attraction of products, processes and service designed to meet their needs.

We have developed product ranges that are innovative and which maximise the advantages afforded by our leading-edge application of technology, particularly in the protection and group pensions markets. We believe the product streams we focus on – protection, pensions and investments – remain the right ones for continued profitable growth, although the latter is more dependent on external economic factors.

The relationships we have developed with distributors are close and strong, and have enabled us to develop systems and administrative processes of mutual benefit. As a consequence, we have already secured places on most of the early 'multi-tie' panel announcements and expect more to follow, demonstrating our ability to succeed in this competitive environment. Although the time between signing such agreements and any impact on new business volumes normally spans several months, we believe our approach is securing strong and profitable distribution for future years. This should deliver outperformance of the market this year and accelerating market share growth in 2006 and beyond.

International Life and Pensions

The International cross-border market will become increasingly important to us and will now be served from two hubs, the Luxembourg-based Lombard company working alongside the Isle of Man operation, enabling us to provide wider access to the financial services we offer. In our 2003 Annual Report, I stated that our medium-term target was for at least 20% of our new business to come from outside the UK and the acquisition of Lombard will more than meet this target. In fact, we expect over 35% of our new business to come from outside the UK in 2005.

This acquisition will also have a positive impact on the Group's value of new business and new business margins, and will further diversify our earnings through a business that is not capital intensive, as single premium business without financial guarantees requires comparatively low capital backing. The transaction is expected to enhance the Group's Achieved Operating Earnings per share by a high single digit percentage. For German tax change reasons, the very high volumes of new business from Germany experienced by Lombard in 2004 will not be repeated this year. However, we expect overall new business production to continue to expand as we pursue the opportunities for growth in other areas of Europe and in selected markets in Asia and South America.

F&C Asset Management

The key drivers of F&C's long-term success will be the ability to generate organic growth in profitable lines of activity. A proposition with strong investment performance is central to our ability to deliver this. Allied with an efficient, scalable operating model, these are the basic elements of a successful asset management business. We have created an efficient business structure that centralises most of the fund management activities and complements this with local client servicing and sales support. Where we do have local fund management, it is because of a particular requirement to maintain a centre of excellence in that region. It does not lead to duplication. This allows F&C to gain economies of scale, but still meet the needs of clients in various European centres.

A movement into higher fee business lines will result in increased profitability providing it does not require a more than commensurate increase in costs. Given the historic client base of the business – with a high proportion of insurance assets – F&C has lower average fees than most of its competitors. However, there has been a focus on raising average fee rates and this will continue.

A key milestone in the merger is the creation of an integrated F&C fund range. This began with the re-branding of the ISIS funds within weeks of the merger completing. The combined fund range has now been reviewed and rationalisation proposals issued that, subject to investor approval, are on target to complete by end of April 2005. Because ISIS had already concluded a major fund rationalisation exercise in August 2003, this current project has not required a programme of streamlining on the same scale. Nevertheless, the proposals will see a range of 53 funds reduced to 47, of which 9 will only be marketed to institutional clients. All of the OEIC funds will be registered under UCITS 3, enabling them to be marketed across Europe. A further aspect of the exercise is that by moving the range to a single administration platform, with International Financial Data Services, significant costs savings will be achieved.

During the remainder of 2005 the integration of information technology systems remains a key priority. On past experience, this usually takes around 12 months to complete. Initially work has focused on ensuring that the IT infrastructure is sufficiently robust to meet both the needs of the enlarged business and our growth ambitions. The next phase is to introduce business systems that enhance the ability of the fund managers and others to work to maximum effectiveness. The approach is to select the best available system from each of the two merged entities.

Focus is now on the delivery of good investment performance and innovative product solutions so that significant organic growth can be achieved, particularly in the higher margin areas. This means investing in our capabilities whilst maintaining our track record for efficient business management.

Summary

Overall, 2004 was a year in which we took great steps forward, increasing our presence significantly in asset management and international life business. This, coupled with the strong fundamentals of our UK life and pensions business, has reshaped our Group for the benefit of customers and shareholders, and we look forward with real confidence.

Keith Satchell
Group Chief Executive



We have consistently maintained that our service to our customers will positively differentiate us from others in the market. We seek to help our customers, both existing and potential, through the complexities of financial services and we have incorporated the FSA's initiative Treating Customers Fairly into the objectives of all areas of our business. We were therefore delighted to be recognised as a provider of Five Star service in the 2004 Financial Adviser Practiv Service Awards, the largest industry survey of its kind, based on the views of more than 2,000 IFAs. For the third consecutive year, we are the highest ranked of all the UK listed life companies in this prestigious survey.

Our brand is being built around the powerful combinations of processes and people, innovation and operational efficiency. Our success in deploying these attributes effectively is reflected not only in our 2004 business results, but also in the significant number of major awards received in 2004, in addition to the overall Five Star service award.

Life & Pensions Highlights

£434m	£83m	19.1%
New business APE – a new record (2003: £429m)	Contribution from new business (2003: £80m)	New business margin (2003: 18.6%)



▲ The phrase 'award-winning systems' has never been more true than in 2004, our online services winning no fewer than seven independent awards. Roger Williams, Janet Longden, Prashanth Narusimha and Andrew Murgett, pictured above, are a few of the many who are ensuring our systems keep their 'leading edge'.

"We have consistently maintained that our service to our customers will positively differentiate us from others in the market."

2004 performance
Total new life and pensions business for 2004 increased a further 1% to hit a new record level of £434 million, consolidating the 14% increase achieved in 2003. Importantly, the profits earned on our new business have increased for the third consecutive year, up 4% over 2003, 26% over 2002 and 54% greater than 2001, reflecting growth in both volumes and margins.

UK IFAs provided 69% of our 2004 new business, up from 65% in 2003, reflecting our strategy of building closer relationships and working more collaboratively with independent intermediaries. Our international operations accounted for 17% of new business, slightly up on the 16% produced by this business in 2003. The remaining 14% of new business was principally sourced through tied agents. As expected, this is less than the 19% contribution to 2003 new business from tied channels, following the closure of our direct salesforce in early 2004.

Analysis of new business
Our focus throughout 2004 remained on our three core market segments of protection, group pensions and investments.

Protection
New protection business in 2004, including income protection, increased 11.2% to a new record of £77.2 million, with each quarterly performance exceeding the corresponding quarter of 2003. Over the last two years, new business has increased 71.2% and the resulting 2004 market share of 7.7% represents our highest ranking, further cementing our position as one of the leading providers in the protection market. At the heart of the proposition is our online new business processing system – eSelect – designed to make life easier for customer and distributor alike. We continue to transact more than half of all protection business online.

The overall protection market contracted by 12.2% over the year, driven in large part by cooling in the housing market. We expect, at best, modest market growth in 2005. In addition, competitive activity is increasing. Against this, we are confident of making further progress through a combination of the distribution agreements secured and similar agreements expected to follow, our capacity to handle significantly higher volumes and our award-winning products, systems and service. We also see further opportunities to grow our group risk business, an area which complements our core skills and existing relationships in the group pensions and individual protection markets.

Pensions
Total new pensions business declined 7.2% over 2004 to £227.8 million.

Although group pensions new business declined 7% to £163.7 million in 2004, it remains our biggest market segment, contributing 38% of our total new life and pensions business. The market continues to be sluggish, having increased by only 1.1% in 2004. Our experience and anecdotal industry evidence show a general decline in the number of new schemes placed by Employee Benefit Consultants (EBCs) and in transfer business from defined contribution schemes originally set up on now outmoded charging structures. The merger of ISIS and F&C further hinders our short-term position through the normal practice of EBCs placing asset managers undergoing such large-scale reorganisation 'on hold' during the transitional period. However, media focus on the need for pensions is a positive backcloth, and we have seen an increase in EBC activity in early 2005. We remain committed to this market. We added a further 1,477 new defined contribution schemes in 2004 and the annual round of new members and increments relating to this growing portfolio of schemes will increasingly provide a stable and reliable source of new business going forward.

New individual pensions in 2004 decreased 9.8% to £36.1 million and new annuity business declined 4.8% to £28 million. We have deliberately not focused on either of these product areas over recent years. In the case of annuities, we remain cautious in the light of improving longevity. Regarding individual pensions, the Government's previous stance on pricing did not provide a fair return for either us or our distributors. However, following the Government's review of the charge cap, we intend to re-enter the individual pensions market in the first half of 2005, seeking to grow in the areas we consider to be potentially more profitable, with particular focus on single premium business.

Investments
Total new investment business increased 12.6% to £128.7 million, with quarterly performance

* All new business figures shown in this section are expressed as Annual Premium Equivalent (APE) unless stated otherwise. This measure adds together new regular premium business and one tenth of single premium business.

throughout 2004 exceeding the corresponding quarters of 2003. Over the two-year period beginning 1 January 2003, a 32.7% increase in new business has been achieved.

Isolating UK performance, new business increased 22%, indicating that we have participated fully in the general recovery of this market, which increased by a similar 22% over 2004. We anticipate only single digit growth in this market over 2005. Our Investment Portfolio Bond and Income Distribution Bond account for the majority of our UK investment business, with online transactions in 2004 representing 65% and 50% of sales respectively.

Of the total new investment business in 2004, 54% came from international cross-border markets, the majority through the Isle of Man-based business. The Far East was the biggest international market for us in 2004 and we have moved to larger premises in Hong Kong. This demonstration of our long-term commitment to the region has been welcomed by the intermediaries based there. In the Middle East, we expect the opening of our new sales office in Dubai late last year to help us make further progress.

With Profits business

The with profits market continues to contract and now accounts for only 7% of our total life and pensions new business, down from 10% in 2003 and 26% in 2002. Bonus rate changes continue to reflect the large fall in investment values that occurred between 2000 and 2002 and the general decline in expected long-term investment returns. Nevertheless, we were able to declare increased final bonus rates for a number of our policies. The objective continues to be to ensure that all Friends Provident's 1.5 million with profits policies are treated fairly both now and in the future, by achieving a closer alignment of policy payouts with their underlying investment values. In 2004, we allocated £244 million to our with profit policyholders through regular and final policy bonuses, providing valuable guarantees to customers and supporting the respectable returns these policies continue to deliver, particularly for the longer-term contracts.

Product innovation and development

Protection: The technology platform behind our eSelect new business processing system has benefited from a range of enhancements over 2004, giving us distinct competitive advantage and recognised by a host of external awards. Our protection products have also attracted major awards. Our market leading Income Protection Plan, for example, won three awards in 2004, including best in category for both the specialist Protection publications, and we were overall winner – Income Replacement Company of the Year – in the 2004 Financial Adviser Life and Pensions Awards.

"We boast one of the most complete end to end online services for the distributor market in the UK."



2004 New Business by distribution channel

■ UK IFAs – 69%
□ International – 17%
□ Tied agents – 14%


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"Our brand is being built around the powerful combinations of processes and people, innovation and operational efficiency."

Investment: The Stewardship range of ethical investment funds remains the market leader with some £1.8 billion of investments under F&C's management. In June 2004, to coincide with the 20th anniversary of Stewardship and in keeping with our heritage of pioneering ethical investment opportunities, we launched the Stewardship Safeguard Optimiser fund. This is the first open-ended ethical fund in the UK market with built-in protection against stock market falls, the objective of this fund being to protect both the investor's fund and their ethical principles by providing smoothed investment returns from an ethical portfolio.

The Safeguard Optimiser concept was launched towards the end of 2003 as an alternative to with profits and has attracted more than £21 million over its first year. During 2004, we have also enhanced the dedicated multi-manager fund proposition, launched in late 2003, with the introduction of further risk-graded multi-manager funds and additional distribution funds.

In August 2004, we enhanced our range of trust and investment solutions with the launch of the Discounted Gift Plan, designed to help reduce the impact of inheritance tax, which is affecting an increasing number of customers following the house price rises seen over recent years.

In March 2005, we launched a new Portfolio Management tool, designed to help IFAs build portfolios appropriate for their clients. A Life ISA product will also be launched in the first half of 2005, to take advantage of the new levels of tax-free allowances being introduced. For the international cross-border market, our Zenith single premium bond is being introduced to provide intermediaries with a more flexible approach to charges and commissions.

Pensions: Signalling our commitment to the group pensions market, a further twelve external funds have been added this year to our multi-manager facility – Activ Investment Solutions. We are also introducing some important customer-focused additions to our web-based service this year, which will further strengthen our offering. We are optimistic about our opportunities in this market.

Enhanced extranet services

We boast one of the most complete end to end online services for the distributor market in the UK, covering both the group and individual business markets. This has been recognised in the industry by seven independent awards in the latter part of 2004, including being voted Overall E-commerce Company of the Year in the influential Financial Adviser Practiv Service Awards 2004.

Our services are designed to empower our distribution partners and customers, providing them with instant access to 'right first time' servicing. The usefulness of these services is evidenced by the dramatic increase in their take-up. During 2004 we recorded more than 560,000 'logins' to our extranet 'self servicing' facilities, compared with around 110,000 during 2003.

The Policy Servicing and Proposal Tracking facilities are proving particularly popular, with over 221,000 policies interrogated via the policy servicing facility (around 92,000 in 2003) and over 129,000 proposals interrogated using the New Business Tracking service (no comparative data for 2003). As previously indicated, there has been a steady growth in new business being submitted online.

During 2004 we extended the range of e-commerce services that allow IFA back-office systems to access data directly from our core systems. At the beginning of 2004 we were automatically handling around 200 policy valuation requests from distributor systems per month, increasing to over 1,400 per month by the end of the year. Extending these integration services further is now a key focus for us to maximise the benefits that intermediaries and customers can derive from e-commerce.

Customer website

We continue to develop our customer website to make it increasingly helpful, and this is reflected in the significant rise in the number of customers electing to use the system to manage and service their policies online, up from 7,000 in 2003 to 23,000 in 2004. Further new features were added in 2004, the most significant enabling customers to see the impact on their pension of changing their intended retirement date.

Distribution profile

In the light of the many regulatory changes that have impacted our industry over recent times, we have taken important steps to reposition our distribution profile appropriately. In 2003 we announced the closure of our direct sales operation and we followed


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this in 2004 by restructuring our Appointed Representative channel, focusing it exclusively on the protection market, predominantly mortgage-related, in anticipation of the new regulations introduced in January 2005 relating to non-investment insurance contracts.

Depolarisation was the most significant development impacting future distribution, the revised regulations allowing distributors to promote the products of either a single or a number of providers. We have consistently stated the importance of positioning ourselves to be a natural partner for distributors and a strong contender for positions on their panels. The success of this strategy has been reflected in the extent of our inclusion on these panels. In 2004 we secured panel positions with a number of distributors including Millfield Group, THINC Destini, St James's Place, Bankhall, Sesame, and Lighthouse. We have been able to announce further distribution agreements this year, including Barclays and National Australia Bank, and a number of other agreements remain in negotiation.

Our International business has secured distribution agreements with the National Bank of Abu Dhabi and, more recently, is partnering the Bahrain-based provider, Solidarity. Through this arrangement, we have developed bespoke products that will be marketed via that company's authorised financial advisers and bancassurance partners.

Following the acquisition of Lombard, our presence in the international cross-border market will be significantly enhanced and new channels of distribution have now become available. Lombard has very good relationships with some 50 private banks, family offices and specialist IFAs across a number of European countries. The company intends to grow its business over the near future, primarily through developing these already-established relationships, as well as pursuing new distribution opportunities in Asia and South America; these will be pursued selectively and are likely to be partnership-led arrangements.

The geographical and customer segment reach of our combined international operations has been substantially extended as a result of the acquisition of Lombard, with new focus on the very wealthy, typically resulting in very large average case sizes.

Lombard's new business APE increased 38% to £130 million in 2004. Total premium income was up 65%, with December recording the highest monthly level of business experienced by Lombard. Although boosted by a one-off surge from Germany, this is a strong performance with excellent growth achieved, particularly in Spain and Belgium. Switzerland and France also hold good growth opportunities in Europe, with Mexico and the Far East offering attractive potential.



- The merged businesses are a compelling strategic fit
- Integration of the merged businesses remains on track
- Synergies of £33 million remain the target for delivery by first half of 2006

Despite the tough climate, our pro forma gross new business for collectives in the UK was 39% up on 2003 and net new business was some 138% ahead of 2003, reflecting an improvement in redemption levels.

Significant retail activity took place in the first half of 2004 with a focus on the launch of two new multi-manager products in February.

This is a fast growing segment of the market that is benefiting from moves by advisers to consolidate their clients' fund portfolios into managed products. With the distribution environment changing as a result of depolarisation and commercial pressures, advisers are reviewing their business models. Some are choosing to focus on financial planning rather than portfolio management and are therefore concluding that they should make greater use of multi-manager products. With its long standing presence in the fund of funds segment, F&C is benefiting from this trend.

Asset Management Highlights

£125bn Funds under management (2003: £63bn)

36.1% Operating margin (2003: 32.9%)



▲ Combining two companies the size of F&C and ISIS is no mean feat but the emerging business is one of the biggest in its field and a major development for the Friends Provident Group and its customers. Marc Harrington, Arnal Patel and David Hopwood (pictured) are part of the new enlarged operation.

Corporate bonds were also a key retail product area for F&C in 2004, reflecting both investor interest in income generating products and the strength and depth of the proposition which has been built on scale and team work. F&C's credit team within the fixed income department has significantly expanded as a result of the merger, moving from 10 investment professionals to 25, making F&C's operation one of the best resourced managers of corporate bonds in the UK. The flagship retail bond product, F&C Strategic Bond Fund, recently won its category in the 2005 Lipper Fund Awards.

A notable highlight of 2004 has been the recognition achieved for the excellent performance of the Stewardship range of ethical funds. The funds received significant attention during the year, aided by the 20th anniversary of the Stewardship Growth Fund and the appearance of the Stewardship Income Fund in the influential 'White List Report' produced by Principal Investment Management. This rated the fund as one of the best equity income funds on a risk/return basis. The manager of the Stewardship Income Fund won the UK Equity Income category of the Lipper Citywire '2004 Fund Manager of the Year' Awards.

Another area of success has been the Venture Capital Trust (VCT) market where F&C operates under the Baronsmead brand. In the 2003/4 tax year, Baronsmead achieved the largest market share of any VCT provider and, despite competition from over thirty new launches, Baronsmead has continued to generate large market share in the 2004/5 tax year.

F&C has a dominant share of the investment trust regular savings scheme market and in 2004 celebrated the 20th anniversary of the F&C Private Investors Plan, the first such plan. Looking to the future, F&C will continue to be a pioneer of investment trust savings products and is the only asset management group to offer an investment trust Child Trust Fund (CTF), a new Government savings initiative. F&C's position as the leading investment trust provider was confirmed in a number of awards including 'Best Investment Trust ISA Provider, 2004' (What Investment), 'Best Investment Trust Group 2004' (Personal Finance) and 'Best Investment Trust Group 2005' (Professional Adviser).

F&C has combined its experience as a manager of closed-end investments with the strong performance of F&C Property Asset Management as an investor in commercial property. In May 2004, a £170 million listed property trust was successfully launched, ISIS Property Trust 2 Limited. Dealings in a third property trust, F&C Commercial Property Trust Limited, commenced in March 2005. With assets in the region of £1 billion, provided largely by Friends Provident, this is the largest launch of its kind in the UK.

European wholesale

The merger has provided exposure to the Continental European retail market, an area where ISIS had no presence but where F&C see attractive growth potential.

Whereas in the UK market Independent Financial Advisers have historically been the dominant distribution channel, in most Continental European countries retail investors purchase financial products primarily through banks and insurance companies. This requires a different approach to developing a retail presence, so F&C strategy is to work primarily through local distributors in a wholesaler capacity.

The three key markets for F&C's European wholesale business are Portugal (where F&C sub-advise the mutual funds of Millennium BCP), The Netherlands (where F&C sub-advise Achmea's mutual funds and unit linked products) and Germany where F&C distributes its SICAV funds. Additionally, F&C also manages assets for Millennium BCP's unit-linked products as part of its contract to manage their insurance assets. Friends Provident has longstanding relationships with both Millennium BCP and Achmea. Funds under management for these wholesale relationships grew marginally over 2004 from €8.3 billion to €8.4 billion. The Portuguese unit-linked business grew from €3.7 billion to €4.3 billion over the same period.

Institutional

Through F&C we now have leading positions in two key segments of the European institutional marketplace. The first is in managing assets for insurance companies; the second is in managing assets for pension funds. Both areas have expanded as a result of the merger.

Whereas the asset management business has always had a significant exposure to insurance assets, the client base has become more diverse. Given the Group's experience in this area, and its expanded product range, F&C is well positioned to benefit from any further moves by insurance companies to outsource asset management to third-party providers. As part of its long-term contracts with some of its insurance companies, F&C has contractual rights to manage assets resulting from any corporate activity by these clients.

While insurance funds are heavily weighted to lower-margin fixed interest assets, there are indications that such funds are increasingly looking at areas such as private equity, alternatives and structured products. These areas generate higher fees. The merger has strengthened the range of services that F&C can deliver to its insurance clients, which now includes hedge funds, fund of hedge funds, derivative-based products and a strong asset-liability modelling capability.

F&C is also a top-ten manager of European pension funds with leading positions in the Dutch, Portuguese, Irish and UK markets. The well-documented pension short-fall problem in Europe, combined with shifts in asset allocation towards areas where we can demonstrate strength and depth, offer good growth opportunities. Its partnerships with local insurance companies means F&C is well positioned to deliver fully integrated investment and pension administration services.

F&C is a large multi-asset manager but is also a specialist in a number of areas. In particular, its strengths are in fixed interest, Governance and Socially Responsible Investment, high alpha UK equities, alternatives (hedge funds and private equity), and commercial property. Balanced pension fund mandates represent just 16.5% of F&C's assets under management across Europe.

Alternative investments

There continues to be increasing interest in 'alternative' investments. In the broadest sense this includes both private equity and hedge funds and, under some definitions, commercial property. Although ISIS had a strong private equity (and commercial property) presence, the business did not have any hedge fund capability. As a result of the merger, F&C now has strength in each of these high-margin product areas.

In our 2003 Annual Report we announced that ISIS had signed heads of agreement to acquire a 15% equity stake in Cardinal Capital Partners (trading as 'Cardinal Asset Management'), a new business focused on alternative investment. At that time ISIS had no in-house hedge fund capability, so the investment in Cardinal was a way of achieving exposure to the segment without disrupting the existing business.

A consequence of the merger of ISIS and F&C is that the company now has both an in-house alternatives proposition and a minority stake in, and a preferential relationship with, an external provider. This provides a strong base for developing F&C's proposition in a fast-growing market segment.

Merger

The merger of ISIS Asset Management and F&C Asset Management was the largest transaction in the global asset management industry in 2004* as well as the most significant in the UK for many years. Ahead of the transaction F&C issued an integration timetable to its shareholders. The integration project has a dedicated team and all the separate work streams covering the different aspects of integration will complete their goals during 2005.

All London-based staff transferred to the new headquarters before the end of December, with the exception of those who are part of the operational outsourcing arrangement with Mellon that was announced on 16 November 2004. They are due to move to the Mellon offices later this year.

Following the decision to adopt the F&C corporate name a project was initiated during the latter part of 2004 to develop a brand proposition that would include a clear statement of F&C's corporate vision, mission and values. This exercise involved both internal and external consultation; it has now been finalised and will provide the basis for future activities aimed at building the F&C reputation.

F&C Vision

To become Europe's partner of choice for investment solutions.

F&C Mission

We seek to differentiate ourselves by:

- Building business partnerships with clients, intermediaries and consultants
- Providing them with solutions that deliver superior performance and service
- Combining the benefits of centres of excellence and expert local teams

We aim to create value for clients, shareholders and staff.

Considerable progress has already been made in raising the profile of the F&C brand. At the end of January 2005 a new advertising campaign was launched, focusing on a solutions-driven approach. Alongside this, the profile of the business continues to be raised through high levels of press activity.

Investment quality is essential to the success of F&C. It can be defined in a number of ways, but at its most basic means offering products that meet both the needs and expectations of clients in terms of structures, returns and risk characteristics. Good investment performance is paramount. As a large asset manager with a diverse range of products across all the major asset classes, there will be some variability in performance. Post the merger, products that were performing well have continued to do so, and there has been an improvement in some areas of weakness. However, a constant focus on improving investment quality is fundamental.

*Source: Cambridge International Partners, The Cambridge Commentary review of 2004

1. David Newbigging
OBE, 71, Chairman

Appointed a director in April 2001 and chairman in June 2001, having been an independent director of Friends' Provident Life Office from 1993 to 1998 and its chairman from 1998 to 2001. Chairman of the Investment Committee; member of the Nomination Committee.

Also chairman of Faupel Plc and Talbot Holdings Limited and a director of Merrill Lynch & Co Inc. and PACCAR Inc. Chairman of The Council of Trustees of the Mission to Seafarers and chairman of The Council of Trustees of Cancer Research UK.

Former appointments include chairman and chief executive of Jardine, Matheson & Co Ltd, and chairman of Rentokil Group plc, Equitas Holdings Limited and Thistle Hotels Plc. He will retire from the board at the close of the AGM.

2. Keith Satchell
BSc, FIA, 53, Group Chief Executive

Appointed group chief executive and an executive director in June 2001 having been an executive director of Friends' Provident Life Office since 1992 and its chief executive since 1997. Member of the Investment Committee. Joined Friends Provident from UK Provident in 1986. Appointed a divisional general manager in 1987 and managing director (business operations) in 1995. A non-executive director of F&C Asset Management plc, which is 51% owned by the Company.

Also a member of the senior board of Banco Comercial Português SA and of the board of Swiss Mobiliar Cooperative Company and European Alliance Partners Company AG.

3. Lady Judge
BA, JD, 58, Deputy Chairman, senior independent director

Appointed a director and deputy chairman in June 2001 (when her name was Barbara Singer Thomas), having been an independent director of Friends' Provident Life Office from 1994 to 2001 and its deputy chairman from 1998 to 2001. Chairman of the Remuneration Committee, deputy chairman of the Investment Committee and member of the Nomination Committee.

Chairman of the UK Atomic Energy Authority, Deputy Chairman of The Financial Reporting Council, Chairman of the Professional Standards Advisory Board of the Institute of Directors. A director of Quintain Estates and Developments plc and, amongst others, Portmeirion Group PLC. A former commissioner of the United States Securities and Exchange Commission.

4. Alison Carnwath
BA, ACA, 52, independent director

A qualified accountant, appointed a director in December 2002. Member of the Remuneration and Audit and Compliance Committees and, since April 1 2004, has chaired the With Profits Committees of Friends Provident's three regulated wholly-owned life and pensions operating companies. Non-executive director of Gallaher Group plc, Glas Cymru Cyfyngedig (Welsh Water), Land Securities plc, Man Group plc and ISIS Equity Partners plc. Chairman of Glas Cymru's Remuneration Committee and Man's Audit Committee. Previously a managing director of the US investment bank, Donaldson, Lufkin and Jenrette International, before it merged with Credit Suisse Group in 2000. Formerly, a director of J Henry Schroder Wagg & Co Ltd, National Power plc, Arcadia Group plc, QA Group plc, The Vitec Group plc and Nationwide Building Society.

5. Howard Carter
BA, MA, 53, Chief Executive, F&C Asset Management plc

Appointed an executive director in June 2001, having been appointed an executive director of Friends' Provident Life Office from 2000 and chief executive of ISIS Asset Management plc (now called F&C Asset Management plc) since October 2000 when its name was Friends Ivory & Sime plc. Member of the Investment Committee. Joined Prudential Bache in 1984 as chief economist and director of gilt edged market making. Chief economist/manager, fixed interest at Friends Provident (1988 – 1995) and head of investments (1996 – 1998). Appointed chief investment officer of Friends Ivory & Sime plc in 1998.

6. Ben Gunn
MA, FCII, 54, Chief Executive, Friends Provident Life and Pensions Limited

Appointed an executive director in June 2001 having been appointed an executive director of Friends' Provident Life Office from 2000 and managing director, Friends Provident Life and Pensions Limited in March 2001. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was managing director of London and Manchester Assurance and a group executive director. Joined London & Manchester in February 1996 from Hambro Countrywide where he was an executive director. Also a non-executive director of Pension Advisers Support System Limited, PASS Loans Limited, PASS Fees Limited and PASS Review Limited.



1. 2. 3. 4. 5. 6.

7. Christopher Jemmett
68, independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Chairman of the Audit and Compliance Committee and member of the Investment and Remuneration Committees. An independent director of F&C Asset Management plc (called ISIS Asset Management plc until October 2004) since February 1998 (when its name was Friends Ivory & Sime plc) and its deputy chairman and senior independent director since May 1998. Chairman of F&C's Audit and Compliance Committee.

Former director and member of the executive committee of Unilever PLC and Unilever NV and a former member of the Council of The Crown Agents Foundation.

8. Ray King
BSc, FCA, 51, independent director

A qualified accountant, appointed a director in January 2004. Member of the Audit and Compliance Committee. Group finance director for BUPA since 2001. Formerly the deputy chief executive of Parity Group plc, the director of group finance and control at Diageo plc and the group finance director of Southern Water plc.

9. The Rt Hon Lord MacGregor of Pulham Market
OBE, MA, LLB, 68, independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1998 to 2001. Chairman of the Nomination Committee and a member of the Audit and Compliance Committee.

Also a non-executive director of Associated British Foods plc, Slough Estates plc and Uniq plc and a member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands. A Conservative Member of Parliament 1974 – 2001 and a member of the Government 1979 – 1994. This included five Cabinet posts including Chief Secretary to the Treasury. Formerly a member of the Committee for Standards in Public Life.

10. Adrian Montague
CBE, MA, Solicitor, 57, independent director

Appointed a director in October 2004. Member of the Audit and Compliance, Investment and Remuneration Committees. He is currently the non-executive Chairman of British Energy Holdings plc, Michael Page International plc, Cross-London Rail Links Limited (a pro bono appointment until 31 March 2005) and Infrastructure Investors Limited; and a non-executive director of Cellmark Holdings AB (Sweden).

Mr Montague was a partner with Linklaters & Paines, and subsequently the Global Head of Project Finance for Dresdner Kleinwort Benson, Chief Executive of the Treasury Taskforce, Deputy Chairman of Partnerships UK plc, and Deputy Chairman of Network Rail. He has held several other part-time advisory or supervisory positions including Private Finance Adviser to the Department of Transport, Environment and the Regions and a Board Member of the Strategic Rail Authority. Mr Montague is the chairman-elect.

11. Philip Moore
TD, MA, FIA, 45, Group Finance Director

Appointed an executive director on 1 September 2003, having joined Friends Provident plc on 1 July 2003. Member of the Investment Committee. Previously at AMP (UK) where he was corporate director of finance and head of mergers and acquisitions, having been finance director and actuary of NPI on its acquisition by AMP. Prior to joining NPI in 1998 he spent 9 years at PricewaterhouseCoopers, initially in London and then based in Hong Kong as the partner responsible for the firm's East Asia Insurance Consultancy Practice. A non-executive director of Lombard International Assurance SA, a Luxembourg registered insurance company wholly-owned by the Company and a non-executive director of F&C Asset Management plc since January 2005.

12. Brian Sweetland
LLB, Solicitor, ACol, 59, Executive Director

Appointed an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1995. Joined Friends' Provident Life Office in 1974; was its Secretary from 1983 to June 2001. Member of the Investment Committee. Company Secretary from June 2001 to end-December 2004. Responsible at board level for the Group's corporate services, group risk, governance (including corporate social responsibility) and health and safety. A non-executive director of F&C Commercial Property Trust Limited. A trustee of the Friends Provident Charitable Foundation and a member of the Committee of Reference that independently determines the investment selection criteria for F&C Asset Management plc's Stewardship range of investment products and has a monitoring role for the Friends Provident Group's Stewardship and other ethical and environmental portfolios.

Formerly a director of F&C Asset Management plc and Benchmark Group PLC. He will retire from the board at the close of the AGM.



8. 9. 10. 11. 12.

As in the past we report our results on two bases: achieved profit and Modified Statutory Solvency (MSS).

The achieved profit basis has been developed by the Association of British Insurers. We believe it provides a more representative reflection of the performance of long-term business that fully recognises the shareholders' interest in the in-force portfolio.

The MSS basis is required under legislation for reporting long-term insurance business results. It is an extension of the statutory requirement designed to demonstrate solvency. We will adopt the International Financial Reporting Standards (IFRS) basis of reporting from the interim results 2005. IFRS will replace the MSS basis of reporting.

In addition to these two bases a number of initiatives are underway which will lead to changes in reporting in future.

The European Insurers' Chief Financial Officers (CFO) Forum agreed a timetable for the introduction of changes to the achieved profit basis of reporting, known as the European Embedded Value Basis. We believe this methodology will lead to an improvement in the achieved profits basis of reporting and it is our intention to adopt this basis from year-end 2005 in accordance with the agreed timetable.

Financial Highlights

£344m	£317m	7.55p
Operating profit on achieved profit basis* (2003: £266m)	Operating profit on modified statutory solvency basis* (2003: £260m)	Dividend per share (2003: 7.40p)

*Stated before amortisation of goodwill, operating exceptional items and tax



▲ Those in Group Finance and Actuarial Services are among the unsung heroes who routinely 'burn the midnight oil' to meet the welter of new financial regulations affecting our industry. And doing it in a manner that maintains a resilient balance sheet, supporting ongoing profitable growth and increasing value for shareholders. Pictured are Simon Moss, Tara Burton and Malcolm Channing of Group Finance.


54
66
80
83
01
02
03
04

Contribution to profits from life and pensions new business £m


15.7
17.5
18.6
19.1
01
02
03
04

Life and pensions new business margin %


3.5
2.6
2.8
3.2
01
02
03
04

Embedded value £bn

At the end of this report, we publish information in respect of the Group's life and pensions business based on the forthcoming new accounting rules, contained in FRS 27. These rules are coming into force in 2005 but, in line with industry best practice, we are providing disclosures this year in accordance with a memorandum of understanding signed by the Accounting Standards Board, Association of British Insurers and leading insurance companies.

Achieved profit result

Achieved profit highlights	2004 £m	2003 £m
Group achieved operating profit*	**344**	266
Operating profit on ordinary activities before tax	**267**	227
Contribution from new business	**83**	80
New business margin	**19.1%**	18.6%
Experience variances	**2**	(23)
Effect of changes in operating assumptions	**(9)**	(11)
Development costs	**(15)**	(23)
Asset Management operating profit*	**40**	26

* before amortisation of goodwill, operating exceptional items and tax

The 29% increase in Group achieved operating profit for 2004 is mainly due to the effect of higher opening value of in-force business, improved operating performance and a stronger asset management result. The key components of profit are discussed below.

The contribution from new business is before allowing for the cost of solvency capital and the pension service charge on an FRS17 basis. The contribution from new business has grown for three consecutive years, and has increased by 54% to £83 million in 2004 from £54 million in 2001. As expected, there was an adverse impact of approximately two percentage points in the underlying margin relative to 2003 as a result of the changes in economic assumptions (mainly the increase in the risk discount rate from 7.0% to 7.3%). This has been more than offset by strong expense control and an improved mix of business.

The experience variance includes the shareholders' share of one-off transaction costs relating to our securitisation concluded in December 2004 amounting to £12 million. This is more than offset by positive experience variances, most notably expenses.

The effect of changes in operating assumptions includes an allowance for increased lapses and longevity in the UK, as highlighted in December, offset by improved persistency in our international business and lower expenses.

Development costs represent mainly expenditure on our advanced electronic trading systems and e-commerce related activities. These costs are expected to increase modestly in 2005 as we invest in further service-enhancing technology and strategic infrastructure to improve our product proposition in preparation for a depolarised distribution environment.

Modified statutory solvency result

Analysis of modified statutory solvency operating profit for the year ended 31 December

	2004 £m	2003 £m
With Profits Fund with profit business	**7**	13
Other life business	**109**	68
Longer-term investment return	**85**	87
Asset Management operating profit	**40**	26
Other shareholder income less charges	**(2)**	(5)
Taxation (including the tax credit on the long-term business technical account)	**78**	71
Operating profit before amortisation of goodwill, operating exceptional items and tax	**317**	260
Operating profit on ordinary activities before tax	**228**	209

The contribution from pre-demutualisation with profits business (being the shareholders' share of the cost of bonuses) was £7 million and is likely to remain a modest contributor to Group profits as bonuses have continued to reduce.

The improved result in 2004 is attributable to a number of sources of increased profit, including annual management charges on higher asset values, increased profits on a growing book of conventional life business, an increased contribution from F&C and a number of one-off items. These more than offset the adverse effect of the mortality basis change for annuity business announced in December 2004.

Other shareholder income less charges comprises the expected return on the net pension liability and corporate costs.

The balance on the long-term business technical account is net of tax incurred and the MSS rules require this balance to be grossed up at the appropriate rate of tax, being 30%, to arrive at the operating profit.

The endowment complaints provision was increased to £128 million at the end of 2004 (end 2003: £64m) with claims and costs paid in the year of £66 million (2003: £38m). The majority of complaints relate to with profits fund policies. Of the £130 million charge made in 2004, £14 million relates to pre-demutualisation unit linked policies, in which shareholders have a 60% interest, resulting in an operating exceptional charge of £8 million.

A review of some past sales by our direct salesforce (which is now closed) is being undertaken. A provision of £22 million, of which £19 million is attributable to shareholders, has been established to cover the expected costs of the review and redress payments mainly in respect of inheritance tax planning policies. Both this provision and the endowment complaints provision could change as a result of future regulatory actions that cannot be reliably estimated.

The charge to shareholders has been offset by a release in the pensions mis-selling provision amounting to £13 million. Overall, the net charge to shareholders for the year amounts to £14 million.

Our 51% owned asset management operation increased its contribution to consolidated Group operating profits from £26 million in 2003 to £40 million in 2004, following the merger with F&C in October 2004. Before amortisation of goodwill, exceptional items and the cost of the Reinvestment Plan, F&C earnings per share increased 16% to 14.0 pence (2003: 12.0 pence) and the F&C operating margin was 36% compared with 33% in 2003. Funds under management were £125 billion at 31 December 2004 (2003: £63 bn).

Dividend

The total dividend for 2004 of 7.55 pence per share (including the proposed final dividend of 5.0 pence per share) represents a comparative increase of 2.0% over the 2003 dividend of 7.40 pence per share. The proposed dividend for the year is covered 1.5 times by operating profit of £225 million (before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders).

Operating expenses

Cost control remains a key area of focus and we continue to introduce a number of initiatives to enhance the cost efficiency of the Group.

We have restructured our Appointed Representative business to focus on protection and mortgage related products, which, combined with the cost savings realised in connection with the closure of our direct salesforce in 2003, amount to total cost savings of £21 million p.a.

Acquisition expenses continue to benefit from the efficiencies gained through the increasing volumes of new business now being transacted online and the new business processing facility established in India last year. In 2004, 65% of Investment Portfolio Bond business and virtually all of our group pensions business was transacted online. For protection business, this grew significantly to 52% from 38% in 2003.

The integration of ISIS and F&C is progressing well and we continue to forecast £33 million of cost savings by the first half of 2006, predominantly through reduction in headcount, reduced costs of premises and integration/outsourcing of IT. We expect to deliver about two thirds of this reduction in 2005. One-off costs of the integration are forecast to be of the order of £50 million.

We expect to continue to maintain our UK life and pensions operating expenses, excluding commission, at a broadly stable level while continuing to expand our business.


01 34
02 60
03 63
04 125
Funds under management £bn


01* 7.00
02 7.25
03 7.40
04 7.55
Dividends
pence per share
*Annualised

Shareholders' Funds

Pro forma embedded value	2004 £bn	2003 £bn
Shareholders' funds	**3.2**	2.8
Represented by Group embedded value, comprising:		
Shareholders' invested net assets	**1.0**	1.2
Value of in-force Life & Pensions business	**1.6**	1.3
Market value of Asset Management business	**0.6**	0.3

The embedded value on a pro forma basis, after accruing for payment of the proposed final dividend, was up 17% compared with 31 December 2003 due to a strong achieved profit result and an increase in the market value of F&C.

In connection with the acquisition of F&C, the Group raised £229 million after expenses through the issue of 172 million new shares in July 2004 and issued 92 million shares to Eureko B.V. in October 2004 as part of the purchase consideration.

At the end of 2003 we took account of the cost of capital notionally assumed to be backing our Risk Capital Margin (RCM). This cost arises from the use of lower future investment return assumptions than the risk discount rate on the capital notionally assumed to be backing the RCM. This cost of lock-in has been reduced to £27 million (2003: £39m) as a result of improved RCM coverage from within the with profits fund.

Over the course of 2004 the value of our in-force business increased by £261 million to over £1.6 billion. Over the same period our shareholder invested net assets, which are the best indication of our net cash position, reduced by £152 million to £1.0 billion after allowing for our dividend of £152 million. After allowing for the investment return achieved in the year of £92 million, the dividend from F&C and exceptional items, the net operating strain was approximately £80 million (2003: £70m).

In December 2004, we completed the securitisation of a defined book of pre-demutualisation business, raising £380 million of cash. A transfer of 60% of the benefit will be made to shareholders' funds to finance the continued growth in our business. This has been treated as Group borrowings on both an achieved profit and an MSS basis. Although this has added to group borrowings, it is non-recourse financing and consequently has been supportive of our credit ratings.

The Group's long-term borrowings net of capitalised issue costs have increased to £1,175 million at 31 December 2004 (2003: £797m). These borrowings consist of:

	Coupon %	2004 £m	2003 £m
Undated subordinated guaranteed bonds	9.125	**215**	215
Convertible bonds due 2007	5.25	**290**	290
Step-up Tier One Insurance Capital Securities	6.875	**300**	300
Securitisation Notes –			
A1 due 2016 3 month LIBOR	+ 0.20	**280**	–
A2 due 2019 3 month LIBOR	+ 0.23	**100**	–
Net capitalised issue costs		**(10)**	(8)
Total		**1,175**	797

The interest charge attributable to shareholders amounted to £60 million, up from £41 million in 2003 following our Tier One capital issue in November 2003.

At 31 December 2004 the shareholders' invested net assets were invested broadly in a mix of 73% equities and 27% fixed income securities and cash before allowing for the proposed dividend.

Embedded value per share on a pro forma basis at the end of 2004 was up to 166 pence (2003: 160 pence) after the total dividend for the year of 7.55 pence.

Financial Strength

Friends Provident remains financially strong and our financial standing has been further improved in 2004.

The FSA published the Integrated Prudential Sourcebook at the end of 2004. This is the culmination of three years of work between the FSA and leading life and pensions companies. It includes the new regulatory reporting framework that has been formally introduced at the end of 2004 for with profits business.

Realistic Solvency

We continue to manage the with profits business of Friends Provident Life and Pensions Limited (FPLP) on the basis of our realistic balance sheet (RBS). As per the position at 31 December 2003, the FPLP with profits assets exceed the liabilities, including the cost of guaranteed benefits and options calculated on a market consistent basis. Surplus assets increased by £50 million to £131 million at the end of 2004.

One of the important features of the RBS is its resilience in the event of falls or rises in investment markets. In large measure this is due to actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

In addition to calculating assets and liabilities on a realistic basis, we are required to hold an RCM. The RCM is assessed by stress testing elements of the basis. To the extent we have hedged option and guarantee costs, this will be reflected in a smaller RCM requirement. The RCM at 31 December 2004 was £279 million (£308m at 30 June 2004 and £216m at end of 2003, using different stress tests). The element of the RCM covered from within the with profits fund has increased to £131 million from £81 million in 2003. It remains our intention over time to have the major part of the RCM met from within the with profits fund.

"Friends Provident remains financially strong and our financial standing has been further improved in 2004."

If the RCM is compared to FPLP's total available capital of £1,756 million, we are covered over 6 times. Available capital consists of FPLP shareholder assets, the surplus in the non profit fund of FPLP, 50% of the embedded value profits arising in the non profit fund of FPLP of £205 million, less the capital requirements of the non profit fund.

Regulatory Solvency

As FPLP now reports under the realistic basis, new regulatory valuation rules apply. These focus solely on the adequacy of resources to meet existing guaranteed benefits. An explicit resilience capital requirement is held in addition to test capital adequacy in stressed investment conditions.

The results of the regulatory and realistic basis calculations are then compared after applying stress tests to each and the more onerous requirement is applied. For FPLP the more onerous requirement is currently that calculated on a regulatory basis.

The changes to the regulatory capital calculation in 2004 have had the effect of increasing the regulatory free capital by about £238 million. These changes have not impacted the MSS profit but have improved the fund for future appropriations.

We have significantly strengthened the assumptions that we make about future improvements in annuitant mortality. Our valuation basis now assumes improvements will be the average of medium cohort and long cohort for males and 75% of this average improvement rate for females.

We concluded the securitisation of a defined book of pre-demutualisation business in December 2004. As a result, we have terminated our stop loss reinsurance agreement (2003: £300m) and reduced

"The Group has continued to make enhancements to its risk management approach during 2004."

the implicit item to £110 million (2003: £400m). This has resulted in an improvement in the quality of our regulatory capital.

As a result of the above, the Free Asset Ratio* for FPLP is estimated to have increased to 12.2% at the end of 2004 (end 2003: 10.1%) and available assets have increased by £366 million to £2,281 million.

Group Life and Pensions Capital Position
The information at the end of this report contains a detailed description of the capital position for the life and pensions business of the Group prepared under forthcoming new accounting rules contained in FRS 27. This shows that the total available capital resources at 31 December 2004 amounted to £2,037 million, substantially in excess of the capital requirement of £835 million. The Group capital position statement shows that the bulk of the Group's capital is held outside the with profits funds and, consequently, can be deployed around the Group with a high degree of flexibility.

Group Solvency
The FSA has implemented the provisions of the Insurance Groups Directive in the Integrated Prudential Sourcebook, which came into effect in December 2004. Our Group solvency capital requirement at the end of 2004 was well covered by our available Group capital resources.

Individual Capital Assessment (ICA)
Over the past two years we have developed an economic capital model which has helped our drive for improved capital efficiency. This model will form the basis for Friends Provident to agree with the FSA the economic capital requirement for each individual company based on an assessment of its own risk profile (ie the ICA). At the end of 2004, we were one of a few companies to choose to take part in the ICA pilot exercise with the FSA. This has reinforced our comfort with our methodology and the FSA process.

With Profits Investments
The proportion of equities and property backing the FPLP with profits fund asset shares (the Equity Backing Ratio) is substantially unchanged at 48% (2003: 46%). We continue to actively manage the investment of the guarantee provisions within the fund with a view to minimising risk to policyholders and shareholders. The investment return achieved by the with profits fund in 2004 was 10.7%.

Credit Ratings
The financial strength credit rating of FPLP from Standard & Poor's is A+ (strong) with a stable outlook and from Moody's is A2 (strong) with a stable outlook.

Financial Risk Reduction

Life and Pensions Business
We have a number of financial guarantees on with profits policies, the value of which varies depending on the level of equity markets. We have purchased long-term put options and sold some equity futures to lessen the impact of equity falls and increases in equity volatility on the cost of such guarantees.

In respect of our guaranteed annuity options we have entered into a number of Sterling interest rate swaps and purchased Sterling swaptions that protect us against falls in interest rates.

The conventional assets that back our income protection liabilities are closely matched but leave us with some vulnerability to changes in interest rates at certain terms. In order to mitigate this, we have invested in a series of carefully chosen interest rate swaps whose cash flows match the nature and term of cash flows arising from the liabilities more closely.

Staff Pension Fund
A high proportion of our pension liabilities are either linked to price inflation or to earnings growth, which has a strong correlation with price inflation. The assets backing these liabilities do not have a significant inflation link and there is a risk that the gap between future interest rates and future inflation rates narrows. This could result in the assets becoming insufficient to meet the liabilities. We have hedged against this risk using inflation swaps, which protect us against falls in real yields.

Lombard International

On 11 January 2005 we completed the acquisition of Lombard. The initial payment for this acquisition was €265 million, settled principally from the issue of 113 million new Friends Provident shares. Variable payments are to be made in respect of each of the trading years 2004, 2005 and 2006 (payable in April the following year). The first variable payment is due in April 2005, and this is likely to be equal to the maximum payment of €90 million. We expect to settle this payment by issuing additional Friends Provident shares.

* Represented by the ratio of assets less liabilities (including actuarial reserves but before the required minimum solvency margin) expressed as a percentage of actuarial reserves.

The achieved profit result highlights for Lombard in 2004 were as follows:

Lombard 2004 Achieved Profit Highlights	£m
Contribution from new business	41
New business margin	32%
Operating assumption changes	(26)
Achieved operating profit before tax	29
Embedded value at 31 December 2004	141

The Luxembourg GAAP statutory pre-tax profit for 2004 was £3.5 million.

The contribution from new business was up 32% on the previous year as a result of strong growth in new business. The margin reduced slightly to 32% (2003: 33%). Future growth is likely to come mainly from the private bank and family office distribution channels, leading to a continued increase in the average size of policy sold. We expect good growth in the overall contribution from new business. The operating assumption change results mainly from a strengthening of lapse rate assumptions.

The pro forma impacts on the Life & Pensions business results had Lombard been acquired with effect from 1 January 2004 are as follows:

Lombard 2004 Pro forma impacts	Pro forma	Change
New business (APE)	£564m	30%
Contribution from New Business	£124m	49%
New Business margin	22.0%	+2.9%
Life & Pensions achieved operating profit	£349m	9%
Contribution from new business/embedded value	4.3%	+1.3%

Pension schemes

The Group operates one principal defined benefit scheme, and various schemes operated by F&C Asset Management. The market value of the assets of the principal scheme at 31 December 2004 was £700 million. The principal defined benefit scheme has a negligible net deficit of £4 million (2003: deficit £3m) in relation to the scheme assets after a strengthening of longevity assumption amounting to £26 million. Contributions recommenced from January 2004. Employer contributions were 13%, rising to 14% from January 2005 and 15% from January 2006. Employee contributions were 1% of pensionable pay, rising to 2% in 2005 and 3% in 2006. We continue to use the FRS17 basis of accounting which allows for the charge of current service pension cost.

The F&C defined benefit schemes are closed to new entrants. In addition, the Group also operates two defined contribution schemes, one operated by F&C Asset Management plc and the other by Friends Provident International.

International Financial Reporting Standards (IFRS)

The European Union requires all European listed groups to prepare their consolidated financial statements in accordance with IFRS from 1 January 2005. The Friends Provident Group will therefore prepare interim results for 2005 under IFRS, rather than UK GAAP.

IFRS will not materially impact Friends Provident achieved profit results, embedded value, dividend policy or solvency. IFRS will affect the treatment of investment contracts, whilst the treatment of insurance contracts will be largely unaffected.

The main impact of IFRS on operating profit arises from changes in the new rules regarding the deferral of acquisition costs and the calculation of actuarial liabilities for investment products. These affect the timing of profits but have no impact on the total amount of profit recognised over the life of the product. Some acquisition costs, which are deferrable under UK GAAP, must be written off immediately under IFRS. In addition, a change to the calculation of actuarial liabilities will also result in more profit being deferred to later periods. IFRS are therefore a more prudent version of the MSS basis, increasing the reported new business strain, but without giving new insights into the profitability of products.

We believe the achieved profit basis will continue to provide a more representative method of accounting for long-term business, particularly as it is developed by the European Insurers' CFO Forum.

Management of risk

The Group has continued to make enhancements to its risk management approach during 2004.

Risk vision and appetite

Friends Provident has a clear vision of risk management – an environment where consideration of risk is embedded into business planning, decision making and everyday management. The Board has defined its risk appetite, setting out clearly the amount and types of risk that it is comfortable for the business to take. Executive management is now using this risk appetite to assist them in the setting of business and risk strategies.

Risk framework and process

We have taken further steps to develop our risk governance structure, which is described within the Corporate Governance Report of the Report & Accounts. As explained there, our risk processes have been enhanced to facilitate the effective identification, assessment and management of risk, with appropriate risk management approaches applied to the different sources of risk.

Strategic risks to which the Group is exposed include actions by competitors, distributors, customers, governments and regulators that could impact on our strategy. These are managed through the active consideration of risk as part of our business planning process and in new strategic ventures (for example, in our investment activity and strategic partnerships).

The financial risks to which the Group is exposed comprise market, credit, liquidity and insurance risk (including mortality, morbidity, expense and lapse risks). For each of these classes of risk, we have developed a risk policy that provides an effective control framework for the management of financial risk whilst helping the business to achieve its objectives. This risk policy reflects the risk appetite defined by the Board.

Operational risks include the risk of failure of people, processes and systems, as well as external events. During 2004, we have designed and implemented a new operational risk process and system which establishes clear ownership of risk within business operations, whilst providing an active focus on control effectiveness and improvement, and facilitating central analysis and reporting of risk.

Economic Capital
The Group has continued to develop and refine its economic capital model. Results from the model continue to provide input to our business decisions concerning the management of risk and capital around the Group. The model will also form the basis of our Individual Capital Assessment submission to the FSA. The setting of risk appetite and the development of our economic capital model have informed a number of financial risk strategies which have been undertaken to reduce risk and improve capital efficiency.

Planning and Reporting

The overall financial position of the Group's businesses is monitored through regular reports to the Group Board from the Group Finance Director. This includes reviewing the Group's profitability, embedded value, cashflow and balance sheet position, including capital adequacy. There is a comprehensive business planning and monitoring process for measuring progress against budget. The Actuarial Function Holder and With Profits Actuary report on specific actuarial matters relating to the long-term insurance business, including reports on regulatory valuations, bonus recommendations, realistic balance sheet and financial condition.

Conclusion

Our 2004 results represent a year of strong profit growth and earnings diversification; tight expense control; continued reduction in risk; improved cash generation and generating capabilities; and a further strengthening of our balance sheet. We thus remain confident of continued growth in shareholder value.

Philip Moore
Group Finance Director
17 March 2005

Introduction

In December 2004, the Accounting Standards Board (ASB) issued Financial Reporting Standard (FRS) 27 on Life Assurance. In summary, FRS 27, which does not apply until 2005, requires large with profits life assurance businesses to account for liabilities (including options and guarantees) 'realistically' and to provide detailed disclosures of the liabilities and financial strength of the business as a whole. At the same time as FRS 27 was issued, a Memorandum of Understanding between the ABI, ASB and leading insurers, including Friends Provident, was also issued. The Memorandum sets out the disclosures to be made in the 2004 financial statements as an interim measure. In the 2005 financial statements, FRS 27 will require, inter alia, the stating of 'realistic' liabilities in the balance sheet, but there will not be any impact on profitability or shareholders' funds as any adjustments necessary will be accounted for in the Fund for Future Appropriations.

Friends Provident (FP) has two UK with profits funds. The main UK with profits fund is in Friends Provident Life and Pensions Limited (FPLP) and the capital position of this fund has been determined in accordance with the Realistic Balance Sheet (RBS) regulations prescribed by the FSA. There is also a small UK with profits fund in Friends Provident Life Assurance Limited (FPLA). The capital position of this fund has been calculated on the existing regulatory basis as this fund is closed and is significantly below the £500m level that the FSA has determined should be applied for calculating liabilities under the realistic methodology.

The information disclosed below is provided as supplementary information and does not form part of the modified statutory solvency accounts.

Realistic valuation

The amount of realistic liabilities (including options and guarantees) for FPLP's with profits fund at 31 December 2004 amounted to £14,010m and the amount of realistic assets amounted to £14,141m. This results in an excess of realistic assets over realistic liabilities of £131m. Excluding the shareholders' share of future bonuses totalling £58m, as required by FRS 27, the excess amounted to £189m. The excess of realistic assets over realistic liabilities at 31 December 2003 amounted to £81m (£143m excluding the shareholders' share of future bonuses totalling £62m).

The main element of the realistic liabilities is the asset shares of with profits business. This represents the premiums received to date together with the investment return earned less expenses and charges. This is mainly calculated on an individual policy basis using historic information and in line with the company's Principles and Practices of Financial Management (PPFM). Asset shares are fully matched since they move with the value of the underlying assets.

Policyholder liabilities (including options and guarantees) are then valued using a market consistent stochastic model. Included in liabilities are provisions for specific items such as mortgage endowment reviews and other liabilities of the fund. Realistic valuations also allow for future profits of non profit business written in the with profits fund to be included as an asset.

Capital statement

The capital statement in respect of the Group's life and pensions business at 31 December 2004 is set out below. This statement shows an analysis of the available capital resources calculated on a realistic basis for the FPLP with profits fund and on a regulatory basis for all other funds. It also shows the regulatory capital requirements and, in total, the overall surplus capital over regulatory requirements. In addition the statement provides an analysis of policyholders' liabilities.

Basis of calculating available capital resources in life and pensions business

The available capital of the two UK with profits funds has been determined in accordance with FSA regulations and includes the Fund For Future Appropriation (FFA). The FFA represents the estimated surplus in the funds that has not been allocated and is available to meet regulatory and other solvency requirements of the funds. Adjustments have been made to restate all assets and liabilities onto a regulatory basis.

The with profits fund in FPLP has available capital of £131m and has been calculated using realistic methodology. In accordance with accounting rules, the RBS liabilities only represent amounts relating to policyholders and do not include the shareholders' share of future bonuses. However, the shareholders' share is treated as a deduction from capital that is available to meet regulatory requirements and shown as a separate adjustment in the capital statement.

The available capital in the closed with profits fund in FPLA amounts to £82m. This has been calculated under the Modified Statutory Solvency Basis (MSSB).

The available capital in the Group's UK non-participating businesses has been determined in accordance with FSA regulations and amounts to £1,146m. This includes a subordinated loan of £215m which was raised by FP Finance PLC and an implicit item of £110m representing a prudent estimate of the future profits of the non profit fund of FPLP. Adjustments have been made to restate all assets and liabilities on to a regulatory basis. The regulatory adjustment to assets mainly consists of eliminating deferred acquisition costs. The regulatory adjustment to liabilities mainly represents the additional regulatory capital arising as a result of the securitisation of a defined book of pre-demutualisation business in December 2004.

The available capital in the Group's overseas businesses written by Friends Provident International Limited (FPIL) has been determined in accordance with local requirements and amounts to £29m. This business is largely written in the Isle of Man. Adjustments have been made to restate all assets and liabilities on to a regulatory basis.

The shareholders' funds held outside the life & pensions funds are shown separately in the capital position statement. It is the Group's policy to ensure that each subsidiary is adequately capitalised to support its life businesses and to exceed regulatory capital requirements. The amount of shareholders' funds available resources is £649m.

Capital statement table

	UK With Profits (FPLP) £m	UK With Profits (FPLA) £m	UK Non-Participating Funds £m	Overseas Life Fund (FPIL) £m	Life & Pensions Shareholders' Funds £m	Total Life & Pensions Business £m
Shareholders' funds						
outside fund	–	–	–	–	655	655
inside fund	–	–	1,279	56	–	1,335
	–	–	1,279	56	655	1,990
Other qualifying capital						
subordinated debt	–	–	215	–	–	215
implicit items		–	110	–	–	110
FFA	189	82	–	–	–	271
	189	82	1,604	56	655	2,586
Regulatory adjustments						
assets	–	(2)	(671)	(13)	(6)	(692)
liabilities	–	2	213	(14)	–	201
shareholders' share of future bonuses	(58)	–	–	–	–	(58)
***Total available* capital resources**	131	82	1,146	29	649	**2,037**
Capital requirement						
UK realistic basis	279	–	–	–	–	279
Other regulatory bases	253	33	264	6	–	556
	532	33	264	6	–	**835**
Overall surplus capital over regulatory requirements						**1,202**
Analysis of policyholders' liabilities						
With profits	13,952	277	–	–	–	14,229
Unit-linked	37	–	9,819	2,356	–	12,212
Non-participating	2,547	–	2,350	27	–	4,924
Total technical liabilities	16,536	277	12,169	2,383	–	31,365

Restrictions on available capital resources in life and pensions business
The available capital is subject to certain restrictions as to its availability to meet capital requirements elsewhere in the Group. In particular, no transfers from long-term funds can take place without an up to date actuarial valuation. The other main restrictions on capital are set out below.

UK with profits fund in FPLP: the available surplus held in the FPLP with profits fund can only be applied to meet the requirements of the fund itself or be distributed to policyholders and shareholders. Shareholders are entitled to an amount not exceeding one-ninth of the amount distributed to policyholders in the form of bonuses on conventional policies. Non profit business written in the FPLP with profits fund has been securitised and surpluses are initially used to repay £380m of floating rate loan notes issued by the Group and then may be distributed 40% to FPLP's with profits fund and 60% to shareholders. Any transfer of surplus to shareholders would give rise to a tax charge. The FPLP non profit fund has provided a contingent loan of £50m to the FPLP with profits fund. This is repayable out of future surpluses in the with profits fund subject to certain restrictions.

UK with profits fund in FPLA: the available surplus held in the closed with profits fund of FPLA can only be distributed to policyholders.

UK non-participating funds: for non-participating business, the majority of surplus can be distributed to shareholders subject to meeting the requirements of the business. Any transfer of the surplus would give rise to a tax charge. The FPLP non profit fund has a liability to repay £215m of subordinated loan stock and has lent £180m to F&C which is repayable in 2006.

Overseas life fund: the available surplus can be distributed to shareholders subject to meeting the requirements of the business.

Shareholders' funds: the capital is generally available to meet requirements anywhere in the Group. It remains the intention of management to ensure that there is adequate capital to exceed the regulatory requirements of the Group's life and pensions businesses, to meet any net new business strain and to support the Group's overall credit ratings. The FPLP shareholders' fund has lent £25m out of a facility of £30m to F&C on a subordinated basis. This loan has no set repayment term. FPLP has also guaranteed the £300m

Step-up Tier One Insurance Capital Securities (STICS) issued in 2003 by the parent company.

Basis of calculating capital requirements for life and pensions business
Each life assurance and pensions company has to hold sufficient capital to meet the FSA's regulatory requirements.

For the FPLP with profits fund, the Risk Capital Margin (RCM) amounts to £279m. The RCM is calculated on set criteria of adverse scenarios laid down by the FSA (the market risk scenarios tested are what would happen if property prices fall by 12.5%, equity prices fall by 20%, corporate bonds spreads increase by 5.22%, fixed interest yields rise 0.8% and persistency increases by 32.5%). The RCM is based on the asset mix at the year-end and takes into account hedging strategies and the actions management would take in the event of particular adverse market conditions.

Under the realistic capital methodology, the capital requirement is the higher of the 'twin peaks' test of the realistic peak and the regulatory peak. In FPLP, the regulatory peak is more demanding and additional regulatory capital of £195m is required being the difference between the realistic peak of £148m and the regulatory peak, including the Long Term Insurance Capital Requirement (LTICR), of £343m as follows:

	Realistic £m		Regulatory £m
Working capital	131	Surplus	488
RCM	(279)	LTICR	(531)
		Resilience capital	(300)
	(148)		(343)

The total regulatory capital requirement for the FPLP with profits fund amounts to £532m which is made up of the RCM of £279m, the excess of the regulatory 'peak' over the realistic 'peak' of £195m, the regulatory requirement of £52m in respect of non profit business written in the with profits fund and £6m in respect of subsidiary solvency requirements.

The capital cover to meet the regulatory solvency requirement of FPLP's with profits fund is provided from FPLP's non profit fund and shareholders' fund.

For the FPLA closed with profits fund, the capital requirement has been calculated on a regulatory basis at £33m.

For UK non-participating funds, the relevant capital requirement is the minimum solvency margin determined in accordance with FSA regulations. This, in total, amounts to £264m.

For overseas business, local regulatory capital requirements are determined and these amount to £6m.

Capital and risk management for life and pensions business
The key sensitivities and the approach to managing the risks are set out below.

UK with profits funds: for the conventional with profits business the key sensitivity is to future investment returns. The mix of assets is kept under review taking into account the level of capital required and the anticipated returns for policyholders. Volatility of returns is reduced by hedging. Derivatives also limit exposure to interest rate movements in respect of guaranteed annuity rates. Included in liabilities are provisions for endowment and other reviews on a best estimate basis. However, the final outcome of these provisions could be different due to the uncertainties involved.

UK non-participating funds: the liabilities are predominately unit linked and management's policy is to ensure that there is no significant mismatching. Assets and liabilities in respect of non unit-linked business such as PHI and annuities are very closely matched and therefore the risks from changes in market conditions are limited. There is the risk of increasing liability for annuities as people live longer and there is exposure to changes in credit spreads.

Overseas funds: the liabilities are predominately unit linked and management's policy is to ensure that there is no significant mismatching. Assets and liabilities are very closely matched and therefore the risks from changes to market conditions are limited. There are no significant currency risks.

Other activities
Apart from capital employed in the life and pensions business amounting to £1,990m, the Group's other main activity is that of asset management operated by the F&C Group in which Friends Provident owned 51% at 31 December 2004. The total capital in the asset management business amounts to £808m (including goodwill of £945m). The capital employed in these two activities reconciles to the Group total equity shareholders' funds of £2,444m by way of central corporate activities and consolidation adjustments (mainly goodwill).

Options and guarantees
Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with profits funds and can arise in non-participating funds. They expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities. For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market consistent stochastic basis. For other funds, options and guarantees are valued on a deterministic basis.

The majority of the Group's life and pensions options and guarantees are within FPLP's with profits fund. These are valued stochastically and included in the realistic liabilities. There are two main types of guarantees and options in the FPLP with profits fund: maturity guarantees and Guaranteed Annuity Options (GAOs). Maturity guarantees are in respect of conventional with profits business and represent the sum assured and reversionary bonuses declared to date. The cost of these guarantees has been calculated at £533m. For certain with profits pension policies issued, there are GAOs which guarantee rates at which annuities can be purchased. The cost of these guarantees has been calculated at £736m.

The cost of the with profits guarantees is assessed using a market consistent stochastic model (using the Smith Model as the scenario generator) and is calculated using 5,000 simulations. The model has been calibrated using the gilt risk-free curve (assuming interest rates of between 4.4% and 4.6%) and implied volatilities in the market. The capital return is calibrated to the actual asset portfolio. For equities, a capital return volatility of 16 % p.a. has been assumed in year 7 increasing to 20% p.a. by year 14 and 23% p.a. by year 21. Volatility for property returns has been assumed at 15% p.a. throughout.

The cost of guarantees also depends on management actions that would be taken under various scenarios. For example, the future level of the equity backing ratio (the ratio of funds held in equities and property to total investments) varies in each scenario depending on the ratio of the guarantee cost to the asset share. Similarly, the reversionary bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a prescribed fraction of the total asset share (based on risk-free returns) leaving the remaining portion of the asset share to be paid as terminal bonus. The management actions are in line with the PPFM and are programmed into the model.

The guarantee cost in respect of GAOs is assessed using a market consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the GAO, relative to an annuity purchased in the open market. In estimating the future open market annuity rate the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality has been derived from an analysis of recent operating experience informed by industry studies with allowance for annuitant mortality improvements. Future improvements are difficult to assess as there is no industry consensus. Short, medium and long cohort terminology refers to commonly accepted terms of the rate of future improvements and the period over which those improvements are expected to occur. In general, the medium cohort for realistic reporting has been adopted.

The GAO cost also depends upon other factors such as policy discontinuance and tax-free cash take up. The factors are based on FP's recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour.

A summary of the other key assumptions is as follows:

Policy discontinuances: lapse rates and paid up policies vary by policy type and period. Policy lapses for pensions are generally in the range of 0.5% to 2% p.a. with policy lapses for life business in the range of 3% to 9% p.a. Paid-up policies for pensions are generally in the range of 7.5% to 11% p.a. with life policies generally in the region of 1% p.a.

Cash free option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 17% of the benefit is taken as tax-free. This is based on past experience adjusted to allow for the expectation that fewer policyholders with guaranteed annuity options will choose to take tax-free cash in future.

There are also guarantees and options in respect of the Group's other life assurance business but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.



"We encourage our people to think differently so that their everyday decisions have regard to social and environmental issues as well as, for example, cost and quality."

Following my retirement as a Director of Friends Provident plc, I am delighted that the Group Chief Executive, Keith Satchell, will take over direct responsibility for the Group's Corporate Responsibility (CR) programme, reflecting its importance in our organisation.

I have led our programme since it was refreshed and relaunched in 2000 and I am proud of the excellent progress that has been made these last five years. We have:

- been members of the FTSE4Good Index since we listed as a plc in 2001
- achieved a top quartile placing in the Companies that Count list based on Business in the Community's CR Index
- been voted one of the 100 Best Workplaces in the UK for the last four years
- cut our CO_2 emissions by 80%
- won the award for written CR communications at the inaugural IVCA Clarion Awards
- retained our leading position in the Socially Responsible Investment market
- established the Friends Provident Foundation to start, albeit modestly, to address some of the social issues facing the UK today

Most recently, in 2004, Friends Provident became a member of the Dow Jones World Sustainability Index, which represents the top 10% of companies across 34 countries and 60 industries assessed for their leading position in sustainability. All these achievements are set against the backdrop of Friends Provident experiencing the greatest period of change in its 170-year history.

Here, we summarise our approach and some highlights from the programme. A full report, including objectives for 2005, can be viewed on our website: www.friendsprovident.com/responsibility. The full CR Report and this summary have been written with reference to the Sustainability Reporting Guidelines published by the Global Reporting Initiative. The CR and Annual Reports together provide a comprehensive review of our economic, social and environmental performance.

Vision and strategy

Our Statement of Business Principles, published on our website, sets out our vision for corporate responsibility. Our vision is based on CR being part of good corporate governance in its broadest sense. Our CR programme has been integrated into routine business planning to ensure it is balanced with other key business drivers. We encourage our people to think differently so that their everyday decisions have regard to social and environmental issues as well as, for example, cost and quality. They can then pursue opportunities to improve our social and environmental performance at little or no extra cost. We also carefully consider the relative materiality of our different social and environmental impacts, focusing our efforts where they can most make a difference.

Our areas of influence

Friends Provident is one of the leading financial services groups in the UK and in the FTSE100 Index of leading UK companies. It has two core businesses, Life and Pensions, which markets a broadly based range of life and pensions products, and Asset Management, which has around £125 billion of funds under management and markets a wide range of investment products to personal and institutional customers. These core businesses are both in the top 10 of their respective sectors in the UK.

The life assurance industry is important from both an economic and social perspective, contributing to the generation of wealth and the social wellbeing of society. It allows consumers, for example, to transfer risk, buy protection and save for retirement. The industry pays out £222 million each working day in pensions and life assurance benefits. Friends Provident was originally founded with the aim of alleviating the hardship of families facing misfortune. Today, as we pay out millions of pounds every working day, improving the quality of life of our customers and their families remains our aim and our core social responsibility.

Buying long-term financial products can be a complicated process and we are pleased to have been re-accredited under the Raising Standards Quality Mark scheme, which aims to foster consumer confidence through improved disclosure and encourage more people to make adequate provision for their long-term financial needs. And the service we provide has been rated Five Star, the highest rate possible in the 2004 Financial Adviser Practiv Service Awards. We also support **pfeg** (Personal Finance Education Group), which is working to improve the financial literacy of future generations of customers.

In addition to assuming social responsibility towards our customers, Friends Provident has other direct and indirect impacts on society. Our direct impacts are:

- Environmental management:
  - Emissions
  - Energy efficiency
  - Waste
  - Resource use (principally paper)
- Labour practices
- Community Investment

Our indirect impacts occur through:

- Responsible investment and engagement
- Supply chain management

Friends Provident's most significant environmental impact is the indirect influence it can exert through responsible investing in its various forms. The Group is a pioneer of responsible investing. In 1984 we launched the UK's first ethical Unit Trust, the Stewardship Unit Trust. Our Stewardship range of products, now partly operated through our Asset Management business, is still the market leader with 42% of the £4.3 billion screened fund market in the UK.

In 2000, the Group launched *reo*®, a state-of-the-art management system for engaging with companies on a range of social and environmental issues. We believe that companies that change the way they behave to address these issues also enhance their long-term shareholder value.

Finally, Friends Provident fully discloses the way it votes the shareholdings held in other companies at those companies' meetings – worldwide. We publish monthly reports that list the way we have voted and include a brief explanation of every vote not supporting the recommendations of the boards of those companies.

Governance structure and management systems

Friends Provident has a well-developed and integrated CR management system that includes the following features:

- Main Board responsibility
- A Group-wide Steering Committee which meets quarterly
- A CR manager
- Defined roles and responsibilities across the Group
- Performance indicators for all main impact areas
- An objective and target-setting mechanism built into the Company's strategic and business planning process
- An internal communication programme
- An internal verification process

CR risks and opportunities are routinely identified through the Group's risk management process. This process requires quarterly reports from each business unit specifically covering CR-related risks and opportunities, which embraces social, ethical and environmental issues. With regard to the ABI Disclosure Guidelines on Socially Responsible Investment, key CR-related risks that have been assessed include recruitment and retention of key employees, reputational issues, responsible investing, community relations, human rights, mis-selling issues and bribery and corruption. We will benefit, as a consequence, from the strengthening of our reputation and the growth of the responsible investment market for both screened funds and engagement services.

To establish our principles, policy framework and performance indicators, we liaised with various groups of people who have a 'stake' in our business and developed a matrix that maps issues against different stakeholder groups. We continue to talk with our stakeholders and take opportunities to link into existing research programmes to ensure this matrix remains up-to-date.

Environmental performance indicators

Compared with some industries, the direct impact on the environment from an office-based life and pensions or asset management company is low. However, we can exert a significant material impact indirectly through responsible investing. Customers who invest in our Stewardship range of products can be confident their money will only be invested in companies that have been screened by an independent Committee of Reference to ensure the selected investments have positive community and environmental benefits for the world and its people and minimise their negative impacts.

"Motivated employees are a key factor for the long-term success of any business."

Through *reo®* we engage with companies on a range of social, environmental and ethical issues. *reo®* is applied to Friends Provident's worldwide equity portfolio, including its staff pension fund. Each year, our twelve-strong team of specialists selects a specific number of topical issues on which to engage and target companies most exposed to the risks associated with those issues. Quarterly reports covering those issues and companies, as well as case studies illustrating the engagement process, are published by our Asset Management business and can be viewed on www.fandc.com.

Despite their relatively low significance, we still have a structured programme of environmental housekeeping to manage our direct impacts. Based on DEFRA (Department for Environment, Food and Rural Affairs) guidelines, emissions from gas and electricity at our main office sites amounted to 1,419 tonnes CO_2 in 2004 (2003: 1,300 tonnes). Emissions from company cars amounted to 3,075 tonnes CO_2 (2003: 3,499 tonnes).

We used 48 million sheets of plain paper (2003: 53 million sheets). At main office sites we used 37 litres/employee/day of water (2003: 37 litres/employee/day) and produced 1,121 tonnes of waste (2003: 1,070 tonnes) of which 32% was recycled (2003: 28%).

Our Supplier Statement outlines our progressive programme for addressing social and environmental issues in our supply chain.

Social performance indicators

Workplace

Motivated employees are a key factor for the long-term success of any business and creating the right culture is crucial to recruiting and retaining the best people. We have been accredited as an Investor In People since 1999. While ensuring that the needs of our customers come first, we try to help our people achieve their optimum worklife balance through homeworking, job sharing and flexible working.

We are an equal opportunities employer. Our aim is that our workforce should mirror the gender and ethnic demographics of the areas in which we operate without any form of positive discrimination.

We promote equal opportunities more generally through our support for Business in the Community's 'Opportunity Now', the Equal Pay Commission and the Employers Forum on Disability.

We undertake regular employee surveys and overall satisfaction remains high at 73% (2003: 76%). We monitor employee sickness and turnover and we publicly report on our performance through our website. We have a strong track record on health and safety, with Silver and Bronze awards from the Royal Society for the Prevention of Accidents. We recognise the trade union, Amicus, with whom we liaise on employee-related business issues.

Community

Our main charitable giving is channelled through the Friends Provident Foundation. The trustees of the Foundation have decided initially to focus their efforts on addressing financial exclusion and the first grants were made in October. Full details on the Foundation can be found on its website: www.friendsprovidentfoundation.org

We also facilitate and promote payroll giving as a simple and cost-effective way in which employees can donate to their favourite charity. To support them we match the first £10 per month that employees contribute. As well as being able to support the charities of their choice, employees are also given the option of using payroll giving to sponsor a child in a third world country through a unique link-up with the aid agency, World Vision. Through our Volunteer Reading Scheme, our staff are given time out of work to visit primary schools to help young children develop their literacy and social skills.

Connected with our sponsorship of Southampton Football Club, the Friends Provident Fair Play Awards are now in their sixth year and we have again linked up with Southampton FC and Southampton City Council to tackle the challenge of keeping racism out of football through the 'Racism Just Ain't Saintly' initiative. We have also established a community trust jointly with Southampton FC to develop a football academy, Saints Play Soccer, for primary school children.

For the Board

B W Sweetland
Director
17 March 2005

Note: CR performance data relates to FPLP unless stated otherwise. F&C reports their CR performance separately. Our performance data procedures were improved last year so some 2003 data has been restated to enable a valid comparison with 2004.

Directors' Report for 2004

The directors present their report to shareholders for the financial year from 1 January 2004 until 31 December 2004. This report, the reports on behalf of the Board by the chairmen of the Nomination, Audit and Compliance and Remuneration Committees and the directors' report on corporate governance that follow and the financial statements will be laid before the Annual General Meeting.

Annual General Meeting

A separate document, the Notice of Annual General Meeting 2005, convening the Annual General Meeting ("AGM") of the Company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Thursday 26 May 2005 at 11.00 a.m., has been sent to all shareholders and contains an explanation of the business before that meeting. The Notice and the above reports and financial statements are all available on the Company's website: www.friendsprovident.com.

Principal activities

Friends Provident plc is the holding company of the Friends Provident Group of companies and is a constituent of the FTSE100 Index. The Group has two core businesses, life and pensions and asset management, whose principal activities are the provision of retail financial services, chiefly long-term insurance business and asset management. The life and pensions business operates primarily in the UK and in selected international markets, the latter serviced through subsidiary life assurance companies, Friends Provident International Limited in the Isle of Man and a branch operation in Guernsey. The asset management business is undertaken through F&C Asset Management plc ("F&C"), a 51% owned, publicly listed Group subsidiary company. Particulars of the main subsidiary and associated undertakings are given on pages 105 and 106.

Statement of going concern

After making enquiries, the directors are satisfied that the Company and the Group have adequate resources to continue to operate as a going concern for the foreseeable future and have prepared the financial statements on that basis.

Results and business review

The Board seeks, through the Report & Accounts, the review of the financial year and future developments covered in the Chairman's Statement, the Group Chief Executive's Review and the other operating and financial reviews that precede this report, to present a balanced and understandable assessment of the Group's position and prospects. The Group's results for the financial year are shown in the consolidated profit and loss account on pages 60 and 61.

Dividend

The directors are recommending a final dividend for 2004 of 5.0 pence per share, payable on 31 May 2005 to all holders of ordinary shares on the register of shareholders at the close of business on 8 April 2005. The dividend for the year, including the interim dividend of 2.55 pence per share paid on 26 November 2004, amounts to 7.55 pence per share. The total cost of dividends for 2004 will amount to £152 million. The intention is for interim dividends to be paid in November and final dividends to be paid in May each year. The interim dividend will represent approximately one third of the anticipated total dividend.

Impact of International Financial Reporting Standards

The Group has for some two years had in place an established International Financial Reporting Standards ("IFRS") project team responsible for investigating the impact of applying IFRS and managing the Group's transition to IFRS reporting in 2005 and thereafter. This team has been working to a project plan that has enabled the transition to IFRS in time for reporting in 2005. More details are contained in the Financial Review (page 31).

Institutional Placing

On 2 July 2004 the Company effected an institutional placing of 172,405,671 new ordinary shares of ten pence each in the capital of the Company at £1.35 per share to raise approximately £229 million net of expenses. The amount raised was used to fund part of the cash consideration paid on 11 October 2004 for the merger of the asset management business (below).

Merger of Asset Management Business

At an Extraordinary General Meeting on 30 September 2004, shareholders approved a series of transactions involving the Company and its then 67% owned subsidiary, ISIS Asset Management plc ("ISIS"), whereby, following completion on 11 October 2004, the Company retained a 51% controlling interest in its enlarged and rebranded publicly listed asset management business, renamed as F&C Asset Management plc ("F&C"). The transactions included the merger of ISIS and F&C Group (Holdings) Limited ("Holdings") by way of acquisition by ISIS of the entire issued share capital of Holdings, the acquisition by the Company of 145,365,679 new ISIS (now F&C) ordinary shares for £250 million cash paid by the Company to Eureko B.V. ("Eureko"), the owners of Holdings, and the allotment to F&C Asset Management Holdings B.V. ("FCAM"), a wholly-owned subsidiary of Eureko, of 92,433,278 new ordinary shares in the Company worth approximately £133 million.

Debt Capital

On 16 December 2004, Friends Provident Life and Pensions Limited raised additional high quality core regulatory capital by securitising the cash flows expected from a book of life assurance business and borrowing £380 million at an annual interest cost of approximately 5.5% on the security of bonds secured on the future revenue from this book of life assurance policies.

Post Balance Sheet Event – Acquisition of Lombard International Assurance S.A. ("Lombard")

On 11 January 2005 the Company completed its acquisition of Lombard, originally announced on 26 October 2004. The Company made an initial payment to Lombard's shareholders of €265 million (£187 million), satisfied through an initial issue to Lombard's shareholders of 113,477,763 new ordinary shares of ten pence each in the capital of the Company, and a further issue to be made at a later date to a minority shareholder of Lombard of 389,414 new ordinary shares of ten pence each in the capital of the Company. The acquisition arrangements provide for further payments that are dependent on Lombard's performance in 2004, 2005 and 2006.

Purchase of own shares

The Company is, until the date of the next AGM, generally and unconditionally authorised to buy back up to 10% of its issued share capital at 1 March 2004 (172,290,911 shares). No such purchase has been made.

Treasury Shares

The Company first created treasury shares on 9 July 2004, having been authorised to do so at the May 2004 AGM. As at 17 March 2005, the Company held 44,400,474 shares in treasury (9 July 2004: 46,537,610 shares). During the year, 919,638 treasury shares (2003: nil) were used to satisfy awards under three of the Company's employee share schemes and in 2005 up to 17 March 2005, a further 1,217,498 have been used for these purposes.

Substantial shareholdings

At 17 March 2005, and in accordance with the provisions of section 211 of the Companies Act 1985, the Company had received notification from Eureko B.V. ("Eureko") of its holding in the Company's issued share capital amounting to 72,133,266 shares, or 3.5%. Eureko owns all the issued share capital of FCAM (see Merger of Asset Management Business above) and is an indirect controlling shareholder in Achmea Pensionen-en Levensverzekeringen ("AP"), which, respectively, currently own 27,220,414, or 1.32%, and 20,300,012, or 0.98%, of the Company's issued share capital. Achmea Association ("AA"), a Dutch mutual, is the controlling shareholder of Eureko. Accordingly, AA and Eureko have an aggregate interest in 119,653,692 shares, or 5.8%, in the issued share capital of the Company.

Directors' interests

Details of directors' interests in shares under option as at 31 December 2004 are shown in the table on page 56. The interests of directors in the shares of the Company and its subsidiaries are shown in note 38 on page 102. Of the directors of the Company, only Howard Carter, an employee of F&C, holds share options and deferred shares in F&C.

Directors

Details of Board members at the date of this report are set out on pages 22 and 23. All directors must be elected at the AGM following their appointment and, in addition, one third of the Board members must retire every year and, if appropriate, seek re-election. Sufficient biographical details to enable members to take an informed decision about continuing directors are contained on pages 22 and 23. The directors retiring by rotation at the AGM are Alison Carnwath and Howard Carter and, being eligible, offer themselves for re-election. Adrian Montague, appointed as an independent director on 27 October 2004, will retire at the AGM and, being eligible, will offer himself for election. Roger Morton and Graham Aslet resigned as directors during 2004 and David Newbigging and Brian Sweetland will retire at the close of the AGM. The Combined Code requires that Lady Judge submits to annual re-election and the Notice of the AGM sent to all shareholders fully deals with this and explains why the Board is recommending her re-election.

Other than their employment and service contracts, and related party transactions referred to in Note 39 on page 103, there were no contracts in existence during or at the end of the financial year in which a director of the Company was interested.

Employees and equal opportunities

The Company aims to provide equal opportunities for all, without discrimination on the grounds of race, religion, marital status, age, gender, sexual orientation or disability in all our dealings with staff. We recruit and promote those best suited for the job. The Company respects the dignity of individuals and their beliefs. The Company does not tolerate any sexual, racial, physical or mental harassment of staff in the work place.

The Group has amongst its employees a number who are disabled. It gives full and fair consideration to applications for employment from disabled persons. In the event of employees becoming disabled every effort is made to maintain them in employment with appropriate retraining being arranged if necessary. It is the Group's policy that disabled persons should as far as possible be given the same opportunities for training, career development and promotion as other employees.

Employee involvement and communications

The Group is committed to its policy of encouraging employee involvement at all levels. The primary methods by which the two core businesses implement this policy are:

- management briefings/presentations and discussion through the management structure;
- the issue of a full range of employee communications via the Company's Intranet or other internal publication of relevant information, which inform staff of current issues/developments and progress;
- an established and regular staff opinion survey that encourages staff anonymously to present their views, thereby generating workplace and business improvements; and
- the establishment of effective working relationships with staff representative bodies.

The primary aim of all these activities is to ensure staff know the objectives and activities of the Company and the Group so that they can contribute fully to their continued success.

Additionally, staff are involved in each core business's, and through that the Group's, performance by way of participation in Inland Revenue approved all-employee share schemes specific to each core business: a ShareSave Scheme (savings-related share option scheme) and a Share Incentive Plan.

Creditor payment policy

While the Company does not follow any code or standard on payment practice, it is the Company's and the Group's policy to adhere to the payment terms agreed with individual suppliers and to pay in accordance with their contractual and other legal obligations. The standard payment terms of the Group require settlement within 30 days. The Company has no trade creditors.

Friends Provident Charitable Foundation

The Foundation is a registered company limited by guarantee and is a registered charity created with the intention that it should be the vehicle through which the Company would contribute to charitable purposes after the demutualisation of Friends' Provident Life Office ("FPLO") on 9 July 2001. Accordingly, the Company donated to the Foundation £250,000 annually for three years from July 2001 and on 9 July 2004 endowed the Foundation with £20 million by donating shares to that value from shares that had not been claimed by former members of FPLO. In this way, having donated to the Foundation an endowment that should generate for the Foundation a significant future income stream that can be applied by the Trustees of the Foundation, the Company has facilitated the Foundation's grant-making intentions for the foreseeable future. Further, the Group provides a range of services to the Trustees free of charge.

Charitable and political donations

Donations to charitable organisations (including Friends Provident Charitable Foundation) paid by the Group amounted to £20,164,948 (2003:£324,337), of which F&C donated £85,000 (2003: £58,000). No political donations were made (2003: nil). These figures do not include the value of services provided free of charge by the Group to the Foundation.

Auditors

The Company's auditor, KPMG Audit Plc, has indicated its willingness to continue in office and, on the recommendation of the Audit and Compliance Committee, a resolution to reappoint KPMG Audit Plc as auditor to the Company will be proposed at the AGM.



For the Board
R.G. Ellis, Company Secretary
17 March 2005

Role of the Board: The Board provides leadership of the Group and, either directly or through the operation of committees of directors constituted with appropriate written terms of reference and delegated authority, brings an independent judgement on all issues of strategy, performance, resources (including key appointments) and standards of conduct. The Board sets the Group's strategic aims, which it then implements through its approval and regular monitoring of a business plan and budget prepared by the executive directors. This plan relates to the Group's two core businesses: life and pensions and asset management. Each core business is organised through a group of subsidiary companies, each group having a principal operating company: Friends Provident Life and Pensions Limited ("FPLP") for the life and pensions business and F&C Asset Management plc ("F&C") for the asset management business. F&C is 51% owned by the Company and is itself listed on the London Stock Exchange. The business plan specifies key developments towards the strategic objectives that are to be achieved by management within an agreed budget. At its monthly meetings, supplied with information that is both timely and appropriate, the Board deals with those matters specifically reserved for its decision, and takes all material decisions affecting the Group. These include acquisitions, sales, capital expenditure and financing, and the oversight and review of the operation and achievement of the Group's activities. The Boards of F&C and FPLP (and other FSA-regulated subsidiaries) also meet separately and regularly to monitor and direct the operations of those businesses.

Board Membership, Attendance and Balance: The current membership of the Board and the significant commitments of the directors are stated on pages 22 and 23, which record the names of the Chairman, the Group Chief Executive and the Deputy Chairman, who is also the Senior Independent Director. The names of the chairman and members of the Audit and Compliance, Nomination and Remuneration Committees are stated in the reports of those Committees. During 2004 the Board met on 12 occasions, including an off-site strategy meeting. Graham Aslet could not attend one meeting of the Board. Ray King, who joined the Board in January 2004, had a number of pre-existing commitments that prevented his attending two meetings. Otherwise, all directors were present at every meeting they were eligible to attend.

The Board considers all six non-executive directors (which expression excludes the Chairman) to be independent in character and judgement and is not aware of any relationships or circumstances which are likely to affect, or could appear to affect, the judgement of any of them. The Board makes this assertion having considered and taken full account of the fact that Lady Judge was first elected to the Board of Friends' Provident Life Office in May 1994 and to the Board of the Company in June 2001. The Board is entirely satisfied that Lady Judge is independent in character and judgement, that there are no relationships or circumstances that are likely to affect, or could appear to affect, her judgement. Further, she has the broad experience, credibility and commitment required to be an effective independent director and makes important contributions to governance and strategic issues that would be difficult to replace.

The non-executive directors' experience covers a broad spectrum and, coupled with the focus and experience of the Chairman and the executive directors, the Board is able to lead and give direction to the Group without any imbalance that may allow any individual or group of individuals to dominate its decision taking. Any director having a concern in this or any other regard may raise it with the Chairman or the Senior Independent Director. All directors also have access to the advice and services of the Company Secretary who ensures that Board process and leading corporate governance practice are followed. There is also an established procedure whereby individual directors, who consider it necessary in furtherance of their duties, may take independent, professional advice at the Company's expense.

Performance and continual professional development: The Board's formal annual evaluation of its own performance and that of its committees and individual directors was effected in December 2004 by each director completing a questionnaire prepared internally and based on the Combined Code and the several guidance notes issued in July 2003 with that publication. The replies to those questionnaires were sent in confidence to the chairman who analysed them. The overall outcome was discussed at the December 2004 Board meeting and the manner of dealing with emerging issues and concerns identified by the chairman's analysis was addressed. The Board has again confirmed that it will keep this process under review to ensure that analyses of the outcome of this evaluation will give the Board, and the Chairman and the Nomination Committee in particular, the information they need to continue to fulfil the intentions underlying the requirements of the Combined Code during 2005. Directors also individually attend external seminars and briefings to keep up-to-date with regulations and best practice affecting the Group's core businesses and report on these to the Chairman and the Secretary. There is a full induction process in place for new directors that recognises the complexities of the life and pensions and asset management businesses and aims to enable directors to make a full contribution to Board discussions within an optimum timeframe.

Committees of the Board: All committees of the Board that are subject to the requirements of the Combined Code are chaired by an independent director and exclusively comprise, or, in the case of the Nomination Committee (where the Chairman of the Board is a member), have a majority of, independent directors. Reports on the activities of the Audit and Compliance, Nomination and Remuneration Committees, including membership and attendance, are included at pages 46, 47 and 49. Details of other committees are:

Investment Committee
David Newbigging (Chairman), Howard Carter, Christopher Jemmett, Lady Judge, Adrian Montague (since 28 October 2004), Philip Moore, Keith Satchell, Brian Sweetland. (Graham Aslet was a member of the Committee until 31 December 2004.)

With Profits Committees ("WPC") of the life and pensions operating companies
While these committees are committees of the boards of FPLP and its subsidiary insurance companies and not the Company, the Board of the Company appoints the chairman of the WPC from amongst the independent, non-executive directors of the Company. Alison Carnwath has fulfilled that role since 1 April 2004. An overview of the work of the WPC is set out on page 48.

Reporting to shareholders: The Company places considerable importance on communications with shareholders and responds to them on a wide range of issues. It has an ongoing programme of dialogue and meetings with major institutional shareholders, where a wide range of relevant issues including strategy, performance, management and governance are discussed. Further, the Chairman and the Senior Independent Director are available to meet major shareholders and the Chairman writes annually to the twenty largest shareholders, emphasising his availability should they wish to meet with him. Twice during the year, the Chairman and the non-executive directors met with the Company's joint brokers, Cazenove and Merrill Lynch, after executive presentations to major shareholders had been completed. This helps the non-executive directors to maintain an up-to-date understanding of the views of major shareholders.

At its Annual General Meeting, the Company complies with the provisions of the Combined Code relating to the disclosure of proxy votes, the separation of resolutions and the attendance of directors, particularly committee chairmen. The timing of the despatch of the formal notice of the Annual General Meeting complies with the Combined Code. The outcome of every general meeting of shareholders, including detailed voting results and votes withheld, is published on the Company's website following the close of the meeting.

Statement of directors' responsibilities: Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors confirm that they have complied with these requirements.

In addition to being included with the Annual Report, the financial statements are published on the Company's website. The directors are responsible for the maintenance and integrity of the website and compliance with legislation in the UK concerning the preparation and dissemination of financial statements which may differ from legislation in other jurisdictions.

Statement of compliance with provisions of the Combined Code

The Directors consider that, save as next mentioned, the Company has throughout 2004 and up to the date hereof applied the principles and met the requirements of the Combined Code. While it remains the intention of the Directors fully to comply with the requirements of the Combined Code wherever such compliance is within their control, between 20 May 2004 (when Roger Morton retired) and 27 October 2004 (when, following a recruitment process involving external consultants, Adrian Montague was appointed), the number of independent, non-executive directors on the Board did not represent at least half the Board membership, excluding the chairman, as required by A.3.2 of the Combined Code.

Internal controls – compliance position: The Board of the Company is ultimately responsible for the Group's systems of internal control and for reviewing their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve business objectives as no business can be successful without taking some risk. They can thus provide reasonable but not absolute assurance against material mis-statement or loss.

In accordance with guidance published in September 1999 by the Institute of Chartered Accountants in England and Wales – "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Guidance") – the Board confirms that there has been in place for the year under review, and up to the date of approval of the annual report and accounts, an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board to ensure it complies with the Turnbull Guidance and the ABI Disclosure Guidelines on Socially Responsible Investment, which focus on Social, Ethical and Environmental ("SEE") risks.

Last year's report mentioned that formal committees had been established from 1 October 2003 to oversee risk management and that the structure for the management of risk would continue to develop during 2004. That structure has operated satisfactorily throughout 2004 and the several formal committees, chaired by the Group Risk Officer, have met regularly in fulfilment of their roles. As expected, the benefit of the Group's experience of working within that structure during 2004 has resulted in further development of the structure of the Group's risk management operations. Accordingly, in November 2004, the Board approved a revised structure that has been in operation from 1 January 2005.

The Board retains its responsibility for the system of internal control. The Group Risk Committee comprises the executive directors of the Company and the CEO of F&C, and is chaired by the Group Chief Executive. It recommends to the Board the Group's overall risk management framework and its high level policy for managing risk, approves the risk management frameworks within the Group's two core businesses and determines policy for the management of group risk. The board of FPLP reviews risk management information within its core business and is responsible for the identification and assessment of risks to the achievement of group strategy within that business. It is supported in this work by two new committees, the Financial Risk Committee ("FRC") and the Operational Risk Committee ("ORC"). These comprise selected directors from the board of FPLP and relevant senior managers from the life and pensions business. The FRC, chaired by the Group Finance Director, sets and oversees the implementation of policy for the management of market, credit, insurance and liquidity risk within the life and pensions core business. The ORC, chaired by FPLP's Director of Information Technology, has equivalent responsibilities in respect of operational risk. Within the asset management core business, the F&C Risk Committee sets and implements risk management policies.

Key to the development of the Group's risk management framework has been the appointment, with effect from 19 July 2004, of a new Director of Risk, who reported to the Group Risk Officer until the end of 2004. From 1 January 2005, the Director of Risk has assumed the role of Group Risk Officer and reports to the Group Finance Director.

Alongside the development of the risk committee structure, the risk management framework within the life and pensions business has been developed, including the delivery of revised risk reporting to the new committees, to the board of FPLP and to the Board of directors of the Company.

The Executive Committee of the Company comprises executive directors of the Company and the CEO of F&C and the Management Committee of F&C comprises the executive directors and senior management of F&C. The appropriate risk committee will bring to the attention of the Executive Committee of the Company, the Management Committee of F&C, the Audit and Compliance Committees of both the Company and F&C (and through them to the boards of F&C and the Company), and to other parties, as necessary or appropriate, details of known, material control weaknesses or significant risks and agreed actions to eliminate those weaknesses or mitigate the risks. Within F&C, its Management Committee acts similarly to the Executive Committee.

The Board has reviewed the effectiveness of the Group's systems of internal controls during the year. This review covered all controls, including financial, operational, compliance and risk management. This is primarily achieved by the Company's Audit and Compliance Committee periodically receiving and reviewing reports from the compliance and internal audit functions within both core businesses. On an annual basis, the Company's Audit and Compliance Committee meets specifically to review annual assessments from the compliance, internal audit and risk management functions before recommending to the Board the adoption of the Internal Controls statement.

Key elements of the Group's systems of internal controls are as follows:

Control environment
The Group is committed to the highest standards of business conduct and seeks to maintain these standards across all of its operations. The Group has in place appropriate procedures for the reporting and resolution of activities that do not meet the required standards of business conduct.

The Group has an appropriate organisational structure for planning, executing, controlling and monitoring business operations in order to achieve Group objectives. The structure is designed to provide clear responsibilities and control for key areas of the Group's business and embraces 'whistle-blowing' procedures to enable staff to raise concerns in confidence. Operational responsibility rests with the Group CEO and is devolved through an executive structure with clearly delegated and appropriate levels of authority. Members of Group management are, therefore, accountable for the operation of the systems of internal controls within the Group's two core businesses.

As statements covering the system of internal controls within F&C and its subsidiaries can be found in F&C's annual report and accounts, the remainder of this statement focuses on the system of internal controls within the Group's core life and pensions business. Full details of the F&C Group, including its corporate governance, can be viewed and/or downloaded at www.fandc.com

Risk identification
Members of executive management are responsible for identifying and evaluating the key risks facing their areas of the business. These risks, which may be associated with a variety of internal or external factors including regulatory requirements, control breakdowns, disruption in information systems, competition and natural catastrophe, are subject to regular assessment within the business and are formally assessed at least quarterly. Further, the operational life and pensions subsidiary boards and the Board of the Company receive a monthly management information pack that identifies the risks facing the business and the mitigating actions being taken. The Group Risk Officer reports to the Board quarterly on the results of the review of key risks carried out by executive management. Internal audit reports to the Audit and Compliance Committee half yearly on the effectiveness of the controls that exist to manage the key risks.

The significant strategic, financial, operational and project risks, economic, business, legal and SEE risks facing the business have been evaluated and, so far as possible, managed by this process. Examples of these could include failure to manage capital adequacy, failure to adhere to regulations of the FSA, mis-selling, loss of key staff, failure to treat customers fairly, failure to maintain adequate controls against money laundering, the inappropriate handling of customer complaints, loss of support among Independent Financial Advisers, poor investment markets, unsatisfactory investment returns, poor staff satisfaction and morale, particularly as a consequence of mergers or acquisitions, and a range of significant risks that could occur due to the business's failure to manage its direct and indirect environmental impacts.

The Board has reviewed and updated the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

Information and communication
Members of executive management participate in an annual strategic review that considers overall business direction and its financial implications. Individual business units prepare annual budgets and business plans that provide a basis against which actual results can be benchmarked. Assets, liabilities, investments and other relevant criteria are also monitored. Progress against plans is actively monitored and supported by regular forecasts, which, together with actual results, are consolidated and presented to the Board for discussion on a regular basis.

Through these mechanisms, the business's performance is continually monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

Risk management policy
The aim of the Group's risk management policy is "To manage responsibly and proactively the significant business, including SEE risks, that have the potential to impact the Group's current business operations, while defining and accepting an appropriate level of risk that will allow the Group's two core businesses to flourish".

The Company aims to manage risk in a manner that will provide sustainable value by focusing on those matters that may impact or thwart the achievement of the Group's business objectives.

The Company believes that effective risk management should be part of the Group's behavioural culture, a state of mind whereby all employees consider their day-to-day work processes and identify new or existing activities that will increase the likelihood of achieving the many long-term business objectives at an acceptable level of risk. The process of strategic and business planning is subject to the same principles as day-to-day processes and adopts the concept of risk management as part of its overall approach. To reinforce the importance of risk management, senior managers now have a performance requirement that relates to risk management generally and, more particularly, to treating customers fairly. The latter requirement has for several years been embraced by the Company's corporate values but has been made specific to individual managers to reflect its importance in the current regulatory environment.

Control procedures
The business has implemented accounting policies, financial reporting processes and internal control procedures designed to safeguard policyholders' investments and the Group's assets. Measures taken include physical controls, segregation of duties and reviews by management. A process of self-assessment and hierarchical reporting has been established within the business that provides for a documented and auditable trail of responsibility and accountability.

Monitoring and corrective action
Group Risk monitors and reports the outcome of the self-assessment process to successive layers of management and ultimately quarterly to the Board.

The controls identified as part of the self-assessment process are reviewed by the internal audit function for accuracy, completeness and effectiveness. Planned corrective actions are independently monitored for timely completion and reviewed by the Audit and Compliance Committee.

Independence of external auditors
The Board has in place rigorous systems for ensuring the independence, integrity, competence and professionalism of the Group's external auditors and has satisfied itself that during the year no aspect of their work was impaired on these grounds. In maintaining a clear perception of independence and balancing that with the best interests of the Company, the Board has also considered the policy for awarding audit-related and/or non-audit work to the Group's external auditors.

The Company does not impose an automatic ban on any Group company's external auditors undertaking non-audit work. The Group's aim is always to have any non-audit work carried out in a manner that affords full value for money. The contractor must not be in a position of conflict in respect of the work in question and must have the skill, competence and integrity to carry out the work in the best interests of the Company and the Group. In particular, however, auditors of the Company are not permitted to:

- perform work that involves the valuation of an asset or liability incorporated into any of the Company's financial statements;
- act as secondees to positions of influence with the Group;
- design and implement systems that have financial implications;
- provide internal audit services where an opinion has to be given on management's assessment of accounting controls and financial systems;
- provide litigation support services;
- provide corporate finance services (except as noted below*); and
- advise on senior executives' remuneration.

* The external auditors have undertaken corporate finance work from time to time regarding the introduction of potential investment to funds managed by ISIS Equity Partners plc, a wholly owned subsidiary of F&C. The fees payable for this work have not been borne by a group company.

Auditors of the Company are permitted to perform audit-related and non-audit work in areas where, in the opinion of the Audit and Compliance Committee, it is appropriate for them to do so and there are no actual or perceived independence issues. In particular, the Audit and Compliance Committee will give careful consideration before appointing the auditors to perform work in the areas of outsourcing and partnering, advice on tax structuring and acquisition due diligence.

The Chairman of the Audit and Compliance Committee is authorised to approve the use of auditors for audit-related and non-audit work provided that the cost does not exceed £50,000 and the aggregate value of audit-related and non-audit work awarded to auditors does not exceed the audit fee for the financial year in question. In other circumstances, the approval of the Audit and Compliance Committee is required.

The Audit and Compliance Committee reviews annually the performance, independence, competence and cost of auditors. If the Committee considers it appropriate, the provision of audit services may be formally market-tested through a tender process involving those audit firms judged competent to meet the needs of the Group. The frequency of this market-testing will depend on the needs of the Group and prevailing leading practice. Such an exercise, carried out during 2003/4, resulted in a recommendation to appoint KPMG Audit Plc as the Company's auditors being accepted by the Board in January 2004 and by shareholders at the AGM that year.

Future developments
The Board believes that the controls in place during 2004 have been appropriate to the needs of the Group. Nevertheless, it continues to be committed to the highest standards of governance and business conduct and will ensure that those controls continue to develop in line with the requirements of the business, the FSA and leading practice. Any necessary changes will be made so as to continue to ensure that the Group's customers are treated fairly and to continue to protect the interests of the Company's shareholders.

R G Ellis

For the Board
R.G. Ellis
Company Secretary
17 March 2005

Purpose and Terms of Reference: The Committee provides the principal medium through which the Board receives independent assurance on the Group's financial reporting process, internal controls and adherence to policies and procedures. It is through this medium that the Board also seeks assurance on Social, Ethical and Environmental ("SEE") matters. The role and responsibilities of the Committee are set out in Section G of its detailed terms of reference which, inter alia, include the requirements of Combined Code provisions C.3.2 (main role and responsibilities), C.3.4 (whistleblowing), C.3.5 (monitoring and review of internal audit), C.3.6 (appointment, reappointment and removal of the external auditors) and C.3.7 (provision of non-audit services and auditor objectivity and independence). The role and responsibilities and the work of the Committee can best be understood by reference to its written terms of reference, which are published on the Company's website and can be obtained on written request to the Secretary at the Company's registered office.

The Committee has again reviewed its terms of reference and its effectiveness, the latter by reference to an externally designed self-assessment questionnaire that focused on the behaviours of the Committee and its processes. The Chairman of the Committee summarised the overall results and identified the key findings. The individual questionnaire responses enabled the Chairman of the Committee to obtain an overview of each member's perception of the effectiveness of the Committee. The overall summary was then discussed by the Committee in January 2005, when a collective assessment of its effectiveness was reached. That review identified the issues requiring more work and/or focus during the year ahead. They mainly focus around assurances to be provided under the new risk management framework in place from end-2004 in order to give a group perspective to the Board of the Company.

Membership and attendance: The current members of the Committee, all of whom are independent non-executive directors, are Christopher Jemmett (chairman), Alison Carnwath, Ray King, Lord MacGregor and Adrian Montague. Roger Morton was a member of the Committee until 20 May 2004. Ray King, a chartered accountant, became a member of the Committee on 6 January 2004 and Adrian Montague joined the Committee on 28 October 2004. The Board is satisfied that at least one member of the Committee has recent and relevant financial experience, a position that should continue throughout 2005. Committee meetings are normally attended by the external auditors, the Group CEO, who is also responsible for internal audit in the life and pensions business, the F&C finance director and/or company secretary, the Group finance director, and the heads of the finance, actuarial services, risk management and compliance and internal audit functions. During 2004 the Committee met formally nine times and, save for Alison Carnwath, Ray King and Lord MacGregor being unable to attend one meeting each, all members were present at every meeting they were eligible to attend.

Activities and work of the Committee: The Committee discharges its normal responsibilities, as allocated by its terms of reference, within a schedule of six meetings. Four of those meetings, two at the beginning of each half-year, deal with matters of governance (for example, compliance with the Combined Code, the Financial Services and Markets Act, the effectiveness of internal controls and the external auditors) and the financial results for the half-year and full year. The latter two meetings also deal with the new business results, leaving the fifth and sixth of the scheduled meetings to deal with new business results for the first and third calendar quarters. Other meetings of the Committee dealt with ad hoc internal control issues that emerged during the year that the Board asked the Committee to investigate. Within this schedule, the Committee fulfils its main role and responsibilities and, as a consequence, can confirm that it has met all the requirements of the Combined Code in so far as they relate to the work of audit committees during 2004 and up to the date of this report.

For the Board
C.M. Jemmett
Chairman, Audit and Compliance Committee
17 March 2005

The Nomination Committee

Purpose and Terms of Reference: The Committee leads the process, and makes recommendations to the Board, for all new Board appointments. It ensures the existence of a formal, rigorous and transparent procedure, the aim of which is to ensure that appointments are appropriate to the needs of the Group and the balance of the Board.

The Terms of Reference of the Committee, which explain the purpose, delegated authority and duties of the Committee, have been published on the Company's website and can be obtained on written request to the Company Secretary. Through its agenda, the Committee effectively dealt with the duties delegated to it by its terms of reference.

Membership and attendance: Throughout 2004, Lord MacGregor, an independent director, chaired the Committee and its other members were David Newbigging, Chairman of the Board, and Lady Judge, Senior Independent Director. The Group Chief Executive attended when required, by invitation.

During the year, the Committee met formally on four occasions. However, none of the many meetings when the Committee interviewed prospective candidates for board membership, referred to below, was regarded as a formal meeting of the Committee. Every member attended each meeting of the Committee. For the entirety of 2004, and up to the date of this report, the Company complied with the requirements of the Combined Code in so far as they related to the work of nomination committees.

Activities and work of the Committee: During the year, using different external, independent search consultants, the Committee completed two searches for independent, non-executive directors. The result of the first search, which was largely conducted in 2003, was reported last year when Ray King joined the Board on 6 January 2004. That appointment completed the balance of skills, knowledge and experience being sought around the Board table at that time.

A successful conclusion to the second search was reached when Adrian Montague joined the Board on 27 October 2004. The search process involved members of the Committee interviewing a number of candidates identified by the search consultants and reporting to the Board. Before undertaking this search, the Committee agreed with the Board the skills and experience the successful candidate should possess. As the search had the potential to lead to the appointment of a new chairman on the retirement in May 2005 of David Newbigging, the Committee prepared a detailed briefing note that covered this prospect and received the approval of the Board to its use by the appointed independent search consultants.

The Committee has again reviewed the standard letter of appointment used for the non-executive directors' contract for services to ensure that it continues to meet the requirements of the Combined Code. The standard letter of appointment is available on the Company's website and the individual terms and conditions of appointment of non-executive directors can be inspected during normal business hours at the Company's registered office by contacting the Company Secretary.

The Committee has assessed whether each independent director is fulfilling his or her duties; confirmed the time required of non-executive directors for the fulfilment of their duties; and made recommendations to the Board as to the independence of directors and their suitability for re-election as directors.

Finally, the Committee reviewed an early draft of the notice to shareholders relating to the 2005 AGM to ensure its appropriateness as regards those matters to be disclosed that could be regarded as within the Committee's remit, for example, the biographical details of directors and their independence.

For the Board
The Rt Hon Lord MacGregor of Pulham Market
Chairman, Nomination Committee
17 March 2005

The With Profits Committees ("WPC") of the life and pension operating companies

Purpose and Terms of Reference: Each of the UK life and pensions operating companies that write with profits business formed a With Profits Committee effective from 31 March 2004. The purpose of these Committees is to bring some independent judgement to (i) the assessment of each company's compliance with its published Principles and Practices of Financial Management ("PPFM"), and (ii) how any competing or conflicting rights and interests of policyholders and, if applicable, shareholders have been addressed and, in both cases, without taking any responsibility or accountability from the boards of the relevant companies.

This purpose is reflected in each WPC's written terms of reference which are published on the Company's website and can be obtained on written request to the Secretary at the Company's registered office.

Membership and attendance: Each WPC is chaired by one of the Company's independent non-executive directors, currently Alison Carnwath. The other members are Peter Nowell (independent external member) and Graham Aslet (former Appointed Actuary). All three served from 31 March 2004. Each WPC met seven times during 2004, with all members present on every occasion.

Activities and work of the WPCs: During the year the WPCs reviewed the operating companies' published PPFMs (these having been published before the WPCs' formation), and the main areas of discretion allowed by the PPFMs. In particular, they reviewed the principles by which costs and benefits were shared between shareholders and with profits policyholders, the application of Market Value Adjusters (often called "MVAs"), and the principles underlying the bonus declarations made in August 2004 and February 2005.

The WPC also reviewed a number of special projects that were completed in the year, which potentially affected the interests of both with profits policyholders and shareholders. The most important of these were (i) the review of investment strategy to allow better matching of the guarantees in the With Profits portfolios; (ii) the revision of the investment management agreements prior to the asset manager's merger with F&C Investment Management; (iii) a review of the principles underlying the transaction that securitised future cash flows in the With Profits Fund of FPLP; (iv) a review of the changes proposed to FPLP's Scheme of Demutualisation, subsequently confirmed by the High Court on 29 July 2004; and (v) a review of proposals to sell part of FPLP's property portfolio to a new listed investment trust in return for a significant holding in that trust.

These and other proposals were reviewed in accordance with the Committee's terms of reference, in particular to assess and confirm that the proposals complied with the appropriate PPFM and, more generally, 'Treating Customers Fairly'. Any issues arising from these reviews were debated within the WPC and, in some cases, with other members of senior management. The WPC has made recommendations to the Board that resulted in changes being made by the Board to the original proposals.



Alison Carnwath
Chairman, With Profits Committees
17 March 2005

1. **Purpose and Terms of Reference of the Remuneration Committee (the "Committee")**
The purpose of the Committee is to:

- Recommend to the Board the framework and broad policy in respect of senior executive remuneration;
- Ensure that the levels of remuneration for the executive directors and senior executives are sufficient to attract, retain and motivate directors of the quality required to run the Company successfully, judging where to position the Company's remuneration relative to other companies but nevertheless avoiding paying more than is necessary for such purpose, and structure a significant proportion of executive directors' remuneration so as to link rewards to corporate and individual performance;
- Set the remuneration for all executive directors and the Chairman, including pension rights and any compensation payments; and
- With the Group CEO and the Secretary and in consultation with the Chairman of the Board, make recommendations on the appropriate level of remuneration for non-executive directors for determination by the Board as a whole.

2. The Committee has detailed written terms of reference that it and the Board review annually. These may be viewed on the Company's website, www.friendsprovident.com, or can be obtained by writing to the Secretary at Pixham End, Dorking, RH4 1QA.

3. **Membership and Attendance:** Throughout 2004 and up to the date hereof, Lady Judge, the deputy chairman and senior independent director, chaired the Committee and its other members, all independent directors, were A. Carnwath, C.M. Jemmett and A.A. Montague (since 28 October 2004). The Committee met 8 times in 2004 and, save for A. Carnwath, who was absent for one meeting, all members were present at every meeting they were eligible to attend.

4. **Advice:** To assist the Committee in its deliberations, it was provided with general research data compiled by HayGroup, Tillinghast-Towers Perrin, Watson Wyatt and Mercer Human Resource Consulting ("Mercers"). PricewaterhouseCoopers LLP ("PwC") was appointed by the Remuneration Committee to provide independent advice in relation to the application of the rules and the operation of the Company's several share schemes, including all-employee share schemes. PwC and Mercers have been appointed by the Committee to provide independent advice on remuneration matters as and when required. PwC also advised on non-executive directors' remuneration in 2004. The Committee approves all work undertaken by these specialist consultants and is satisfied that its advisers in respect of remuneration matters are independent.

5. **Statement of the Company's policy on directors' remuneration:** The Board's remuneration policy is that individual rewards and incentives should be aligned with the performance of the Company and with the interests of the shareholders. In order to attract, retain and motivate executives who are expected to meet challenging performance criteria, the total remuneration of executive directors is set at a level to ensure that key employees are rewarded appropriately relative to competitors. In designing schemes of performance-related remuneration and in preparing this report the Board and the Committee have complied with the provisions of the Companies Act 1985, the Combined Code issued by The Financial Reporting Council in July 2003 ("the Combined Code") and the Listing Rules of the UK Listing Authority.

6. The remuneration of the executive directors of F&C Asset Management plc ("F&C"), a separately listed, 51% owned subsidiary company, is fully disclosed in the directors' remuneration report of the board of F&C. H. Carter is the Chief Executive of, and is remunerated entirely by, F&C, in accordance with its remuneration policy. He is also a director of the Company. He has a rolling service contract with F&C dated 1 October 2000 that requires twelve months' notice of termination on either side. Accordingly, this report includes only those disclosures required of the Company in respect of H. Carter, as full disclosures have already been made by F&C in its report and accounts for the calendar year 2004. It is the Company's policy to allow the board of F&C and its remuneration committee, which comprises only independent non-executive directors of F&C, to determine the remuneration policy and packages for the executive directors of F&C.

7. **Total remuneration review:** During last year the Remuneration Committee reviewed market remuneration data and took advice from PwC and Mercers on the level and structure of the remuneration packages for senior executives. Data was reviewed from a range of data providers to ensure that a broad understanding of the market positioning of the Company was obtained. A range of comparisons was considered, based on:

- FTSE100 companies of comparable market capitalisation with the Company;
- Quoted Life Assurance Companies; and
- Financial Services companies of comparable market capitalisation with the Company.

The Committee concluded from this review that the base salaries and total remuneration of continuing executive directors had fallen significantly below competitive market practice. At the same time, the Committee decided that it would be appropriate to make certain alterations to the structure of long-term incentives to align them more closely with the current priorities of the group, and in order to conform with current best practice.

In bringing these changes to shareholders, the Remuneration Committee has also sought to put in place a remuneration framework that would be durable for a reasonable period of time. Accordingly, the Remuneration Committee would not envisage it being necessary in the short term to utilise the full scope of these proposals.

The Committee is aware of concerns that simplistic targeting of market median compensation levels can lead to a ratcheting effect in executive compensation levels. Equally, however, the Committee also believes that compensation levels at the Company cannot be entirely divorced from market competitive levels. The Committee is, therefore, proposing increases to total compensation levels through both base salary increases and through increases to the variable potential incentive opportunity, with the emphasis on the latter.

In applying these increases, the Committee has sought to ensure that the majority of any future increase in total compensation levels should arise from variable remuneration elements to support alignment with the interest of shareholders and to continue the Company's progress towards making an increasing proportion of the total package performance related.

The details of the proposed package are set out for each package element separately under the headings below. In summary, however, the proposed changes are summarised here.

Maximum grant levels
The current rules of the Executive Long Term Incentive Plan (LTIP) (see paragraphs 14 and 16) limit grant levels to 1 x remuneration (broadly defined as base salary plus bonus in a 12-month period). The Remuneration Committee is taking this opportunity to move towards current best practice of determining award multiples by reference to base salary only. In order to provide the flexibility for the Remuneration Committee to provide market competitive long-term incentive awards in future, the Committee is seeking approval for an increase in this limit to 2 x base salary (it should be noted that the current rules, with the current bonus structure, provide for a maximum award of 1.4 x base salary if target bonus is achieved, and 1.8 x base salary if maximum bonus is achieved). However, the Remuneration Committee does not intend to exceed the grant levels allowed under the current rules in the coming financial year, and, therefore, grants will be made at a level significantly below 2 x base salary. However, as shareholders are being approached in May 2005 to secure support for other changes, the Committee is seeking approval for an increase to this limit in order to provide a remuneration framework that should be durable for a reasonable period of time.

Annual bonus
The maximum annual bonus for 2005 will remain, as now, at 80% of salary (with 40% of salary payable for on-target performance). However, the Remuneration Committee wishes to reserve the flexibility to increase this to 100% of salary and a target of 50% of salary should this be justified by reference to market practice and company and individual performance.

Long-term incentive structure
In line with emerging best practice, the Committee is proposing to cease option grants for senior executives (other than in genuinely exceptional circumstances such as recruitment) and to deliver all long-term incentives through the amended LTIP.

Performance conditions
The Remuneration Committee seeks through its choice of performance measures to strike a balance between alignment with ultimate shareholder returns and alignment with the underlying financial performance of the Company. To date, this alignment has been achieved by measuring the Company's Total Shareholder Return ("TSR") performance relative to the FTSE100 for the share options and by measuring Return on Embedded Value ("RoEV") for the LTIP. The Committee believes that RoEV has a strong correlation with creation of shareholder value and that this is the most appropriate internal financial measure of performance for a company such as Friends Provident.

With the share option plan being replaced by the LTIP, the Committee believes that it is important to retain this combination of measures. Therefore, 50% of the LTIP award will be dependent on TSR performance (which, as now, will be measured relative to the FTSE100) and 50% of the LTIP award will be related to RoEV.

Some adjustments are being proposed to the vesting scale under the LTIP to meet best practice guidelines, in particular a reduction in the percentage of the award vesting for target performance from 40% of the maximum to 25% of the maximum under both the TSR and RoEV elements of the LTIP performance measures.

The Committee's assessment of these overall changes, with the help of PwC, illustrate that for achievement of targeted performance, full utilisation of the proposed grant limits would lead to total remuneration at approximately market median levels.

The remuneration package of the executive directors includes the following elements:

8. **Salary:** The salaries of executive directors are determined by reference to external market research data that reflect the salary variations that exist between their respective roles and also exist within comparator companies both inside and, as appropriate, beyond the financial services sectors of FTSE100 and FTSE250 companies. Salary levels also have regard to the median level of base salaries of the life assurance sector, recognising Friends Provident's position in the UK life and pensions sector marketplace, with individual salaries being then placed at a level that reflects the personal contribution and experience of each executive director.

9. **Performance-related annual bonus:** Last year the target level for the annual bonus scheme (ABS) for executive directors for 2004 was increased from 25% of salary to 40% of salary and the normal maximum bonus level was reduced from 100% of salary to 80% of salary, with up to 100% of salary payable subject to consultation with major shareholders. Following advice from PwC that benchmarked individual elements, and the total, of the remuneration of the executive directors against the life assurance sector and against FTSE100 companies of comparable size to the Company, the Committee noted the continued developments in FTSE100 market practice, which have now led to a median maximum annual bonus opportunity of 100% of salary. The Committee believes that the target and maximum levels of annual bonus, at 40% and 80% of salary (with targets set with comparable toughness to previous years), remain sufficient to meet FP's remuneration aims for 2005. However, the Remuneration Committee wishes to reserve the flexibility to provide in future years a maximum bonus level of 100% of base salary and a target of 50% of base salary should this be justified by reference to market practice and company and individual performance.

   To support the objectives of shareholder alignment and retention, the Committee is proposing that when the bonus maximum is increased beyond 80% of base salary then the portion of any bonus award in excess of 60% of salary would be payable in the form of deferred shares, deferred for three years – with no matching element and forfeitable on resignation.

10. Awards under the ABS, which are always at the discretion of the Committee and are not pensionable, reflect (a) individual achievement against challenging and, so far as possible, measurable Key Performance Indicators ("KPIs") and (b) the performance of the business against a results measure set annually by the Board to focus on the changing requirements and objectives of the business. The results measure set for 2004 and 2005 is by reference to those parts of the achieved operating profit ("AOP") result that are within executives' control or significant influence. This measure reflects the interests of shareholders. The AOP performance of the business within a pre-determined AOP range will determine the quantum of that element of the award. At least 60% of the executive directors' maximum entitlement is normally attributable to AOP. Performance against individual KPIs will account for the balance of ABS. Individual KPIs cover such areas as market share, service levels, risk management, efficient use of capital, and the earnings per share of the listed asset management subsidiary, F&C.

    The ABS payments for 2004 are included in the table at paragraph 29.

11. It is the policy of the Committee not to award transaction bonuses. The Committee may, however, award special bonuses in excess of 100% of base salary with prior shareholder approval.

12. **All-employee share schemes:** Executive directors may participate in two Inland Revenue approved all-employee share schemes: the ShareSave Scheme, a savings-related share option scheme, and the Partnership Share element of the Share Incentive Plan (the "SIP"), which facilitates the investment by staff of up to £1,500 per annum in shares.

13. **Share incentive schemes – future policy:** With the advice of PwC, the Committee has considered the remuneration package of the executive directors with particular regard to long-term share incentives. Consequently, the Committee has agreed that the Executive Long Term Incentive Plan ("LTIP") should be the main long-term incentive programme within the Company. At senior management levels, the amended LTIP will, therefore, replace both the existing LTIP and the Executive Share Option Scheme ("ESOS"). The Committee believes that the move from share options to LTIP awards reflects current best practice. Furthermore, the Committee believes that, for a given accounting cost and dilution cost, LTIP awards will provide greater incentive effect, and hence value to shareholders, than options. Awards up to 2 x base salary may be made in any one year under the plan (measured as the face value of shares placed under award at the date of grant).

The ESOS is to be retained primarily to assist, as appropriate, in the recruitment of senior individuals. In the event that the ESOS should be used for this purpose, the options would be subject to performance conditions and there would be no re-testing for any options granted. There would be an absolute cap of three times base salary on such option grants, reduced in value proportionally for any LTIP grants. Any such use of the ESOS would be fully explained in the Remuneration Report of the relevant year's annual report and accounts.

Vesting of future LTIP grants will be determined by two performance measures:

(i) Total Shareholder Return ("TSR") relative to the FTSE100 for 50% of the award; and

(ii) Return on Embedded Value ("RoEV") of the life business relative to predefined targets for 50% of the award.

TSR is the percentage return in a given period to a purchaser of an ordinary share in the Company where the sum of the change in the share price and any dividend(s) payable during the period are expressed as a percentage of the cost of the share. Under the TSR performance condition, the Company's TSR over a three-year performance is ranked against the TSR of other members of the FTSE100 index at the date of each grant, and 12.5% of the award will vest for median performance with straight-line vesting until 50% vests for top quartile performance. The Remuneration Committee believes that TSR remains a crucial measure of the Company's ultimate delivery of shareholder returns and the use of RoEV effectively strengthens the alignment of the performance measure with the interest of shareholders.

RoEV is the achieved life and pensions operating profit over a financial year divided by the embedded value at the year start. RoEV in each year is measured relative to the risk discount rate used to calculate the embedded value at the year start, to determine the Company's Excess RoEV for the year. In essence, Excess RoEV is a measure of the extent to which the Company's return on capital has exceeded its risk discount rate, thereby generating returns to shareholders, but expressed in a form that is relevant for a long-term life assurance business. The Excess RoEV (on an after tax basis) is then calculated for each of the three years (and may be negative if returns are less than the risk discount rate) and averaged over the three years of the performance period for the purposes of calculating the Average Excess RoEV of the Company, which will be measured against pre-defined targets. The calculations will not include the return on net pension asset or market return of F&C. The Committee will, with the aid of independent, external actuarial advice set targets each year that are appropriately demanding and challenging in the context of market expectations of the Company's future RoEV and in the context of the Company's prospects and business plans. The targets for awards to be made in 2005 have been set so that full vesting of awards can only be achieved for RoEV returns over three years that are significantly in excess of shareholder expectations. For the 2005 awards, vesting will start at 12.5% of an award if excess RoEV is 2% per annum, with straight-line vesting until 50% vests when excess RoEV is 4% per annum or more. It should be noted that because the measurement basis for RoEV has been changed to post-tax from pre-tax (to ensure greater alignment with the way in which this performance metric is followed by the market) these targets are significantly tougher than the targets previously approved by shareholders for the LTIP at flotation. This reflects the steadily improving performance of the Company. Based on a risk discount rate of 7.3%, full vesting would require an average post-tax RoEV of 11.3% per annum over the performance period.

It is proposed that the Committee retain limited discretion to vary vesting of this element by up to 10% of the overall award, depending on its assessment of the Company's performance relative to its competitors and given the economic climate. Furthermore, the Committee will have the discretion to adjust the targets in a fair and reasonable manner to take account of corporate activity such as acquisitions or regulatory impacts such as changes to accounting rules or reserving requirements. The Remuneration Committee will communicate the rationale for any such adjustments directly to shareholders.

Managers below the most senior executive levels will continue to participate in the share option scheme for 2005. It is, however, proposed that, to ensure alignment of reward mechanisms throughout the Company and to maximise the motivational value achieved from a given accounting cost or dilution requirement, these participants in the share option scheme will not receive options from 2006 onwards. Instead, they would be eligible to receive a deferred share award linked to their annual bonus performance. The Committee believes that this structure provides greater relevance, motivation and retention power for individuals at this level of the organisation. For this reason, the Committee is seeking shareholder approval for a new deferred bonus plan that would allow this policy intention to be fulfilled.

14. **Share incentive schemes – past policy:** Executive directors have up to now participated each year in the ESOS and/or the LTIP on the basis of aggregate face value grants of options under both schemes of up to one times annual remuneration, broadly defined as base salary plus bonus in a twelve-month period. ESOS grants have an exercise price equal to market value at the date of the grant, while LTIP awards have an exercise price of a nominal amount (10 pence per share). Awards under the ESOS or the LTIP are normally made in March each year, with the first awards having been made in mid-March 2002. However, as a consequence of pending transactions, awards could not be made to executive directors in March 2004 and were made in August 2004, all under the ESOS. The ESOS and the LTIP were designed to ensure that a significant element of executives' remuneration is directly

related to increases in shareholder value, with options under either scheme becoming exercisable only if performance criteria requiring sustained improvement over not less than three years have been met. The Committee does not allow re-testing for any awards under the LTIP nor for any grants to executive directors under the ESOS.

15. For awards under the ESOS, the performance condition is based on the Company's total shareholder return ("TSR") over an initial three-year performance period ranked against that of other companies who formed the FTSE100 at the date of grant. The TSR ranking at the end of the performance period in respect of the grants made in March 2002 was 51st and thus none of these options vest and there is no retesting. For option grants made in March 2003 and thereafter, no options will vest for below median TSR performance; for TSR performance between the 50th and 20th places options will vest on a straight-line basis with 35% vesting for 50th place and 100% vesting for 20th place and above. The TSR measure reflects the movement in the value of shares plus any dividends declared during the relevant period. It is, therefore, chosen as the performance measure for the ESOS as it is directly related to movements in shareholder value. To calculate relative TSR performance, the TSR index, as provided by Datastream International Limited or a similar source, is averaged for each comparator company over twenty trading days at the beginning and the end of the performance period.

16. Grants under the LTIP in 2002 and 2003 are dependent on the Group's Average Excess RoEV, as defined in paragraph 13, except that for these historic grants RoEV is measured on a pre-tax rather than post-tax basis, and the RoEV measure includes the return on net pension asset and market return on F&C. Of the options granted, 40% would vest if the Average Excess RoEV is 2.5% per annum, with straight-line increases in vesting until all options vest if Average Excess RoEV is 4% per annum over the performance period. The Average Excess RoEV under the 2002 LTIP, at 0.6% per annum, means that the 2002 LTIP awards disclosed in previous years are no longer outstanding as none can vest and there is no re-testing.

As part of the review of performance conditions undertaken during the year the Remuneration Committee considered the detailed definition of RoEV. As part of this review it was decided that for future awards under the LTIP the detailed definition of RoEV should be amended to be Achieved Life and Pensions Operating Profit divided by the year start Embedded Value of the Life and Pensions business. In order to ensure alignment and consistency of incentivisation across all awards, the Remuneration Committee intends to amend the performance condition so that from 2005 RoEV will be measured for all outstanding awards in the same manner as for new awards.

17. The quantum of the award can be influenced by the desired positioning relative to the market in terms of overall package value, the limitations of best practice on grant levels for executive directors, the strength of the performance conditions applied in the LTIP scheme, and dilution limits to protect shareholder value. The dilution limits, which apply to all-employee (ShareSave and SIP) and discretionary (ESOS and LTIP) schemes and which have been applied to grants made to date, meet best practice guidelines: a dilution limit for all schemes of 10% of issued share capital over a ten-year period and, for discretionary schemes, of 5% of issued share capital over a ten-year period. The plans allow for the use of newly issued shares, treasury shares or shares purchased in the market. The discretionary grants of ESOS and LTIP options represented 1.33% of share capital in 2003 and 0.52% in 2004.

18. ESOS grants are not restricted to executive directors and in 2004 were made to some 760 staff (2003: some 800). As a result of a business reorganisation, some 710 staff will be granted ESOS options in 2005. The total numbers of employees (with 2003 details in brackets) to whom options were granted and the percentage of salary those options represented were as follows:

Number of staff receiving ESOS options in 2004 (2003)	Percentage of salary
3 (-)	150%
14 (21)	100%
35 (49)	75%
236 (231)	50%
468 (441)	25%
6 (53)	15%

19. **Benefits:** In common with many financial services organisations, the Company provides a range of benefits to its staff, some benefits being dependent upon seniority. The benefits disclosed for executive directors comprise the taxable value of a company car, private medical care and, for two directors, subsidised mortgage interest. Apart from seniority, all benefits are on the same basis as for other managers and staff.

20. **Remuneration and performance:** The elements of directors' contracts that are directly performance-related are annual bonuses and long term incentives. Base salary is determined by reference to market conditions and individual performance, and other major benefits are directly related to base salary. Making some reasonable assumptions about the Company's performance against the TSR performance measure for the ESOS, the directly performance-related elements of the remuneration packages of the executive directors for 2004 would, for on-target performance, represent around 75% of base salary. The following chart shows the proportions of salary, benefits, annual performance-related bonus earned during 2004 and the estimated value of long term incentives granted during 2004 to individual directors. The chart shows that, with performance in respect of the 2004 annual bonus being in excess of target, the aggregate of directly performance-related elements for 2004 represents around 100% of base salary.


Salary
Benefits
Annual Bonus
Long term incentives
G.K. Aslet
A.R.G. Gunn
R.W. Moore
K. Satchell
B.W. Sweetland
0%
20%
40%
60%
80%
100%

21. **Other senior executives:** There are a number of senior executives whose roles have a significant influence over the ability of the Group's life and pensions business to meet its strategic aims. They include the executive directors of FPLP and other staff of equivalent seniority. The Committee has regard to the remuneration of this group whose total remuneration including salary, bonus and benefits excluding pension and share scheme participation are summarised below. These numbers (which include

all those in this group who were employed for the full year) can be compared directly with the figures shown in the column headed 'Total reported 2004' in paragraph 29 below.

Total Remuneration 2004 £000	Number in band (2003 in brackets)
100 – 125	1 (2)
126 – 150	3 (1)
151 – 175	4 (6)
176 – 200	4 (4)
201 – 225	2 (1)

22. **Non-executive directors:** Details of individual non-executive directors' contracts for services are given in the table below. These directors are not part of any pension, bonus or share incentive scheme of the Company or the Group. All directors are subject to re-election at least every three years. None of the non-executive directors has a service contract and none is entitled to compensation on leaving the Board save that, if requested to resign, the chairman and each non-executive director are entitled to prior notice or fees in lieu as in the table below.

Name of director (with age at 17 March 2005)	Date of latest letter of appointment (and date first elected)	AGM at which last elected	Next due for (re-)election	Required notice from Company (in months)
D.K. Newbigging (71) Chairman	30 May 2001 (25 May 1994 – FPLO)	May 2004	Not applicable	Not applicable (Retires on 26 May 2005)
Lady Judge (58) Deputy Chairman	30 May 2001 (25 May 1994 – FPLO)	May 2004	26 May 2005 (annual re-election)	3
A. Carnwath (52)	18 November 2002 (8 May 2003)	May 2003	26 May 2005	3
C.M. Jemmett (68)	30 May 2001 (30 April 1997 – FPLO)	May 2003	2006 AGM	3
R. King (51)	6 January 2004 (20 May 2004)	May 2004	2007 AGM	1
Lord MacGregor (68)	30 May 2001 (26 May 1999 – FPLO)	May 2004	2007 AGM	3
A.A. Montague (57) Chairman Elect	27 October 2004 (Pending: 26 May 2005)	Pending: 26 May 2005	2008 AGM	1 (6 after 26 May 2005)

23. Apart from the chairman and deputy chairman, non-executive directors are paid a basic fee, currently £40,000 per annum, for their role on the Board and separately remunerated for services on Board Committees. All fees are reviewed annually, normally from 1 July, and were last increased in July 2004. The chairman and deputy chairman of the Board, who chair the Investment and Remuneration Committees respectively, receive an annual all-inclusive fee only, currently £220,000 and £80,000 respectively, the latter being exclusive of VAT. The Remuneration Committee sets the chairman's annual remuneration. The Board as a whole determines fees for non-executive directors with advice from a committee comprising the members of the Remuneration Committee, the Group CEO and the Company Secretary, following consultation with the Chairman of the Board. Members and Chairmen of Board Committees are normally remunerated as follows:

	Member's fee (£)	Chairman's fee (£)
Audit and Compliance	7,000	13,750
Nomination	3,500	7,750
Remuneration	5,000	10,000
Investment	4,500	7,000

24. **Outside Appointments:** It is the Company's policy to permit executive directors to accept up to two external appointments. However, any fees received in respect of outside appointments must be accounted for to the Company.

25. **Performance Graph:** The graph below demonstrates the performance of the Company based on Total Shareholder Return ("TSR") compared with the FTSE100 TSR index and the FTSE100 UK Life Assurance Sector TSR. The graph shows performance for the Company's first four reporting periods since listing on the London Stock Exchange on 9 July 2001. The FTSE100 index has been chosen for comparison because it contains similar sized companies in a variety of sectors including a number of companies in the financial sector.

Total return indices – Friends Provident, FTSE100 and Life Assurance


100
90
80
70
60
50
9 Jul 01
31 Dec 01
30 Jun 02
31 Dec 02
30 Jun 03
31 Dec 03
31 Jun 04
31 Dec 04
Friends Provident TSR
FTSE 100 TSR
FTSE Life Assurance TSR

During the period from 9 July 2001 to 31 December 2004, Friends Provident's TSR has always been close to that of the FTSE UK Life Assurance sector and has outperformed it by 4.8% over the whole period. For the calendar year 2004, Friends Provident's TSR movement was ranked 38th (45th in 2003) when compared with the constituents of the FTSE100 at the beginning of the year.

26. **Executive Directors' Service Contracts and Termination:** In line with the Group policy, all executive directors have service contracts that expire at the normal retirement age for all staff: age 60. The executive directors are subject to the same redundancy provisions as all staff within the Company's life and pensions business. Executive directors' rolling contracts do not otherwise include compensation for severance as a result of change of control. Redundancy provisions provide a lump sum that depends on service, salary level and, to some extent, age, up to a maximum of two years' salary (achieved by minimum service of 28 years and generally more) and, for those over 50, an immediate pension calculated on service to the date of termination but without actuarial reduction. Departing directors are required to mitigate loss.

Details of individual service contracts are given in the table below. All executive directors are subject to re-election at least every three years. Save for H. Carter, who is included here for convenience only (and reference should be made to paragraphs 6, 32, 33 and 37), except for salary, the only differences relate to pension provision set out in paragraphs 32 and 33.

Name of executive director (with age at 17 March 2005)	Date of service contract	Last (re-)elected	Next due for (re-)election	Number of months' notice	
				Company	Director
H. Carter (53)	30 May 2001	2002 AGM	26 May 2005	12	12
A.R.G. Gunn (54)	25 April 2001	2003 AGM	2006 AGM	12	6
P.W. Moore (45)	1 July 2003	2004	2007 AGM	12	6
K. Satchell (53)	25 April 2001	2004	2007 AGM	12	6
B.W. Sweetland (59)	25 April 2001	Not applicable (Retiring at close of AGM)		12	6

27. **Directors' shareholdings:** Directors' personal shareholdings that are not related to their remuneration are disclosed in the Notes to the Accounts, thereby complying with the Companies Act 1985.

The executive directors are expected to build up their shareholding in the Company over time. To support this paragraph 9 details the proposal that annual bonus in excess of 60% of salary be granted in restricted stock. Further future awards under the LTIP will be made with the expectation that the recipient is required to retain shares up to the value at exercise of 75% of the net proceeds.

28. **Directors seeking (re-)election:** The names of those directors proposed for election or re-election are contained in the Directors' Report on page 41.

Audited Information – The information in paragraphs 29 to 37 is subject to audit

29. **Amount of each director's emoluments and compensation in the relevant financial year**

The remuneration of each director in 2004 (with 2003 comparison) comprised:

	Salary and fees £000	Benefits £000 [29.1(a)]	Annual Bonus (2004 accrued) £000 [29.1(b)]	Directors' Loss of Office £000	Total Reported 2004 £000	Total Reported 2003 £000 [29.1 (c)]
Executive						
G.K. Aslet (retired from the board 31.12.2004)	173	19	144	235	571	304
H. Carter	282	83	950	–	1,315	797
A.R.G. Gunn	264	21	158	–	443	466
P.W. Moore	283	15	166	–	464	259
K. Satchell	444	25	297	–	766	777
B.W. Sweetland	237	21	146	–	404	423
Non-Executive						
A. Carnwath	104	–	–	–	104	85
C.M. Jemmett	92	–	–	–	92	87
Lady Judge	74	–	–	–	74	67
R. King (app't 06.01.2004)	44	–	–	–	44	–
Lord MacGregor	51	–	–	–	51	47
A.A.Montague (app't 27.10.2004)	10	–	–	–	10	–
R.F.H. Morton (retired 20.05.2004)	24	–	–	–	24	58
D.K. Newbigging	226	–	–	26	252	215

29. Explanatory notes:

29.1 The amounts above, by reference to the column headings, include:

a) Benefits: All elements in the table represent cash compensation apart from the figures shown in the Benefits column (see paragraph 19). The other non-cash benefits are in respect of pension provision (see paragraphs 29.2, 31, 32 and 33).

b) Annual Bonus (2004 accrued): These are payments under the ABS (see paragraphs 9 and 10) that will be paid in March 2005. The Board regards each year's pre-determined targeted range of achieved operating profit ("AOP") as price sensitive information. AOP-related bonus becomes payable when the minimum of the AOP range is achieved, with the amount payable increasing linearly to reflect individual and corporate performance. The actual AOP for 2004 meant that 72.7% of the AOP range was achieved, with ABS payments reflecting that, the exercise of the Committee's discretion to reflect strong corporate performance in a demanding year and individual performance against challenging KPIs. For convenience, the deferred bonus (see paragraph 37.1) and the annual bonus payable to H. Carter later this year by F&C are disclosed here in this table.

The Annual Bonus (2004 accrued) figure of £144,000 for G.K. Aslet includes an amount of £50,555 paid in February 2005. This amount reflects the decision taken by the Remuneration Committee to compensate two of the executive directors, Messrs Aslet and Sweetland, for their exclusion from the Executive Share Option Scheme ("ESOS") grant made on 12 August 2004 to the remaining executive directors, who, with Messrs Aslet and Sweetland, were excluded from the grants made to other staff in March 2004 because they possessed unpublished price sensitive information. That delay caused Messrs Aslet and Sweetland to be too close to their agreed retirement dates to be included in the August 2004 grants. The amount paid to G.K. Aslet was calculated by strict application of the relevant ESOS TSR performance (see paragraph 15) to the number of share options that would have been granted and taking account of the August 2004 grants' exercise price. The assumed gain was based on the share price level at the time of retirement adjusted by application of an independent valuation using Black Scholes methodology and a period of twelve months for the exercise of options. The actual amount paid was subject to income tax and National Insurance and further reduced to recognise that G.K. Aslet would have been liable to pay his employer's National Insurance liability had he been in a position to exercise options. Any amount that may become similarly payable in this respect to B.W. Sweetland after his retirement will be reported in the 2005 financial statements.

c) Total Reported 2003 includes payments made in March 2004 under the Long-Term Executive Incentive Scheme 2000 – 2003, full details of which were disclosed in last year's financial statements. All long-term cash bonus arrangements have terminated as reported last year and thus there are no similar figures included in the column headed Total Reported 2004.

29.2 **Pension Contribution:** An amount of £74,675 was paid in respect of a Funded Unapproved Retirement Benefits Scheme for H. Carter recognising that the pension benefits described in paragraph 32 are subject to the statutory cap. This amount is included in the Benefits Column above.

29.3 A. Carnwath's fees include the following:

29.3.1 Since October 2000, she has been an independent, non-executive director, and chairs the investment committee of ISIS Equity Partners plc ("ISISEP"), a private equity business and a wholly owned subsidiary of F&C. In 2004 she received £45,000 (2003: £40,000) plus a further £5,000 to reflect fee increases that should have been payable in previous years. Since July 2002, she has been entitled to a share of the investment returns, in excess of 8% p.a. net of costs ("the carry arrangements"), paid to the participants in a private equity 10-year limited partnership that commenced in 2002. She will receive 2% of the amount paid to ISISEP under the carry arrangements. No payment is expected to be made before 2010. The Company will disclose any sums paid in its financial statements.

29.3.2 Since 1 April 2004, she has received £4,500 (2003: Nil) for chairing the With Profits Committees of Friends Provident's three FSA-regulated wholly-owned life and pensions operating companies. The current annual fee is £7,500 per annum.

29.4 C.M. Jemmett's fees include £32,500 (2003: £32,500) paid by F&C for his role as a non-executive director of F&C and chairman of its Audit and Compliance Committee, the appointment to that board being the Company's nomination. With effect from 1 January 2005, he will receive an all-inclusive fee of £55,000 as deputy chairman and senior independent director of F&C and will continue to chair F&C's Audit and Compliance Committee.

29.5 Non-executive directors' remuneration includes an amount of £73,500 (2003: £67,000) that is subject to VAT (not included in the table above) and payable to BT Consulting in relation to the services of Lady Judge as a director.

29.6 R.F.H. Morton's fees include £7,590.74 (2003: £14,725) paid by F&C for his role as chairman of the Stewardship Committee of Reference until his retirement from that committee on 30 June 2004.

29.7 D.K. Newbigging's fees include £26,100 (2003: £47,250) as the non-executive deputy chairman of Benchmark Group PLC and chairman of its remuneration committee and £26,100 compensation for loss of office, the appointment to that board being the Company's nomination. All such sums were paid by Benchmark Group PLC.

30. **Share options:** Details of directors' interests in options over ordinary shares of 10p each in the capital of the Company are given in the table on page 56. The market price of these shares at 31 December 2004 was 154p. The highest and lowest share price during 2004 was 161.25p and 123.75p respectively. The market value of the shares at the time of the ESOS grants in March 2004 and August 2004 was 153p and 127p respectively. The mid-market price of shares at close of business on 17 March 2005 was 174p per share (1 March 2004: 144.95p per share). None of the terms and conditions of the options listed below varied during the year. The price paid by each executive director for the options under the ShareSave is identified in the notes to the table. There was one net gain (gross proceeds: £212,957.10; deductions of £99,277.81) of £113,679.29 under shares granted to G.K. Aslet in respect of the unapproved part of the Executive Share Option Scheme after deduction of PAYE income tax, Employee's and Employer's National Insurance Contributions and all transaction costs.

Notes to paragraph 30 and the table on page 56:

30.1 ShareSave Scheme ("SAYE") 2002: Options held at an exercise price of 107.76p by saving £250 per month for either three years (8,815) or five years (15,358).

30.2 ShareSave Scheme ("SAYE") 2003: Options held at an exercise price of 108.54p by saving £250 per month for three years (8,499).

30.3 The performance conditions for 2002, 2003 and 2004 grants under the ESOS, which used a performance condition based on TSR over a three-year performance period when ranked against that of other companies who formed the FTSE100 at the start of each performance period, are detailed in paragraph 15 above.

30.4 The 2002 and 2003 awards under the LTIP are dependent on the Group's RoEV, a key driver of shareholder value. For details of the LTIP and RoEV, refer to paragraph 16 above. On 17 March 2005, RoEV results for 2004 confirmed that none of the four awards under the 2002 LTIP vested; that a pro-rated 59.8% (70,769 shares) of G.K. Aslet's 2003 LTIP (118,309 shares) vested on his retirement from the board and remain exerciseable until 31.12.2005; and that a pro-rated 73.6% (121,815 shares) of B.W. Sweetland's 2003 LTIP (165,494 shares) will vest and remain exerciseable for one year from his retirement on 31 May 2005. These events cannot be reflected in the table at paragraph 30 as they relate to 2005, so will be shown in next year's remuneration report.

30.5 There have been no additional share options granted since 31 December 2004.

	Options at 01.01.04	Granted during the year	Exercised during year	Lapsed during year	Options at 31.12.04	Exercise price (pence)	Earliest exercise date	Latest exercise date
G.K. Aslet								
ShareSave 2002 (30.1)	15,358				15,358	107.76	01.01.05	30.06.05
ESOS 15.03.2002 (30.3)	82,051				82,051	195.00	01.01.05	31.12.05
LTIP 15.03.2002 (30.4)	41,025				41,025	10.00	01.01.05	31.12.05
ESOS 17.03.2003 (30.3)	236,619				236,619	71.00	01.01.05	31.12.05
LTIP 17.03.2003 (30.4)	118,309				118,309	10.00	01.01.05	31.12.05
Total	**493,362**				**493,362**			
A.R.G. Gunn								
ShareSave 2002 (30.1)	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 15.03.2002 (30.3)	116,667				116,667	195.00	14.03.05	14.03.12
LTIP 15.03.2002 (30.4)	58,333				58,333	10.00	14.03.05	14.03.12
ESOS 17.03.2003 (30.3)	368,311				368,311	71.00	17.03.06	17.03.13
LTIP 17.03.2003 (30.4)	184,155				184,155	10.00	17.03.06	17.03.13
ESOS 12.08.2004 (30.3)		311,949			311,949	127.00	12.08.07	12.08.14
Total	**742,824**	**311,949**			**1,054,773**			
K. Satchell								
ShareSave 2002 (30.1)	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 15.03.2002 (30.3)	200,000				200,000	195.00	14.03.05	14.03.12
LTIP 15.03.2002 (30.4)	100,000				100,000	10.00	14.03.05	14.03.12
ESOS 17.03.2003 (30.3)	619,719				619,719	71.00	17.03.06	17.03.13
LTIP 17.03.2003 (30.4)	309,859				309,859	10.00	17.03.06	17.03.13
ESOS 12.08.2004 (30.3)		524,884			524,884	127.00	12.08.07	12.08.14
Total	**1,244,936**	**524,884**			**1,769,820**			
B.W. Sweetland								
ShareSave 2002 (30.1)	8,815				8,815	107.76	01.10.05	01.04.06
ESOS 15.03.2002 (30.3)	112,821				112,821	195.00	14.03.05	14.03.12
LTIP 15.03.2002 (30.4)	56,410				56,410	10.00	14.03.05	14.03.12
ESOS 17.03.2003 (30.3)	330,988				330,988	71.00	17.03.06	17.03.13
LTIP 17.03.2003 (30.4)	165,494				165,494	10.00	17.03.06	17.03.13
Total	**674,528**				**674,528**			
P.W. Moore								
ShareSave 2003 (30.2)	8,499				8,499	108.54	01.10.06	01.04.07
ESOS 06.08.2003 (30.3)	211,398				211,398	136.00	06.08.06	06.08.13
LTIP 06.08.2003 (30.4)	105,699				105,699	10.00	06.08.06	06.08.13
ESOS 12.08.2004 (30.3)		298,233			298,233	127.00	12.08.07	12.08.14
Total	**325,596**	**298,233**			**623,829**			

31. **Pensions** All executive directors except H. Carter are members of the Friends Provident Pension Scheme ("FPPS"), a UK defined benefit contributory pension plan. No element of executive directors' remuneration other than basic salary is pensionable.

32. The FPPS also provides a spouse's pension equal to two-thirds of the member's pension upon death after retirement. On death in service, the FPPS provides a spouse's pension equal to two thirds of the member's prospective pension plus a lump sum death in service benefit. For convenience, the required disclosures in relation to H. Carter's pension provision from F&C are also included in the table below. The information required to be disclosed is set out in the following table:

Name of Director	Transfer value of accrued benefits at 1 Jan 2004 £000 (a)	Increase in accrued benefits during year before inflation £000 (b)	Increase in accrued benefits during year after inflation £000 (c)	Transfer Value of accrued benefits during year after inflation £000 (d)	Increase in transfer value during year £000 (e)	Accumulated total accrued benefits at 31 Dec 2004 £000 (f)	Transfer value of total accrued benefits at 31 Dec 2004 £000 (g)
G.K. Aslet	1,429	4	1	23	739	103	2,168
H. Carter	142	2	2	21	49	14	191
A.R.G. Gunn	1,251	8	6	77	222	106	1,473
P.W. Moore	7	2	2	16	16	3	23
K. Satchell	2,788	11	4	59	374	239	3,162
B.W. Sweetland	2,537	8	12	69	444	156	2,981

33. **Notes to the above table:**

33.1 The accumulated total accrued benefits (f) shown are those that would be payable annually from normal retirement date based on service to the end of the year. The transfer values disclosed in (a) and (g) above represent the value of the directors' accrued benefits at the beginning and end of the financial year assuming that the directors leave active service on the respective calculation date. The calculation bases used to calculate the figures at each calculation date were the cash equivalent transfer value bases then in use by the administrators of the FPPS or, as appropriate, the F&C Asset Management Pension Fund. The 'Increase in transfer value during the year' column (e) above shows the difference between columns (a) and (g). The factors that influence this difference are the further accrual of benefits which will increase the transfer value over the year, a change in the transfer value basis of the scheme which may result in either an increase or a decrease in a director's transfer value over the year and changes in market conditions at the respective calculation dates which may also result in either an increase or a decrease in a director's transfer value over the year (through the application of the transfer value basis). These factors may affect the transfer values of different directors in different ways and therefore the movement in transfer value during the year can vary significantly for different directors.

33.2 The accrued benefits for three directors above include the appropriate proportion of additional service of 1 year 4 months for G.K. Aslet, 4 years 9 months for K. Satchell and 9 years 1 month for B.W. Sweetland, which has been accruing uniformly from 1 July 1991 to their normal retirement dates. If Mr. Satchell were to retire between the ages of 55 and 60, he is entitled to receive a pension based on actual and accrued service of between 35 and 40 years, as appropriate, without actuarial reduction. The benefits for A.R.G. Gunn include additional service of 10 years 6 months granted to him on joining London and Manchester Group plc in 1996 and also include additional service of 8 years 9 months that were purchased with a transfer value he brought from a previous employer's scheme. The transfer values shown in the table have been calculated in accordance with Actuarial Guidance Notes GN11 (6 April 1997) issued by the Faculty and Institute of Actuaries. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the appropriate fund.

33.3 The Inland Revenue earnings cap ("IR Cap") on approved pension benefits affects H. Carter (see paragraphs 29.2 and 32), A.R.G. Gunn and P.W. Moore as below:

33.3.1 A.R.G. Gunn has an unfunded unapproved pension arrangement under which, on his retirement from the service of the Company at age 60, he will receive pension benefits that, when added to any pension benefits he receives from the FPPS on that date, equate to the pension benefits he would have received if he were a member of the FPPS and not subject to the IR Cap. The figures in the table above include the value of the arrangement. The Board has considered A.R.G. Gunn's position should he retire early. It has been agreed that if he retires on or after 30 June 2007, he will receive his scheme and unfunded benefits based on service to his date of early retirement and with no actuarial reduction save for the element of his pension purchased by funds from former employment which would be reduced for early payment;

33.3.2 P.W. Moore receives a monthly amount in addition to his basic salary of the difference between a variable percentage of his monthly basic salary and one twelfth of the IR Cap to give him the opportunity to make further pension provision. The percentage, 20% since his appointment on 1 July 2003, is reviewed in each calendar year. During 2004 P.W. Moore received £30,250.80 in this respect and the amount is included with the salary figure shown in the table at paragraph 29.

33.4 G.K. Aslet's transfer value of total accrued benefits at 31 December 2004 at column (g) above is £534,000 higher than if he were a deferred member, as, in accordance with standard redundancy terms, he retired on that date with a pension that was not actuarially reduced for early payment.

33.5 During 2004, each director apart from H. Carter, in common with all staff, contributed 1% of his pensionable salary to the FPPS. This percentage rose to 2% from end-2004 and will increase to 3% from end-2005. During 2006 the possibility of further increases up to 5% will be considered. H. Carter contributed 3% of his pensionable salary to the F&C Asset Management staff pension fund.

34. No excess retirement benefits have been paid to directors or past directors.

35. **Compensation for past directors:** D.M. Jackson ceased to be a director of the Company on 30 September 2003. The details of his financial treatment were disclosed in last year's remuneration report. Accordingly, the amount paid to him in 2004 was £131,978. D.K. Newbigging ceased to be non-executive deputy chairman of Benchmark Group PLC on 30 June 2004 when the company was sold and he was paid £26,100 compensation for loss of office. G.K. Aslet left through redundancy of his role of Appointed Actuary on 31 December 2004 and was entitled to a lump sum of £231,896 under standard redundancy terms and holiday pay of £3,250.

36. **Sums paid to third parties in respect of directors' services:** No sums were paid to third parties in respect of any director's services.

37. **Additional disclosures in respect of H. Carter**

37.1 H. Carter is conditionally entitled to a deferred bonus from F&C in respect of the financial year 2004 if he is still in the employment of F&C and has not given notice to terminate his contract when payments are due to be made. Should he meet these conditions, he will receive £200,000 in April 2005.

37.2 H. Carter has been eligible to participate on the same basis as other eligible UK employees of F&C in two Inland Revenue approved all-employee share schemes operated by F&C, a Share Incentive Plan and a ShareSave Scheme. The disclosures required in respect of the ShareSave Scheme are set out in the following table:

Calendar Year	Options at 1 January in year	Granted during year	Exercised during year	Lapsed during year	Options at 31 December in year	Exercise price (pence)	Earliest exercise date
2004	6,915	Nil	Nil	Nil	6,915	114.0	19.03.2008

37.3 H. Carter holds options over 525,423 F&C shares under that company's executive share option schemes as follows:

Options held at 31 December 2004	Grant Date	Options (exercised) granted	Exercise price (pence)
194,036	09.06.1998	–	203.8
48,437	16.07.1999	–	232.5
76,580	28.04.2000	–	214.0
44,500	01.03.2001	–	455.8
161,870	19.03.2003	–	139.0

37.3.1 None of the options granted prior to 2003, under a scheme dating back to 1995 and which have a 10-year life, can be exercised until both (a) a period of three years has elapsed since date of grant and (b) the performance goal of growth in earnings per F&C share at a rate of 2% above the rate of inflation in respect of each year cumulatively has been met. Once both these criteria have been achieved, up to one third of the options can be exercised, up to two thirds after six years from date of grant and the total or any outstanding amount after eight years. No further awards will be made under the 1995 scheme.

37.3.2 The exercise of options granted in 2003 and subsequently, being options granted under a 2002 scheme, is dependent on F&C achieving specified thresholds of earnings per share growth ("EPS growth") in excess of the Retail Prices Index growth ("RPI growth") over a 3-year performance period commencing on the first day of the F&C accounting period in which each grant was made. An option will not become exerciseable until F&C's EPS growth over the period exceeds RPI growth over the same period by 9%. Where the target 9% is achieved, 50% of the related options become exercisable. When the excess of EPS growth over RPI growth over the period is 24%, 100% of the related options become exercisable. The number of ordinary shares the subject of an option grant that will become exercisable will increase on a sliding scale if EPS growth exceeds RPI growth in the relevant performance period by between 9% and 24%.

37.3.3 H. Carter participates in the F&C Long-Term Remuneration Plan (LTRP). The LTRP replaced from 4 October 2004 all the long-term share incentive arrangements operating across the asset management business of the F&C Group. Ordinary shares in F&C are awarded under the LTRP. H. Carter received an award of 750,000 shares under the LTRP during 2004 (2003: Nil). Vesting under the LTRP is determined over three years and depends on F&C's TSR compared with FTSE250 companies and on Earnings Per Share (EPS) performance, and is subject to continuing service. TSR and EPS performance measures are each applied to 50% of every award. EPS performance is measured as in paragraph 37.3.2 above; for TSR performance, no options will vest for below median TSR performance; for TSR performance between the 50th and 25th places options will vest on a straight-line basis with 35% vesting for 50th place and 100% vesting for 25th place and above.

37.4 The market price of F&C shares at 31 December 2004 was 246.00p. The highest and lowest F&C share price during 2004 was 247.25p and 173.00p respectively. The mid-market price of F&C shares at close of business on 17 March 2005 was 237.00p per share.

38. **Indemnity for directors and officers:** The Company provides certain protections for directors and officers of companies within the Group against personal financial exposure that they may incur in the course of their professional duties.



For the Board
Lady Judge
Chairman, Remuneration Committee
17 March 2005

Independent Auditors' Report to the members of Friends Provident plc

Independent auditors' report to the members of Friends Provident plc

We have audited the financial statements on pages 60 to 106. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 43, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 42 to 45 reflects the Company's compliance with the nine provisions of the 2003 FRC code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risks and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
17 March 2005

Consolidated Profit and Loss Account

For the year ended 31 December 2004

Long-term business technical account

	Notes	2004 £m	2003 £m
Earned premiums, net of reinsurance			
Gross premiums written	2	**3,132**	3,217
Outward reinsurance premiums	3	**(50)**	(37)
		3,082	3,180
Investment income	4a	**1,598**	1,239
Unrealised gains on investments	4a	**1,438**	1,964
Other technical income, net of reinsurance	5	**–**	1
Total technical income		**6,118**	6,384
Claims incurred, net of reinsurance			
Claims paid			
gross amount		**3,081**	3,052
reinsurers' share		**(27)**	(16)
		3,054	3,036
Change in the provision for claims			
gross amount		**(3)**	4
reinsurers' share		**(4)**	(2)
		3,047	3,038
Change in other technical provisions, net of reinsurance			
Long-term business provision, net of reinsurance	25a		
gross amount		**(114)**	38
reinsurers' share		**(5)**	(1)
		(119)	37
Other technical provisions, net of reinsurance			
technical provisions for linked liabilities	25b	**1,930**	2,119
		1,811	2,156
Net operating expenses	7a	**500**	425
Investment expenses and charges	4a	**73**	98
Other technical charges, net of reinsurance	6	**13**	21
Tax attributable to the long-term business	11a	**75**	20
Allocated investment return transferred to the non-technical account	4b	**31**	43
Transfers to the fund for future appropriations		**400**	454
Total technical charges		**5,950**	6,255
Balance on the long-term business technical account		**168**	129

All the amounts above are in respect of continuing operations.

For the year ended 31 December 2004

Non-technical account

	Notes	2004 £m	2003 £m
Balance on the long-term business technical account		**168**	129
Tax credit attributable to balance on long-term business technical account	11	**72**	55
Profit before tax from long-term business		**240**	184
Investment income	4a	**55**	51
Unrealised gains on investments	4a	**11**	40
Allocated investment return transferred from the long-term business technical account	4b	**31**	43
Investment expenses and charges	4a	**(58)**	(33)
Other income	12	**115**	77
Other charges, including value adjustments	12	**(138)**	(102)
Profit on ordinary activities before tax		**256**	260
Tax on profit on ordinary activities	11a	**(79)**	(72)
Profit on ordinary activities after tax		**177**	188
Equity minority interests		**2**	4
Profit after tax attributable to equity shareholders		**179**	192
Dividend	13	**(152)**	(127)
Retained profit for the year transferred to reserves	22	**27**	65
Earnings per share	14		
Based on profit attributable to equity shareholders – basic		**9.9p**	11.2p
– diluted		**9.8p**	11.1p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		**12.4p**	10.4p
Dividend per share – interim	13	**2.55p**	2.50p
– final	13	**5.00p**	4.90p
– total		**7.55p**	7.40p

All the amounts above are in respect of continuing operations.

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax; and reconciliation to profit after tax

For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Life & Pensions		**277**	234
Asset Management		**40**	26
Operating profit before amortisation of goodwill, operating exceptional items and tax		**317**	260
Operating exceptional items	8	**(52)**	(21)
Amortisation of goodwill	16	**(37)**	(30)
Operating profit on ordinary activities before tax		**228**	209
Short-term fluctuations in investment return		**28**	51
Profit on ordinary activities before tax		**256**	260
Tax on operating profit before amortisation of goodwill and operating exceptional items		**(81)**	(76)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		**2**	4
Equity minority interests		**2**	4
Profit after tax attributable to equity shareholders		**179**	192

Operating profit (based on longer-term investment return) on ordinary activities before tax

For the year ended 31 December 2004

	2004 £m	2003 £m
Life & Pensions	**231**	212
Asset Management	**(3)**	(3)
Operating profit on ordinary activities before tax	**228**	209

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Profit after tax attributable to equity shareholders		**179**	192
Pension scheme (losses)/gains	10	**(7)**	27
Deferred taxation on pension scheme (losses)/gains		**2**	(8)
Profit on deemed disposal of share in Asset Management business	34	**47**	–
Foreign exchange gains and other movements		**4**	–
Total recognised gains arising in the year		**225**	211

Reconciliation of movements in consolidated shareholders' funds

For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Total recognised gains arising in the year		**225**	211
Adjustment in respect of intra-group goodwill		**26**	–
Issue of shares	21b	**365**	–
Movements in respect of unclaimed shares issued on demutualisation	21b	**15**	–
Dividend	13	**(152)**	(127)
Net additions to shareholders' funds		**479**	84
Shareholders' funds at beginning of year		**1,965**	1,881
Shareholders' funds at end of year		**2,444**	1,965

Consolidated Balance Sheet

At 31 December 2004

Assets	Notes	2004 £m	2003 £m
Intangible assets			
Licence	16	**6**	10
Goodwill	16	**751**	406
		757	416
Investments			
Land and buildings	17	**1,146**	1,243
Investments in participating interests	17	**1**	1
Other financial investments	17	**19,940**	19,161
		21,087	20,405
Present value of acquired in-force business	18	**145**	154
Assets held to cover linked liabilities	17	**13,024**	11,094
Reinsurers' share of technical provisions			
Long-term business provision	25a	**105**	100
Claims outstanding		**7**	3
		112	103
Debtors			
Debtors arising out of direct insurance operations			
Policyholders		**13**	12
Intermediaries		**27**	24
Debtors arising out of reinsurance operations		**1**	1
Other debtors	19	**196**	134
		237	171
Other assets			
Tangible assets	20	**25**	24
Cash at bank and in hand		**278**	156
		303	180
Prepayments and accrued income			
Accrued interest and rent		**194**	206
Deferred acquisition costs		**1,080**	973
Other prepayments and accrued income		**57**	10
		1,331	1,189
Total assets		**36,996**	33,712

At 31 December 2004

Liabilities	Notes	2004 £m	2003 £m
Capital and reserves			
Called up share capital	21a	**199**	172
Share premium account	21b	**1,799**	1,446
Profit and loss account	22	**446**	347
Equity shareholders' funds		**2,444**	1,965
Equity minority interests		**17**	44
Total capital and reserves		**2,461**	2,009
Subordinated liabilities	24	**521**	512
Fund for future appropriations		**935**	535
Technical provisions			
Long-term business provision	25a,26	**18,532**	18,646
Claims outstanding		**82**	85
		18,614	18,731
Technical provisions for linked liabilities	25b	**13,024**	11,094
Provisions for other risks and charges	27	**152**	108
Creditors			
Creditors arising out of direct insurance operations		**97**	59
Creditors arising out of reinsurance operations		**5**	3
Debenture loans	28	**385**	61
Convertible bonds	29	**286**	285
Amounts owed to credit institutions	30	**46**	46
Other creditors including taxation and social security	32	**346**	201
		1,165	655
Accruals and deferred income		**107**	60
Total liabilities excluding net pension liability		**36,979**	33,704
Net pension liability	10a	**17**	8
Total liabilities including net pension liability		**36,996**	33,712

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Notes	Cash flow relating to acquisition £m	2004 £m	2003 £m
Operating activities				
Net cash outflow from operating activities	33a	**(35)**	**(19)**	(140)
Returns on investments and servicing of finance				
Interest received		–	**29**	17
Interest paid		–	**(56)**	(36)
Investment income		–	**24**	20
Issue costs of long-term debt		–	**(6)**	(3)
Dividends paid to minority interests		–	**(5)**	(5)
Net cash outflow from returns on investments and servicing of finance		–	**(14)**	(7)
Taxation				
Corporation tax (paid)/received		**(5)**	**(24)**	3
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2)**	**(17)**	(15)
Sale of tangible fixed assets		–	–	2
Loan to long-term business fund		–	**(380)**	–
Net cash outflow from capital expenditure and financial investment		**(2)**	**(397)**	(13)
Acquisitions and disposals				
Acquisition of subsidiary undertakings from long-term business fund		–	–	(110)
Acquisition of subsidiary undertakings	33e	–	**(250)**	–
Expenses of acquisition		–	**(16)**	–
Sale of subsidiary undertakings		–	–	1
Other movements on past acquisitions		–	**2**	–
Net cash acquired on purchase of subsidiary undertakings	33e	–	**133**	–
Investment in long-term business fund		–	**(12)**	–
Net cash outflow from acquisitions and disposals		–	**(143)**	(109)
Equity dividends				
Equity dividends paid		–	**(134)**	(126)
Net cash outflow before financing		**(42)**	**(731)**	(392)
Financing				
Issue of share capital, net of expenses		–	**230**	1
Proceeds from issue of long-term debt	28,24	–	**380**	300
Cash received in respect of unclaimed demutualisation shares	21b	–	**25**	–
Net cash inflow from financing activities		–	**635**	301
Net cash outflow in the year		**(42)**	**(96)**	(91)
The net cash outflow was applied as follows:				
Net portfolio investments				
Land and buildings	33d	–	**4**	2
Shares and other variable yield securities	33d	–	**(19)**	(120)
Loans, debt securities and other fixed income securities	33d	–	**(119)**	420
Deposits with credit institutions	33d	–	**(59)**	(407)
Increase in cash holdings	33d	**(42)**	**97**	14
Net application of cash flows in the year		**(42)**	**(96)**	(91)

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

Parent Company Balance Sheet

At 31 December 2004

	Notes	2004 £m	2003 £m
Fixed assets			
Investments			
Shares in group undertakings	17	**3,754**	3,324
Loans to group undertakings	17	**80**	90
Other financial investments	17	**163**	142
		3,997	3,556
Current assets			
Debtors			
Amounts due from group undertakings		**155**	155
Taxation		**11**	7
Prepayments and accrued income		**2**	2
		168	164
Other investments		**7**	6
		175	170
Creditors: amounts falling due within one year			
Amounts owed to group undertakings		**(235)**	(292)
Proposed dividend	13	**(102)**	(84)
Other creditors including taxation and social security		**(2)**	(4)
Accruals and deferred income		**(2)**	(3)
		(341)	(383)
Net current liabilities		**(166)**	(213)
Total assets less current liabilities		**3,831**	3,343
Creditors: amounts falling due after more than one year			
Convertible bonds	29	**(286)**	(285)
Subordinated liabilities	24	**(297)**	(297)
		(583)	(582)
Provisions for other risks and charges	27	**(17)**	–
Total assets less liabilities		**3,231**	2,761
Capital and reserves			
Called up share capital	21a	**199**	172
Share premium account	21b	**1,799**	1,446
Revaluation reserve	23	**1,029**	935
Profit and loss account	15,23	**204**	208
Equity shareholders' funds		**3,231**	2,761

The financial statements on pages 60 to 106 and the supplementary information on pages 108 to 115 were approved by the Board on 17 March 2005, and signed on its behalf by:

D. K. Newbigging
Chairman

K. Satchell
Group Chief Executive

P. W. Moore
Group Finance Director

1. Accounting Policies

Introduction

The financial statements of Friends Provident plc ('the Company') and the Friends Provident Group ('the Group') conform to applicable accounting standards and have been prepared under the historical cost convention, as modified by the revaluation of certain investments as set out in k below.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985.

These financial statements conform with the Association of British Insurers' ('ABI') Statement of Recommended Practice on Accounting for Insurance Business ('SORP') issued in November 2003.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

All accounting policies have been reviewed for appropriateness in accordance with Financial Reporting Standard 18 (Accounting Policies). The following principal accounting policies have been applied consistently in dealing with items that are considered material in relation to the Group's financial statements, except as noted in p below.

a. Basis of consolidation

The Group's financial statements incorporate the results and balance sheets of the Company and its subsidiary undertakings made up to the balance sheet date. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. On acquisition of a subsidiary undertaking, except where the nature of the acquisition is one of group reconstruction as defined in Financial Reporting Standard 6 (Acquisitions and Mergers), all of the assets and liabilities at the date of acquisition are recorded at their fair values reflecting their condition at that date.

b. Premiums

Premium income in respect of single premium business and pensions business not subject to contractual regular premiums is accounted for on a cash basis. For all other classes of business, premium income is accounted for in the year in which it falls due. Reinsurance premiums are accounted for when due for payment. Further details relating to the classification of new business premiums are included in note 2.

c. Investment return

Investment return includes dividends, interest, rents, gains and losses on the realisation of investments and unrealised gains and losses. Such income includes any withholding tax but excludes other taxes such as attributable tax credits. Income from fixed interest securities together with interest, rents and associated expenses are accounted for in the period in which they accrue. Dividends are included in the profit and loss account when the securities are listed as ex-dividend. Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Investment return relating to investments which are directly connected with the carrying on of long-term business is initially recorded in the long-term business technical account and, where applicable, a transfer is made to or from the non-technical account to ensure that the return remaining in the long-term business technical account attributable to shareholders reflects the longer-term investment return. Other than long-term business, investment income and unrealised gains and losses are recorded in the non-technical account.

d. Claims and surrenders

All claims and surrenders due or notified by the balance sheet date are charged against revenue. Claims payable include claims handling costs. Reinsurance recoveries are accounted for in the same period as the related claim.

e. Bonuses

Bonuses charged to the long-term business technical account in a given year comprise reversionary bonuses declared in respect of that year, which are provided within the calculation of the long-term business provision, and terminal bonuses paid, which are included within claims paid.

f. Deferred acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the writing of insurance contracts. Deferred acquisition costs comprise the costs of acquiring new insurance contracts, which are incurred during a financial year and are deferred to the extent that they are recoverable out of future revenue margins.

The rate of amortisation of deferred acquisition costs is proportional to the future margins emerging in respect of the related policies, over the full lifetime of the policies.

g. Pension costs

Pension schemes are in operation for employees of certain subsidiary undertakings. The principal schemes, to which the majority of employees belong, are of the funded defined benefit type with assets managed by F&C Asset Management plc (formerly ISIS Asset Management plc), a subsidiary undertaking. The schemes provide benefits based on final pensionable pay. The assets of the schemes are held in separate trustee administered funds. The pension costs relating to the principal schemes are assessed annually by independent qualified actuaries.

The pension liability recognised in the balance sheet is the obligation of the employer being the present value of the scheme's liabilities less the value of the assets in the scheme. The resulting liability is stated net of a credit for deferred taxation.

The pension costs for the schemes are analysed into (i) current service cost, (ii) past service cost, (iii) settlements or curtailments and (iv) net expected return on pension asset. Current service cost is the actuarially calculated present value of the benefits earned by the active employees in each period. Past service costs, relating to employee service in prior periods arising in the current period as a result of the introduction of, or improvement to, retirement benefits, are recognised in the profit and loss account on a straight-line basis over the period in which the increase in benefits vest. Settlements or curtailments are recognised in the profit and loss account to the extent that they are not allowed for in the actuarial assumptions. Losses on settlements or curtailments

1. Accounting Policies continued

are measured at the date on which the employer becomes demonstrably committed to the transaction. Gains on settlements or curtailments are measured at the date on which all parties, whose consent is required, are irrevocably committed. Net expected return on the pension asset comprises the expected return on the pension scheme assets less interest on scheme liabilities.

The actuarial gains and losses which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date are taken to the statement of total recognised gains and losses for the period. The attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

The costs of defined contribution schemes are charged to the profit and loss account in the period in which they are payable.

h. Share based payment schemes

The Company and certain subsidiary undertakings offer share based payment schemes to employees of the Group, depending on eligibility. The amount recognised in the profit and loss account in respect of such schemes is the difference between the market price of the shares at the date of grant and the option exercise price, charged on a straight-line basis over the performance period. In respect of Inland Revenue approved Save As You Earn (SAYE) schemes, no charge is recognised in the profit and loss account as the exemption available under Urgent Issues Task Force abstract 17 (revised 2003) has been applied.

i. Taxation

Taxation in the non-technical account and long-term business technical account is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

Provision is made for deferred taxation liabilities, using the liability method, on all material timing differences, including revaluation gains and losses on investments recognised in the profit and loss account, as the investments are revalued. Deferred taxation is calculated at the rates at which it is expected that the tax will arise and discounted to take into account the likely timing of payments and pattern of expected realisation of investments. Deferred tax liabilities are discounted using the gilt yield rates appropriate to the estimated year in which the timing difference is expected to reverse. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses. In this case the attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

Deferred tax assets are recognised to the extent that they are regarded as recoverable.

The investment return allocated from or to the long-term business technical account to or from the non-technical account, in order to reflect the longer-term rate of return, is stated gross of attributable tax. The transfer of the balance on the long-term business technical account to the non-technical account is grossed up by attributable tax, using the full rate of corporation tax applicable for the period.

j. Intangible assets

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given (including associated costs) over the fair value of the separable net assets acquired, is capitalised in the balance sheet at cost and amortised through the profit and loss account over its expected useful economic life. The gain or loss on subsequent disposal of a subsidiary or associated undertaking will take account of any attributable unamortised goodwill. Any amortisation or impairment charge is recorded within 'Other charges, including value adjustments'. Prior to 1998, purchased goodwill of the Friends Provident Life Office Group ('the FPLO Group') was eliminated against the Fund for Future Appropriations as a matter of accounting policy. Amounts previously written off to reserves have not been reinstated as an asset but will be charged to the profit and loss account on disposal of the business to which they relate.

Licences acquired are capitalised in the balance sheet at cost and amortised through the profit and loss account over their expected useful economic life. Charges for amortisation and any changes for impairment are recorded within 'Other technical charges'.

k. Valuation of investments

Investments are shown in the balance sheet as follows:

(i) Land and buildings are valued each year on an open market basis by qualified Chartered Surveyors. Properties are valued by an external valuer at least once every 5 years. Those properties occupied by the Group are valued on an existing-use basis and with vacant possession.

In accordance with Statement of Standard Accounting Practice 19 (Investment Properties), no depreciation is provided in respect of freehold investment properties or amortisation in respect of leasehold properties with over 20 years to expire. This is a departure from the requirements of the Companies Act 1985, which requires all properties to be depreciated. However, these properties are held solely for investment purposes and the directors consider that systematic annual depreciation would be inappropriate. Depreciation or amortisation is only one of the factors reflected in the annual valuations of properties, and the amounts which might otherwise have been shown cannot reasonably be separately identified or quantified. The accounting policy adopted is therefore necessary for the financial statements to give a true and fair view.

(ii) Interests in associated undertakings and participating interests, which are held as part of the Group's investment portfolios within the long-term funds, are accounted for as other financial investments. Other associated undertakings are accounted for on the equity basis.

(iii) Participations in investment pools, which are unlisted, are stated at the Group's share of the net assets of the investment pool.

(iv) Other unlisted investments are valued by the directors, having regard to their likely realisable value.

(v) Listed and other quoted investments, including those in participating interests, are carried at mid-market value at the balance sheet date, with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(vi) OEICs are carried at market value at the balance sheet date.

(vii) Derivatives and financial instruments are used to facilitate efficient portfolio management and to reduce investment risk. All transactions are covered by cash or corresponding assets and liabilities. Listed derivatives and financial instruments are included at market value. Unlisted derivatives and financial instruments are valued at the amount which would reasonably be paid by way of consideration for closing out the contract. No adjustment is made to the classification of existing investments to reflect the effect of the future settlement of these transactions.

(viii) All other investments have been valued at their likely realisable value at the balance sheet date.

(ix) In the Company balance sheet, shares in and loans to group undertakings are stated at current value. Current value is based on market value for listed undertakings, embedded value for life assurance and pensions undertakings and net asset value for other undertakings.

l. Present value of acquired in-force business ('PVIF')

On acquisition of a portfolio of long-term insurance contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected after tax cash flows of the in-force business is capitalised in the balance sheet as an asset. That part of the Group's interest, which will be recognised as profit over the lifetime of the in-force policies, is amortised and the discount unwound on a systematic basis over the anticipated lives of the related contracts.

The carrying value of the asset is assessed annually using current assumptions in order to determine whether any impairment has arisen compared to the amortised acquired value based on assumptions made at the time of the acquisition. Any amortisation or impairment charge is recorded in the long-term business technical account within 'Other technical charges'.

m. Long-term reassurance contracts

Long-term business is ceded to reassurers under contracts to transfer risk. Such contracts are accounted for in the balance sheet as 'Reinsurers' share of technical provisions'.

n. Tangible assets

Tangible assets are capitalised and depreciated on a straight line basis over their estimated useful lives, having regard for any residual value of the assets, as follows:

Motor vehicles	3 to 4 years
Computer equipment	1 to 4 years
Fixtures, fittings and office equipment	3 to 10 years
Leased assets	over the term of the lease

o. Fund for future appropriations

The balance on this account represents funds, the allocation of which, either to participating policyholders or to shareholders, has not been determined at the balance sheet date.

p. Long-term business provision

The long-term business provision is determined separately for each life operation following an annual investigation of the long term fund, and is calculated initially on a statutory solvency basis to comply with the reporting requirements under the Integrated Prudential Sourcebook. The valuation is then adjusted for certain items, including the adding back of deferred acquisition costs implicit within the valuation method of certain contracts, the removal of certain contingency reserves and the adjustment of certain other reserves. This adjusted basis is referred to as the modified statutory solvency basis.

The valuation methodology for conventional with profits business depends on the designation of the individual companies under the Integrated Prudential Sourcebook. Friends Provident Life and Pensions Limited is deemed a 'realistic' basis firm, whereas Friends Provident Life Assurance Limited and Friends Provident Pensions Limited are deemed 'regulatory' basis firms.

The calculation of the long-term business provision for conventional with profits business in Friends Provident Life and Pensions Limited is carried out using a gross premium valuation method and as such includes explicit allowance for future expenses, but excludes explicit allowance for future bonuses. This represents a change in the estimation technique used in previous years, when the calculation used a net premium valuation method which included explicit allowance for future bonuses. If this methodology were to be applied in 2003 then the impact of this change would have been to reduce the long-term business provision by £371m.

The calculations of the long-term business provision for linked and income protection business also use the gross premium methodology.

The calculations for conventional non-profit business and for conventional with profits business within Friends Provident Life Assurance Limited use the net premium valuation method and, as such, include explicit provision for vested bonuses (including those vesting following the current valuation). Implicit provision is made for reversionary bonuses, but not terminal bonuses, by means of a reduction in the valuation rate of interest.

q. Long-term borrowings

Subordinated liabilities are included in the balance sheet at the value of consideration received, net of unamortised capitalised issue costs. The finance cost is charged over the term of the borrowings and represents a constant proportion of the balance of capital repayments outstanding.

Convertible bonds are stated separately from other liabilities. The finance cost is calculated on the assumption that the debt will not be converted and together with issue costs is charged to the non-technical account over the term of the borrowings and represents a constant proportion of the balance of capital repayments outstanding.

Loan notes are included in the balance sheet at nominal value. The other debenture loan is included in the balance sheet at its fair value at the date the FPLO Group acquired London and Manchester Group plc. The resulting premium over the final redemption price is being amortised over the life of the loan.

r. Leases

Assets held under finance leases are capitalised at the fair value of the asset at the inception of the lease with an equivalent liability shown under creditors. Finance charges are allocated to accounting periods over the life of each lease. Payments in respect of operating leases are charged to the profit and loss account in the period to which they relate.

s. Foreign currencies

The results of foreign enterprises are translated at average exchange rates, while their assets and liabilities are translated at year-end rates. The resulting exchange differences arising within long-term businesses are included within the long-term business technical account, while those arising within other businesses are taken directly to reserves and are reported in the statement of total recognised gains and losses.

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling at the date on which the transaction occurs. All resulting exchange gains and losses are included within that part of the profit and loss account in which the underlying transaction is reported.

2. Segmental information

The directors consider that the Group has two material business segments, Life & Pensions and Asset Management.

a. Business Segment information

i. Turnover

Life & Pensions	2004 £m	2003* £m
Gross premiums written by type		
Life		
Protection	**185**	159
Savings and investment	**1,427**	1,374
Pensions		
Individual pensions	**480**	536
Group pensions	**685**	772
Annuities	**280**	294
Total Life & Pensions	**3,057**	3,135
Managed pension fund business	**75**	82
Total	**3,132**	3,217
Premiums from non-participating contracts	**530**	517
Premiums from participating contracts	**580**	789
Premiums from investment linked contracts	**2,022**	1,911
Total	**3,132**	3,217

* In the 31 December 2003 annual financial statements a tranche of business was incorrectly classified as Protection rather than Savings and investment. This has been corrected in the table above to enable comparison with 31 December 2004. There is no impact on total gross premiums written.

Asset Management	2004 £m	2003 £m
Investment Management fees	**151**	110
Net profit from OEIC and unit trust trading	**2**	1
	153	111
Fees arising from the Life & Pensions segment	**(38)**	(34)
Total	**115**	77

Asset Management turnover from external customers is included in 'other income' in the non-technical account. Turnover derived from the Life & Pensions segment of £38m (2003: £34m) is eliminated in consolidation.

ii. New Business

	Regular Premiums		Single Premiums		APE*	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
Gross new premiums written by type						
Life						
Protection	**77**	69	**–**	–	**77**	69
Savings and investment	**48**	41	**813**	730	**129**	114
Pensions						
Individual pensions	**12**	14	**241**	264	**36**	40
Group pensions	**137**	134	**267**	420	**164**	176
Annuities	**–**	–	**280**	294	**28**	30
Total Life & Pensions	**274**	258	**1,601**	1,708	**434**	429

* The new Life & Pensions APE represents gross new regular premiums plus 10% of gross new single premiums.

In classifying new business premiums the following basis of recognition is adopted:-

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;

2. Segmental Information continued

a. Business Segment information continued

ii. New Business continued

- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pension schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

	Net New Money	
	2004 £m	2003 £m
Asset Management new business		
Life and pensions	**(1,698)**	(2,237)
Institutional	**(1,534)**	(120)
Open ended products – third party	**165**	65
Investment trusts	**(72)**	93
Venture capital trusts	**(19)**	13
Limited partnerships	**(1)**	7
	(3,159)	(2,179)

The net outflow of funds has partly arisen from a high proportion of insurance assets, and the high level of redemptions from some of these in recent years. The size of funds under management has nevertheless increased from £63bn at 31 December 2003 (£120bn based on pro-forma numbers representing the combination of ISIS and F&C) to £125bn at 31 December 2004.

'Life and pensions' includes assets invested by the Life & Pensions business of the Group. Changes in 'Life and pensions' can reflect balance sheet or corporate actions as well as underlying business flows.

iii. Profit on ordinary activities before tax

	2004 £m	2003 £m
Life & Pensions	**264**	264
Asset Management	**(8)**	(4)
	256	260

iv. Net assets

	2004 £m	2003 £m
Life & Pensions	**1,982**	1,942
Asset Management	**479**	67
	2,461	2,009

b. Geographical segmental information

i. Turnover

Life & Pensions gross premiums	2004 £m	2003 £m
Source		
United Kingdom	**2,680**	2,738
Rest of World	**377**	397
	3,057	3,135
Destination		
United Kingdom	**2,710**	2,758
Rest of World	**347**	377
	3,057	3,135

2. Segmental Information continued

b. Geographical segmental information continued

i. Turnover continued

Asset Management turnover	2004 £m	2003 £m
Source		
United Kingdom	**141**	111
Rest of World	**12**	–
	153	111
Destination		
United Kingdom	**128**	109
Rest of World	**25**	2
	153	111

The Asset Management turnover analysed above contains both turnover derived from external customers and turnover derived from the Life & Pensions segment (see note 2a).

ii. New Business

	Regular Premiums		Single Premiums	
Life & Pensions new business	2004 £m	2003 £m	2004 £m	2003 £m
Source				
United Kingdom	**229**	220	**1,365**	1,441
Rest of World	**45**	38	**236**	267
	274	258	**1,601**	1,708
Destination				
United Kingdom	**225**	217	**1,418**	1,485
Rest of World	**49**	41	**183**	223
	274	258	**1,601**	1,708

iii. Profit on ordinary activities before tax

Life & Pensions	2004 £m	2003 £m
Source		
United Kingdom	**227**	275
Rest of World	**37**	(11)
	264	264
Destination		
United Kingdom	**217**	289
Rest of World	**47**	(25)
	264	264

Asset Management	2004 £m	2003 £m
Source		
United Kingdom	**(7)**	(4)
Rest of World	**(1)**	–
	(8)	(4)
Destination		
United Kingdom	**(5)**	(4)
Rest of World	**(3)**	–
	(8)	(4)

2. Segmental Information continued

iv. Net Assets

The net assets supporting the Rest of World geographical segment are the same as those supporting the United Kingdom segment and therefore have not been separated.

3. Outward reinsurance premiums

Outward reinsurance premiums include reinsurance premium rebates, net of a provision for clawbacks, of £21m (2003: £27m).

The result arising from the aggregate of all reinsurance balances in the long-term business technical account for the year ended 31 December 2004 was a debit balance of £17m (2003: £16m) to the Group.

4. Investment return

a. Total investment return

	Technical account		Non-technical account	
	2004 £m	2003 £m	2004 £m	2003 £m
Investment income				
Income from land and buildings	**103**	110	**–**	–
Income from other investments	**1,279**	1,129	**44**	36
Gains on the realisation of investments	**216**	–	**3**	10
Expected return on net pension liability (note 10)	**–**	–	**8**	5
	1,598	1,239	**55**	51
Unrealised gains on investments	**1,438**	1,964	**11**	40
Investment expenses and charges				
Investment management expenses	**(47)**	(44)	**(2)**	(1)
Interest on other loans	**(26)**	(22)	**(51)**	(32)
Losses on the realisation of investments	**–**	(32)	**(5)**	–
	(73)	(98)	**(58)**	(33)
Total investment return	**2,963**	3,105	**8**	58

b. Longer-term investment return

The longer-term investment return is calculated in respect of equity, property and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements.

The longer-term rate of return is determined by considering a number of factors including historic and predicted investment returns. The rate is not expected to change on an annual basis.

The directors have determined the longer-term rates of investment return to be as follows:

	Longer-term rates of investment return	
	2004 %	2003 %
Equities and properties	**7.50**	7.50
Government fixed interest	**5.00**	5.00
Other fixed interest	**5.75**	5.75

c. Sensitivity of longer-term investment return

	2004 £m	2003 £m
Longer-term return	**85**	87
After the impact of a 1% increase in the longer-term rates of investment return	**97**	100
After the impact of a 1% decrease in the longer-term rates of investment return	**72**	74

4. Investment return continued

d. Comparison of longer-term and actual investment return

	9 July 2001 to 31 December 2004 £m
Actual return attributable to shareholders	(48)
Less: longer-term return	319
Cumulative deficit of actual returns over longer-term returns	(367)

The table above reflects the movement from demutualisation.

5. Other technical income, net of reinsurance

	2004 £m	2003 £m
Newcastle Building Society – Policy loans	**–**	1

6. Other technical charges, net of reinsurance

	2004 £m	2003 £m
Amortisation of present value of acquired in-force business	**9**	11
Impairment of present value of acquired in-force business	**–**	4
Amortisation of licence	**4**	6
	13	21

7. Net operating expenses and corporate costs

a. Net operating expenses in the technical account comprise:

	2004 £m	2003 £m
Acquisition costs	**357**	357
Change in deferred acquisition costs	**(107)**	(118)
Administrative expenses	**250**	186
	500	425

	2004 £m	2003 £m
Commission for direct insurance (excluding payments to employees) included within net operating expenses	**243**	210

Total administrative expenses include:

	2004 £m	2003 £m
Auditors' remuneration – statutory audit services	**1.2**	0.8
Depreciation of tangible assets – owned assets	**17.2**	19.0
Loss on sale of fixed assets	**0.9**	2.7
Operating lease rentals		
Land and buildings	**15.8**	16.4
Equipment	**4.0**	3.1

Auditors' remuneration in respect of the parent company was £130,000 (2003: £147,000).

Auditors' remuneration relating to non-audit services in respect of the parent company was £145,000 (2003: £296,000).

7. Net operating expenses and corporate costs continued

b. Auditors' Remuneration

At the Company's Annual General Meeting held on 20 May 2004, shareholders approved the appointment of KPMG Audit Plc as auditors to the Company and subsidiaries, excluding F&C Asset Management plc and its subsidiaries. Prior to the appointment of KPMG Audit Plc ('KPMG'), PricewaterhouseCoopers LLP acted as auditors to these companies. Ernst & Young LLP are auditors to F&C, and its subsidiary companies. The tables below give an analysis of the total fees including VAT in respect of services provided to the Group by each firm. Information concerning the auditors, appointment process is given in the corporate governance report on page 45.

KPMG Audit Plc and its associates	2004 £m	2003 £m
Audit services		
Statutory audit services	**0.7**	–
Audit related regulatory reporting	**0.2**	–
Other audit related	**0.2**	–
	1.1	–
Further assurance services		
Accounting advice on corporate projects	**0.2**	–
Tax advisory services	**–**	–
Other non-audit services		
Securitisation (see note 28)	**0.4**	–
IFRS Conversion	**0.6**	–
Other	**0.1**	–
Total non-audit fees (i)	**1.3**	–
Total fees (iii)	**2.4**	–

Non-audit fees paid to PricewaterhouseCoopers for 2003 were £1.0m and audit fees paid to PricewaterhouseCoopers were £0.7m.

ERNST & YOUNG LLP	2004 £m	2003 £m
Audit services		
Statutory audit services	**0.5**	0.2
	0.5	0.2
Further assurance services		
Accounting advice on corporate projects (ii)	**1.1**	0.1
Other non-audit services		
Integration related	**–**	0.3
Product reviews into past sales (see note 27)	**1.1**	0.3
Other	**0.5**	0.2
Total non-audit fees	**2.7**	0.9
Total fees (iii)	**3.2**	1.1

(i) Non-audit fees for services supplied by the Group auditors in accordance with Companies Act 1985 requirements (Statutory Instrument 1991/2128) were £0.8m in 2004. This represents all non-audit services provided to the Company and any UK subsidiary undertakings audited by the same auditors as the Company. Included in total non-audit fees above for KPMG are fees of £0.5m for 2004 for services supplied to F&C and its subsidiaries.

(ii) In respect of services in relation to the purchase of F&C Group (Holdings) Limited by ISIS Asset Management plc.

(iii) All work awarded to KPMG and Ernst & Young LLP has been approved by the Audit and Compliance Committee of the Company or F&C as appropriate.

KPMG Audit Plc is the auditor of the principal pension scheme of the Group, the Friends Provident Pension Scheme ('FPPS'). Fees paid to KPMG in 2004 in respect of the audit of the pension scheme FPPS amounted to £25,000. In 2003 fees of £25,000 were paid to PricewaterhouseCoopers LLP. These fees are excluded from the above analysis.

8. Operating exceptional items

Operating exceptional items borne by shareholders are:

	2004 £m	2003 £m
Closure of Direct Sales operation (i)	**2**	14
Life & Pensions integration costs (ii)	**9**	9
Provision/(release of provision) for misselling/complaints (iii)	**14**	(14)
Asset Management integration costs (iv)	**19**	12
Gross up for shareholder tax	**8**	–
	52	21

(i) The charge of £2m for 2004 represents the expenses relating to the reorganisation of the Appointed Representatives sales channel. Expenses in 2003 relate to the closure of the direct sales operation (First Call). This has been charged to net operating expenses.

(ii) Operating exceptional costs of £9m (2003: £7m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited in August 2002 with £3m (2003: £2m) of this shown within net operating expenses and £6m (2003: £5m) shown within other charges.

(iii) A total of £30m (2003: £6m) has been charged to net operating expenses in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews. This is offset by a credit of £16m (2003: £20m) in respect of the review conducted into pension transfers and opt-outs (see note 27).

(iv) Asset Management integration costs include £18m (2003: £nil) which were incurred in integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited and are included in other charges (see note 34). 2003 costs of £12m relate to the acquisition of Royal & SunAlliance Investments in 2002.

9. Particulars of staff costs and directors' emoluments

a. The aggregate remuneration paid or payable in respect of employees, including executive directors, was as follows:

	2004 £m	2003 £m
Wages and salaries	**167**	167
Social security costs	**16**	15
Pension costs	**22**	20
	205	202

b. The average number of employees, including executive directors, employed by the Group during the year was as follows:

	2004 No.	2003 No.
Life & Pensions	**3,928**	4,585
Asset Management	**604**	519
	4,532	5,104

c. The emoluments of all directors in respect of their services to the Group were:

	2004 £000	2003 £000
Executive Directors		
Management salaries and benefits in kind	**1,792**	1,830
Long-term incentive scheme payments	**–**	330
Amounts receivable under annual bonus schemes	**1,861**	1,152
Pension contribution to money purchase schemes	**75**	65
Compensation for loss of office	**235**	36
Non-Executive Directors		
Fees (excl. VAT)	**625**	559
Compensation for loss of office	**26**	–
	4,614	3,972

Information concerning individual directors' emoluments, interests and transactions is given on pages 49 to 58 and notes 38 and 39.

10. Staff pension schemes

a. Friends Provident Pension Scheme & total schemes

i. The Group operates several defined benefit schemes: the Friends Provident Pension Scheme ('FPPS'), to which the majority of the Group's Life & Pensions employees belong, and the various schemes operated by F&C Asset Management which are closed to new entrants, and summary details of which are given in b. below. In addition, the Group operates two defined contribution schemes: the scheme operated by F&C Asset Management plc, and the scheme operated by Friends Provident International Limited. Contributions for the period were £4.5m (shown within 'Other charges' in the non-technical account) and £0.6m (shown within net operating expenses) respectively.

FPPS is a UK defined benefit scheme and its assets are administered by a subsidiary undertaking of F&C Asset Management plc. Contributions to the Scheme recommenced in January 2004. The employee contributions were 1% of pensionable salary from January 2004 rising to 2% from January 2005, and will increase to 3% from January 2006, to be reviewed thereafter for subsequent years (subject to a maximum of 5%). Employer contributions recommenced at 13% of pensionable salaries from January 2004, increasing to 14% from January 2005 and rising to 15% from January 2006 and similarly to be reviewed thereafter for subsequent years.

Details of the latest valuation for FPPS are given below:

Date of last valuation	30 September 2004
Method of valuation	Projected Unit
Scheme Actuary	Towers Perrin
Market value of assets at last valuation date	£636m
Level of funding	91%

The full actuarial valuation was updated to 31 December 2004 by the Scheme Actuary and restated on a FRS17 basis. The major assumptions used by the Actuary are best estimates chosen from a range of possible actuarial assumptions which, due to the timescales covered, may not necessarily be borne out in practice. The major assumptions are set out below:

	31 Dec 2004 %	31 Dec 2003 %	31 Dec 2002 %
Inflation assumption	**2.90**	2.50	2.00
Rate of increase in salaries	***3.50**	*3.00	*3.50
Rate of increase in pensions in payment	**2.75**	2.50	2.00
Discount rate	**5.50**	5.50	5.50

* Plus allowance for salary scale increases.

10. Staff pension schemes continued

ii. Assets in the FPPS and the expected annual rate of return

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, were:

	Expected annual long-term rate of return			Value		
	31 Dec 2004 %	31 Dec 2003 %	31 Dec 2002 %	31 Dec 2004 £m	31 Dec 2003 £m	31 Dec 2002 £m
Fixed interest bonds	**5.25**	5.25	5.00	**95**	52	46
Index-linked bonds	**5.00**	5.00	4.75	**96**	36	39
Equities	**7.10**	7.30	7.50	**415**	503	424
Derivatives	**–**	–	–	**71**	4	–
Cash	**4.00**	4.00	4.00	**23**	9	18
Total market value of assets				**700**	604	527
Present value of scheme liabilities				**(706)**	(609)	(547)
Deficit in the scheme				**(6)**	(5)	(20)
Related deferred tax asset				**2**	2	6
Net pension liability: FPPS				**(4)**	(3)	(14)
F&C schemes				**(13)**	(5)	(6)
Net pension liability				**(17)**	(8)	(20)

iii. Analysis of the amount charged to operating profit

	2004 £m	2003 £m
Current service cost: FPPS	**16**	16
F&C schemes	**1**	1
Total operating charge	**17**	17

iv. Analysis of the amount credited to investment income

	2004 £m	2003 £m
Expected return on pension scheme assets	**41**	36
Interest on pension scheme liabilities	**(33)**	(31)
Expected return on net pension liability: FPPS	**8**	5
F&C schemes	**–**	–
Expected return on net pension liability	**8**	5

The expected return on net pension scheme liability is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year end.

v. Analysis of the amount recognised in the statement of total recognised gains and losses ('STRGL')

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	**64**	61
Experience losses arising on the scheme liabilities	**(8)**	(11)
Changes in assumptions underlying the present value of the scheme liabilities	**(61)**	(24)
Actuarial (loss)/gain recognised in STRGL: FPPS	**(5)**	26
F&C schemes	**(2)**	1
Total actuarial (loss)/gain recognised in STRGL	**(7)**	27

10. Staff pension schemes continued

vi. Movement in surplus during the year

	2004 £m	2003 £m
Deficit in schemes at beginning of the year: FPPS	**(5)**	(20)
F&C schemes	**(8)**	(8)
	(13)	(28)
Movement in year:		
Total operating charge	**(17)**	(17)
Employers and employees contributions	**12**	–
Expected return on net pension liability	**8**	5
Deficit on acquisition net of deferred tax (i)	**(7)**	–
Actuarial (loss)/gain	**(7)**	27
	(11)	15
Deficit in schemes at end of the year: FPPS	**(6)**	(5)
F&C schemes	**(18)**	(8)
	(24)	(13)

(i) Adjustment for the fair value of scheme deficits on acquisition of F&C Group (Holdings) Limited.

vii. History of experience gains and losses

FPPS Only	2001 £m	2002 £m	2003 £m	2004 £m
Difference between the expected and actual return on scheme assets:				
Amount	(187)	(190)	61	**64**
Percentage of closing scheme assets	(27)%	(36)%	10%	**9%**
Experience gains and losses on scheme liabilities:				
Amount	(7)	4	(11)	**(8)**
Percentage of the present value of the scheme liabilities	(1)%	1%	(2)%	**(1)%**
Total amount recognised in the statement of total recognised gains and losses:				
Amount	(193)	(214)	26	**(5)**
Percentage of the present value of the scheme liabilities	(38)%	(39)%	4%	**(1)%**

b. The F&C Asset Management plc Pension Schemes

Following the merger of ISIS and F&C the enlarged F&C Group operates two core defined benefit pension schemes in the United Kingdom. Both of these scheme are closed to new entrants. All new UK F&C employees are eligible to benefit from defined contribution arrangements.

The Chairman of F&C Asset Management, Mr. R.W. Jenkins, was awarded pension benefits by F&C Management Limited prior to completion of the merger between ISIS and F&C in respect of his past service to the F&C Group. This is an unfunded pensions liability and therefore the F&C Group has made an appropriate provision in its accounts.

Employees of F&C in the Netherlands, Portugal and Ireland participate in multi-employer pension arrangements and, with the exception of Ireland, these schemes are open to new employees. Plans are currently being initiated to set up separate defined benefit pension schemes in respect of employees in the Netherlands and Ireland. These new arrangements will maintain the existing benefits of current employees and will be funded by the transfer of assets from the current multi-employer schemes. Where F&C Asset Management is unable to separately identify its share of assets and liabilities of overseas multi-employer defined benefit schemes, then these schemes are accounted for as defined contribution arrangements. The details of the individual schemes in summary are as follows:

F&C Netherlands B.V.

Employees in the Netherlands participate in the Achmea Pension Plan. At the end of 2004 the plan had a deficit of €349m. F&C Netherlands BV contributed €0.3m to the Achmea Pension Plan for the period 11 October 2004 to 31 December 2004.

10. Staff pension schemes continued

F&C Ireland Limited

Certain staff in Ireland participate in the Friends First Retirement and Death Benefits Plan. At the end of 2004 the plan had a deficit of €4.9m. F&C Ireland Limited contributed €0.03m to the Friends First Plan for the period 11 October 2004 to 31 December 2004.

F&C Portugal S.A.

Certain staff in Portugal participate in the Fundo de Pensões do Grupo Banco Comercial Portugues/Atlantico pension scheme. At the end of 2004 the plan had a deficit of €1.38m. F&C Portugal S.A. contributed €0.06m to this scheme for the period 11 October 2004 to 31 December 2004.

As a result of the merger of ISIS and F&C, F&C employees in the Netherlands and Ireland will no longer be able to continue to participate in the existing multi-employer plans. It is expected that new pension arrangements will be set up in Ireland and the Netherlands during 2005. When these new schemes are set up there will be a greater certainty in respect of the surpluses or deficits in these schemes attributable to the F&C Group. Under the terms of the merger of F&C and ISIS, F&C Asset Management has a contractual protection such that the maximum pension deficit it could inherit upon the set-up of the above plans is €0.5m.

i. Summarised F&C Group Position on Defined Benefit Obligations

The following section provides summary analysis of all F&C defined benefit schemes which have been accounted for under FRS 17. Further details on individual schemes can be obtained from Note 28 of F&C Asset Management plc's Report and Accounts.

The major assumptions used by the Actuaries are best estimates chosen from a range of possible actuarial assumptions which, due to the timescales covered, may not necessarily be borne out in practice. The major assumptions are set out below:

	31 Dec 2004 %	31 Dec 2003 %	31 Dec 2002 %
Inflation assumption	**2.75**	2.50	2.25
Rate of increase in salaries	**4.00**	4.00	4.00
Rate of increase in pensions in payment	**2.75-3.50**	2.50-3.50	2.25-3.50
Discount rate	**5.30**	5.40	5.50

The rate of increase of pensions in payment is contractually dependent on the terms of each individual defined benefit arrangement.

ii. Assets in the scheme and the expected annual rate of return

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected annual long-term rate of return			Value		
	31 Dec 2004 %	31 Dec 2003 %	31 Dec 2002 %	31 Dec 2004 £m	31 Dec 2003 £m	31 Dec 2002 £m
Gilts	**5.00**	5.00	5.00	**14**	3	2
Equities	**7.00**	7.00	7.00	**73**	23	20
Corporate bonds	**5.30**	5.40	5.50	**5**	3	3
Cash	**4.00**	4.00	4.00	**3**	–	–
Total market value of assets				**95**	29	25
Present value of scheme liabilities				**(113)**	(37)	(33)
Deficit in the scheme				**(18)**	(8)	(8)
Related deferred tax asset				**5**	3	2
Net pension liability				**(13)**	(5)	(6)

10. Staff pension schemes continued

iii. Analysis of the amount charged to operating profit

	2004 £m	2003 £m
Current service cost and total operating charge	**1**	1

iv. Analysis of the amount credited to investment income

	2004 £m	2003 £m
Expected return on pension scheme assets	**3**	2
Interest on pension scheme liabilities	**(3)**	(2)
Expected return on net pension (liability)/asset	**–**	–

The expected return on net pension scheme (liability)/asset is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year end.

v. Analysis of the amount recognised in statement of total recognised gains and losses ('STRGL')

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	**2**	2
Experience gains and losses arising on the scheme liabilities	**1**	–
Changes in assumptions underlying the present value of the scheme liabilities	**(5)**	(1)
Total actuarial (loss)/gains recognised in STRGL	**(2)**	1

vi. Movement in surplus during the year

	2004 £m	2003 £m
Deficit in schemes at beginning of the year	**(8)**	(8)
Movement in year:		
Total operating charge	**(1)**	(1)
Deficit on acquisition net of deferred tax (i)	**(7)**	–
Actuarial (loss)/gain	**(2)**	1
Loss at end of the year	**(18)**	(8)

(i) Adjustment for the fair value of scheme deficits on acquisition of F&C Group (Holdings) Limited.

vii. History of experience gains and losses

F&C Schemes	2001 £m	2002 £m	2003 £m	2004 £m
Difference between the expected and actual return on scheme assets:				
Amount	(6)	(9)	2	**2**
Percentage of opening scheme assets	(18)%	(37)%	7%	**2%**
Experience gains and losses on scheme liabilities:				
Amount	(1)	1	–	**1**
Percentage of the present value of the scheme liabilities	(2)%	4%	0%	**0%**
Total amount recognised in the statement of total recognised gains and losses:				
Amount	(5)	(8)	1	**(3)**
Percentage of the present value of the scheme liabilities	(16)%	(24)%	2%	**3%**

11. Taxation

Profit and loss account

United Kingdom and overseas taxation has been charged in the profit and loss account on assessable profits and income on the bases and rates appropriate to the various classes of business.

a. Tax charged to the long-term business technical account and non-technical account

	Technical account		Non-technical account	
	2004 £m	2003 £m	2004 £m	2003 £m
Current taxation				
United Kingdom corporation tax (30%)	**48**	(2)	**10**	17
Adjustments in respect of prior years	**7**	5	**(6)**	(1)
	55	3	**4**	16
Overseas taxation	**5**	4	**2**	–
Tax credit attributable to balance on the long-term business technical account (i)	**(9)**	(13)	**81**	68
Total current taxation	**51**	(6)	**87**	84
Deferred taxation				
Origination and reversal of timing differences	**23**	68	**(8)**	(12)
Effect of discount	**1**	(42)	**–**	–
Total deferred taxation	**24**	26	**(8)**	(12)
Total taxation	**75**	20	**79**	72

(i) For 2004, of the total tax credit on the long-term business technical account of £72m (2003: £55m) £9m has been allocated to the technical account in so far as it relates to the £31m allocated investment return transferred to the non-technical account (2003: £43m transferred to the non-technical account).

b. Factors affecting tax charge for year

The tax assessed for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004 £m	2003 £m
Profit on ordinary activities before tax	**256**	260
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	**77**	78
Effects of:		
Deductions not allowable for tax purposes	**13**	15
Income not taxable	**(2)**	(21)
Deferred tax movements	**8**	12
Tax losses (utilised)/not utilised	**(5)**	1
Overseas tax suffered	**2**	–
Adjustments in respect of prior years	**(6)**	(1)
Current tax charge for year	**87**	84

Balance Sheet

Deferred taxation	£m
At 1 January 2004	15
Effect of discounting	1
Charge in year	15
Increase in the deferred tax asset on the pension scheme netted off against the pension liability on Note 10aii	2
Deferred tax asset acquired from F&C Group (Holdings) Limited	(26)
Deferred tax asset brought forward reanalysed from debtors	(3)
At 31 December 2004	4

11. Taxation continued

Deferred taxation

Details of the liability for deferred taxation are given below:

	2004 £m	2003 £m
Revaluation of investments	**20**	4
Accelerated capital allowances	**(30)**	(21)
Short-term timing differences	**(21)**	(2)
Deferred acquisition costs	**97**	88
Discount on deferred acquisition costs	**(54)**	(54)
Losses carried forward	**(8)**	–
Discounted provision for deferred taxation	**4**	15
Impact of discounting on deferred taxation	**53**	54

Deferred taxation on chargeable gains relating to the net unrealised appreciation of investments within linked funds, including that relating to the deemed disposal of open ended investment companies, is taken into account in the calculation of technical provisions for linked liabilities and is therefore excluded from the above analysis.

Factors that may affect future tax charges

The deferred tax assets which have not been recognised due to uncertainty of the recoverability in the foreseeable future comprise:

	Technical account		Non-technical account	
	2004 £m	2003 £m	2004 £m	2003 £m
Unrealised losses on investments	**1**	2	**–**	–
Realised losses on investments	**9**	9	**2**	3
Deferred acquisition expenses	**28**	–	**–**	–
Trading losses	**–**	–	**4**	–
	38	11	**6**	3

The pension liability is recorded net of the related deferred tax in the balance sheet and details of the deferred tax are shown in note 10. The deferred tax asset relating to the pension liability is not included in the analysis above.

12. Other income and charges

Other income includes £115m (2003: £77m) in respect of income from investment management fees earned by the Asset Management business (excluding those charged to the Life & Pensions business).

Other charges includes £94m (2003: £75m) in respect of Asset Management business operating expenses, and £23m operating exceptional items relating to the integration of F&C Group (Holdings) Limited. Within Other charges is a further £3m (2003: £5m) of operating exceptional items relating to Life & Pensions integration expenses following the acquisition of Friends Provident International Limited in August 2002.

Other charges for 2003 also includes £12m of operating exceptional items, relating to the acquisition of Royal & SunAlliance Investments in July 2002.

13. Dividend

	2004 £m	2003 £m
Interim dividend 2.55p per share (2003: 2.5p per share)	**50**	43
Proposed final dividend 5.0p per share (2003: 4.9p per share)	**102**	84
Total dividends 7.55p per share (2003: 7.4p per share)	**152**	127

The proposed final dividend of £102m includes £6m in respect of 113m shares issued on 11 January 2005 in respect of the Lombard transaction (see note 40).

14. Earnings per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill, operating exceptional items, after tax, and on the profit after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	2004		2003	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to equity shareholders	**179**	**9.9**	192	11.2
Short-term fluctuations in investment return	**(28)**	**(1.5)**	(51)	(3.0)
Amortisation of goodwill	**37**	**2.0**	30	1.7
Operating exceptional items	**52**	**2.8**	21	1.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	**(2)**	**(0.1)**	(4)	(0.2)
Minority interest in operating exceptional items, goodwill amortisation and tax	**(13)**	**(0.7)**	(9)	(0.5)
Operating profit before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders	**225**	**12.4**	179	10.4
Weighted average number of shares for the financial year (millions)		**1,808**		1,722

b. Diluted earnings per share

	2004			2003		
	Earnings £m	Weighted average number of shares million	Per share pence	Earnings £m	Weighted average number of shares million	Per share pence
Profit after tax attributable to equity shareholders	**179**	**1,808**	**9.9**	192	1,722	11.2
Dilutive effect of options	**–**	**11**	**(0.1)**	–	7	(0.1)
Diluted earnings per share	**179**	**1,819**	**9.8**	192	1,729	11.1

15. Parent company profit for the financial year

The profit of the Company for the financial year, before dividends, is £117m (2003: £224m). As permitted by Section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these accounts.

16. Intangible assets

	Note	Goodwill £m	Licence £m
Cost			
At 1 January 2004		502	18
Additions	34	415	–
Disposals		(41)	–
At 31 December 2004		876	18
Amortisation			
At 1 January 2004		96	8
Charge for the year		37	4
Disposals		(8)	–
At 31 December 2004		125	12
Net book value			
At 31 December 2003		406	10
At 31 December 2004		751	6

16. Intangible assets continued

Goodwill relating to the acquisition of London and Manchester Group plc is being amortised on a straight-line basis over 20 years from the date of acquisition of the London and Manchester Group plc by the FPLO Group.

Goodwill associated with the retail business of Royal & SunAlliance Investments is being amortised on a straight-line basis over 20 years from the date of acquisition by the Group. The goodwill associated with the investment management of the insurance business of Royal & SunAlliance Group plc is being amortised over 10 years, in line with the period of the underlying Investment Management Agreements.

The goodwill relating to the acquisition of Royal & SunAlliance International Financial Services Limited is being amortised on a straight-line basis over 20 years from the date of acquisition.

Goodwill relating to the acquisition of F&C Group (Holdings) Limited is being amortised on a straight-line basis over 20 years from the date of acquisition, except for that goodwill associated with the underlying Investment Management Agreements of F&C Group (Holdings) Limited which is being amortised over 10 years.

The cost of goodwill is split as follows:

	2004 £m	2003 £m
Amortised over 10 years	**267**	99
Amortised over 20 years	**609**	403
	876	502

Cumulative goodwill written off directly to the fund for future appropriations of the FPLO Group arising from acquisitions prior to 1998 amounted to £76m as at 31 December 2004.

The licence relates to an exclusive distribution agreement secured with Countrywide Assured Group plc in August 2002. The agreement gives a 15 year exclusive right to distribute mortgage related protection products through Countrywide's estate agency branches and its licensed consultants.

17. Investments

	Group			
	Current Value 2004 £m	Cost 2004 £m	Current Value 2003 £m	Cost 2003 £m
Land and buildings				
Owner occupied				
Freehold	**48**	**69**	44	69
Long Leasehold	**10**	**15**	8	11
	58	**84**	52	80
Other				
Freehold	**915**	**623**	1,031	835
Long Leasehold	**173**	**118**	160	116
	1,088	**741**	1,191	951
Total land and buildings	**1,146**	**825**	1,243	1,031
Investments in participating interests	**1**	**1**	1	1
Other financial investments				
Shares and other variable yield securities and shares in OEICs	**5,209**	**4,596**	4,969	4,715
Debt and other fixed income securities	**13,240**	**12,626**	13,185	12,766
Participation in investment pools	**262**	**192**	291	267
Loans secured by mortgages	**1**	**1**	4	4
Other loans	**3**	**3**	3	3
Deposits with credit institutions	**1,061**	**1,061**	522	522
Other	**164**	**140**	187	168
	19,940	**18,619**	19,161	18,445
Assets held to cover linked liabilities	**13,024**	**11,768**	11,094	10,699

17. Investments continued

Listed investments included within the current values of other financial investments shown above comprise:

	Group	
	Current Value 2004 £m	Current Value 2003 £m
Shares and other variable yield securities	**4,566**	4,798
Debt securities and other fixed income securities	**13,056**	12,961
	17,622	17,759

The current value of Group assets held to cover linked liabilities includes £812m (2003: £849m) relating to managed pension funds.

Other investments comprise derivatives contracts to hedge amounts in the long-term business provision.

During the year, all properties have been independently valued by a qualified valuer, principally DTZ Debenham Tie Leung and CB Richard Ellis, who are both Chartered Surveyors. The valuations are prepared in accordance with RICS appraisal and valuation standards.

The movement in investments in participating interests relates to European Alliance Partners Company A.G., an associated undertaking.

The Group holds at least 20% of the nominal value of the equity share of 12 other associated undertakings, which are included within other financial investments. In the Group balance sheet the combined value of these holdings amounts to 0.01% of total assets. No additional disclosures are made regarding these associated undertakings due to their immateriality relative to the Group.

The movement in investments in group undertakings is as follows:

	Company		
	Shares in group undertakings 2004 £m	Loans to group undertakings 2004 £m	Other financial investments 2004 £m
Current value			
At 1 January 2004	3,324	90	142
Additions	619	5	19
Disposals	(290)	(15)	–
Revaluations	101	–	2
At 31 December 2004	3,754	80	163
Cost			
At 1 January 2004	2,389	90	143
Additions	619	5	19
Disposals	(290)	(15)	–
At 31 December 2004	2,718	80	162

18. Present value of acquired in-force business

	£m
Cost	
At 1 January 2004	220
At 31 December 2004	220
Amortisation	
At 1 January 2004	66
Amortisation during year	9
At 31 December 2004	75
Net book value	
At 31 December 2003	154
At 31 December 2004	145

19. Other debtors

	2004 £m	2003 £m
Investment income receivable	**19**	22
Investments sold for subsequent settlement	**13**	43
Taxation	**49**	–
Deferred taxation	**29**	–
Other debtors	**86**	69
	196	134

20. Tangible assets

	Motor vehicles £m	Computer equipment £m	Fixtures, fittings and office equipment £m	Total £m
Cost				
At 1 January 2004	12	57	8	77
Additions	1	14	2	17
Disposals	(4)	(2)	(2)	(8)
At 31 December 2004	9	69	8	86
Depreciation				
At 1 January 2004	6	42	5	53
Charge for the year	2	12	1	15
Disposals	(3)	(2)	(2)	(7)
At 31 December 2004	5	52	4	61
Net Book Value				
At 31 December 2003	6	15	3	24
At 31 December 2004	4	17	4	25

The net book value includes an amount of £0.1m (2003: £0.5m) in respect of computer equipment held under finance leases.

21. Share capital and share premium

a. The authorised and issued share capital of the Company at 31 December 2004 was:

	2004 £m	2003 £m
Authorised:		
2,500m (2003: 2,500m) ordinary shares of 10 pence	**250**	250
Allotted, called up and fully paid:		
1,989m (2003: 1,722m) ordinary shares of 10 pence	**199**	172

On 11 January 2005 113,477,763 ordinary shares were issued in respect of the acquisition of Lombard International Assurance S.A. (see note 40).

21. Share capital and share premium continued

b. The table below shows the changes to share capital and share premium during the year

	Treasury shares Number	Ordinary shares Number	Total Number	Share capital £m	Share premium £m
At 1 January 2004	–	1,722,371,500	1,722,371,500	172	1,446
Movements during the year:					
Share placing (i)	–	172,405,671	172,405,671	17	212
Transfer in respect of demutualisation entitlements (ii)	46,537,610	(46,537,610)	–	–	15
Allotment on acquisition of F&C (iii)	–	92,433,278	92,433,278	9	124
Employee share schemes	(919,638)	2,604,857	1,685,219	1	2
	45,617,972	220,906,196	266,524,168	27	353
At 31 December 2004	45,617,972	1,943,277,696	1,988,895,668	199	1,799

On 11 January 2005, the company issued 113.4m shares in respect of the acquisition of Lombard (see note 40). These shares had a fair value of £187m resulting in a share premium of £176m. The market price at issue was £1.65.

(i) The share placing on 2 July 2004 raised net proceeds of £229m. This sum was used to fund an initial payment of £250m in respect of the acquisition of F&C. The shares were issued at £1.35 each, which was the market price.

(ii) Following demutualisation in 2001, share and cash entitlements that were not claimed were placed into two trusts. On 9 July 2004 the trusts were wound up and 61.4m shares and £25m cash were transferred to the Company in exchange for it accepting liability for any future claims in respect of demutualisation entitlements (which must be made by 9 July 2013) and a commitment to endow the Friends Provident Foundation, a registered charity, with cash or shares to a value of £20m.

The Company has set up a provision of £10m, based on a best estimate, in respect of possible future claims from policyholders (which will only be paid out in cash). To satisfy the commitment to the Charitable Trust, 14.9m shares with a fair value of £20m (£1.35 a share) were transferred to the Friends Provident Foundation. The combined effect of these transactions resulted in an increase in the share premium of £15m.

The remaining 46.5m shares were designated as Treasury shares. These shares do not carry any voting rights or entitlement to dividends and are available for use to settle liabilities in respect of share options for employee share schemes, at which point they are redesignated as ordinary shares.

(iii) The allotment of 92.4m shares on 11 October 2004 represents the balance of consideration in respect of the acquisition of F&C. The shares had a fair value of £133m. The shares were allocated at the market price of £1.44 each.

21. Share capital and share premium continued

c. Options over 45,436,588 shares are outstanding under the Group's option schemes at 31 December 2004 as shown below:

	Number of shares	Option price pence per share	Exercise date
ShareSave 2001 (3 year)	447,179	180.00	1 Aug 2004
ShareSave 2001 (5 year)	417,314	180.00	1 Aug 2006
ShareSave 2002 (3 year)	2,608,411	107.76	1 Oct 2005
ShareSave 2002 (5 year)	3,178,683	107.76	1 Oct 2007
ShareSave 2003 (3 year)	1,008,557	108.54	1 Oct 2006
ShareSave 2003 (5 year)	542,176	108.54	1 Oct 2008
ShareSave 2004 (3 year)	1,104,193	102.47	1 Oct 2007
ShareSave 2004 (5 year)	816,601	102.47	1 Oct 2009
Executive Share Option Scheme 2002	5,486,374	195.00	14 Mar 2005
Executive Share Option Scheme 2003	18,773,145	71.00	17 Mar 2006
Executive Share Option Scheme 2003*	284,928	136.00	6 Aug 2006
Executive Share Option Scheme 2004	8,135,444	153.00	15 Mar 2007
Executive Share Option Scheme 2004*	1,494,299	127.00	12 Aug 2007
Long Term Incentive Plan 2002	255,768	10.00	14 Mar 2005
Long Term Incentive Plan 2003	777,817	10.00	17 Mar 2006
Long Term Incentive Plan 2003*	105,699	10.00	6 Aug 2006

* These options were granted to new executives after the original issue date.

A description of these schemes is contained in the Remuneration Report of the Board on pages 49 to 58.

Advantage has been taken of the exemption allowed in UITF17 (Employee share schemes) in respect of Inland Revenue approved SAYE schemes.

22. Profit and loss account

	Pension reserve £m	Other £m	Total £m
At 1 January 2004	(8)	355	347
Retained profit	(4)	31	27
Profit on deemed disposal of share in Asset Management business	–	47	47
Pension scheme loss	(7)	–	(7)
Deferred taxation on pension scheme loss	2	–	2
Adjustment in respect of intra-group goodwill	–	26	26
Exchange gains and other movements	–	4	4
At 31 December 2004	(17)	463	446

23. Parent company reserves

	Revaluation reserve £m	*Profit and loss account* £m	Total £m
At 1 January 2004	935	208	1,143
Profit for the financial year	–	117	117
Dividend	–	(152)	(152)
Revaluation of investments	125	–	125
Transfer between reserves	(31)	31	–
At 31 December 2004	1,029	204	1,233

In accordance with the Companies Act 1985, the directors have considered the valuation of all fixed assets and are satisfied that the aggregate value of all assets is not less than the book value as stated in the Company's balance sheet on page 67. Therefore, in accordance with the Companies Act 1985 Section 275, *certain losses on fixed assets have been treated as unrealised losses. In order to reflect this,* a transfer of £31m has been made to the profit and loss account from the revaluation reserve. In 2003 a transfer of £76m was made to the revaluation reserve from the profit and loss account.

24. Subordinated liabilities

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
9.125% Undated Subordinated Guaranteed Bonds (i)	**215**	215	**–**	–
6.875% Step-up Tier One Insurance Capital Securities (ii)	**297**	297	**297**	297
Other subordinated liabilities (iii)	**9**	–	**–**	–
	521	512	**297**	297

(i) On 18 November 1996 FP Finance PLC issued £215m of 9.125% Undated Subordinated Guaranteed Bonds guaranteed by Friends Provident Life Office ('FPLO'). Redemption is at the option of FP Finance PLC and is not generally allowable prior to 25 November 2006. *The Bonds were guaranteed on a subordinated basis by FPLO after the claims of FPLO's senior creditors, including all policyholder* liabilities. On 9 July 2001, under the demutualisation scheme, Friends Provident Life and Pensions Limited ('FPLP') replaced FPLO as the guarantor. The market value of the bonds at 31 December 2004 was £229m (2003: £232m).

(ii) On 21 November 2003, the Company issued £300m Step-up Tier One Insurance Capital Securities ('STICS') which will bear interest from 21 November 2003 to 20 November 2019 at a rate of 6.875%. The STICS have no maturity date but will be redeemable at the option of the Company on the 21 November 2019 and thereafter on the coupon payment date falling on or nearest to the successive fifth *anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the Holders at any time.*

The STICS are irrevocably guaranteed on a subordinated basis by FPLP. The guarantee is intended to provide Holders with rights against FPLP in respect of the guaranteed payments which are as nearly as possible equivalent to those which they would have had if the STICS had been directly issued preference shares of FPLP.

The STICS are carried at £297m being the £300m less capitalised issue costs of £3m. Interest is payable on the bonds in equal instalments semi-annually in arrears on 21 May and 21 November in each year. The market value of the STICS at 31 December 2004 amounted to £327m (2003: £313m).

(iii) Eureko B.V. issued a £9m subordinated loan to F&C Asset Management plc on 4 October 2004. The loan bears interest at 1.05% above 6 month London Inter Bank Offer Rate and is due to be repaid on 11 October 2009. Interest is payable 6 monthly.

25. Policyholder liabilities

a. Long-term business provision

	£m
At 1 January 2004	
Gross	18,646
Reinsurance	(100)
Net	18,546
Movement in year	
Gross	(114)
Reinsurance	(5)
Net	(119)
At 31 December 2004	
Gross	18,532
Reinsurance	(105)
Net	18,427

b. Technical provision for linked liabilities

	£m
At 1 January 2004	11,094
Movements in year	1,930
At 31 December 2004	13,024

26. Long-term business provision

The long-term business provision is calculated on the basis of recognised actuarial methods with due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written and the results are certified by the professionals undertaking the valuations.

Calculations are made on an individual policy basis, however where any global provisions are made these are calculated using statistical or mathematical methods. These results are expected to be approximately the same as if an individual liability was calculated for each long-term contract.

There is inherent uncertainty in estimating all technical provisions but notably in respect of Guaranteed Annuity Options, where the option will only be of value to the policyholder depending on the economic and assumed future mortality experience at the time of retirement.

The key area of uncertainty is interest rates. Where these are high at the time of retirement then market annuity rates will mean the value of the guarantee is reduced. Similarly, low interest rates will increase the value of the guarantee. Lesser areas of uncertainty relate to assumed mortality at the time of retirement and take up rates for tax free cash. Improving mortality experience increases the value of the guarantees while increasing take up of the tax-free cash option reduces the value of the guarantees since no cost arises in respect of those funds taken as tax-free cash.

The provision for Guaranteed Annuity Options was estimated using a deterministic scenario based on prudent assumptions and the resulting provision is significantly higher than that determined for the realistic balance sheet on a stochastic basis.

The long-term business provision is sensitive to the principal assumptions in respect of interest rates and mortality, although the relative sensitivity will vary depending on the class of long-term business.

26. Long-term business provision continued

The principal assumptions underlying the calculation of the long-term business provision are set out below:

	Valuation interest rates	
	31 Dec 2004 %	31 Dec 2003 %
Class of Business		
Life Fund:		
Conventional With Profit	**3.2**	3.2
Unitised With Profit	**3.2**	3.2
Unit-linked	**3.1**	3.3
Term assurance	**3.1**	3.3
Income protection	**3.9**	4.2
Pension business and annuity funds:		
With Profit deferred annuities for the self-employed	**4.2**	4.4
Deferred annuity under pension schemes:		
With Profit main series	**4.0**	4.1
With Profit UK Provident series	**4.3**	4.4
Unitised With Profit	**4.0**	4.1
Annuities in payment	**4.5**	4.7

Valuation interest rates have generally reduced over the year reflecting increased yields on underlying assets backing the liabilities. The changes in principal assumptions can be derived from the table above.

The long-term business provision is sensitive to the change in interest rates, falling as interest rates rise and rising as interest rates fall. The underlying assets are similarly sensitive and so the overall impact of any change is minimised. The exception is for with profit benefits where part of the underlying assets is invested in equities. These have increased in value over the year, independent of the movement in interest rates, causing an increase in the Fund for Future Appropriations.

For Conventional With Profits business reserves are calculated by carrying out cash flow projections on appropriate bases. These cash flow projections include allowance for future expenses, but exclude explicit allowance for future bonuses.

The provision for linked contracts is equal to the value of units. A non-unit liability, consisting mainly of sterling reserves, calculated by carrying out cash flow projections on appropriate bases, including allowance for future expenses, is included within The long-term business provision. The non-unit liability makes prudent allowance for the cessation of premiums where such cessation would require an increased reserve.

Accumulating With Profits business (main series with profits deferred annuities and unitised with profits business) is valued in a similar way to linked business and includes an allowance for surrender values.

The total cost of regular, interim and final bonuses attributable for the period ended 31 December 2004 was £244m (2003: £345m).

Cashable deferred annuities are valued at the greater of the value of the cash option or the annuity discounted at a rate based on the gilt futures curve (2003: 4.5%) per annum in payment. The interest rate underlying the calculation has been determined by reference to a portfolio of assets where the future cash flows match those arising from the guaranteed annuities. Where a guaranteed annuity option is more valuable than the cash equivalent, it is assumed that 5% to 44% (2003:15% to 23%) of the benefit is taken as tax-free cash, these rates being based on, but prudently below, recent experience.

Single premium income protection contracts have been valued as 90% of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

26. Long-term business provision continued

Allowance for future mortality and sickness has been made using standard published tables:

	2004 In deferment	2004 In payment	2003 In deferment	2003 In payment
Term assurances (i)	**70% TM92/75% TF92**	–	70% TM92/75% TF92	–
Other life assurances	**80% AM/AF80**	–	80% AM/F80	–
Unitised policies	**80% AM/AF80**	–	80% AM/F80	–
Individual deferred annuities	**35% AM/AF80**	**75% RM/FV92C2002** (ii)	35% AM/F80	75% RM/FV92C2002 (ii)
Group deferred annuities	**35% AM/AF80**	**95% RM/FA92C2002** (ii)	35% AM/F80	95% RM/FA92C2002 (ii)
Individual annuities in payment	**–**	**75% RM/FV92U2005** (iii)	–	75% RM/FV92U2004 (iii)
Group annuities in payment	**–**	**95% RM/FA92U2005** (iii)	–	95% RM/FA92U2004 (iii)

(i) Aggregate rates. Smokers and non-smokers are assumed to have higher and lower mortality and/or morbidity respectively.

(ii) Projected thereafter using average of CMI medium and long cohort (2003: CMI short cohort) per annum improvement factors for males and using standard CMI92 per annum improvement factors for females.

(iii) Plus additional 0.25% per annum and 0.5% per annum for individuals and group males only respectively from the valuation date onwards.

Income protection sickness rates are based on recent experience with a 10% margin for recoveries and a 16% margin for inceptions. Rates differentiate by smoker status. A 10% change in the inception rate changes reserves for in-force policies by the same amount. The impact overall on the long-term business provision of a 10% change in the inception rate is 0.3%, reflecting the relative size of income protection reserves to the total reserves.

27. Provisions for other risks and charges

	Note	Company £m	Group £m
Deferred taxation			
At 1 January 2004		–	15
Unwinding of discount		–	1
Charge in year		–	15
Increase in the deferred tax asset on the pension scheme netted off against the pension liability on note 10aii		–	2
At 31 December 2004		–	33
Vacant properties (i)			
At 1 January 2004		–	11
Charge in year		–	7
Utilised in year		–	(3)
At 31 December 2004		–	15
Endowment complaints (ii)	37		
At 1 January 2004		–	50
Charge in year		–	80
Utilised in year		–	(66)
At 31 December 2004		–	64
Review of past sales (iii)	37		
At 1 January 2004		–	–
Charge in year		–	22
Utilised in year		–	–
At 31 December 2004		–	22
Other (iv)			
At 1 January 2004		–	32
Charge in year		17	74
Utilised in year		–	(88)
At 31 December 2004		17	18
Total at 1 January 2004		–	108
Total at 31 December 2004		17	152

27. Provisions for other risks and charges continued

(i) The Group holds leases for a number of vacant and sub-let properties previously occupied by the Group. Provision has been made for the residual lease commitments and for other outgoings where significant, after taking account of existing and expected sub-tenant arrangements. The remaining terms of the leases are up to 12 years. Assumptions as to whether each leasehold property may be sub-let or assigned in the future have been made. The discount rate applied to expected future cash flows is 5%.

(ii) Provision has been made for complaints received by the Group, together with an estimate of complaints not yet received, in respect of the suitability of past sales of mortgage endowment policies. The provision is based on the estimated likely cost of settling such complaints, based on recent Group and industry experience. In addition to the accounting provision of £64m above, an actuarial reserve of £64m was held in the long-term business provision at 31 December 2004 in respect of endowment complaints (see note 37).

(iii) A review of some past sales by our direct sales force is being undertaken. A provision of £22m has been established to cover the expected costs of redress, including administrative costs, arising from this review. The provision has been established mainly in respect of inheritance tax planning policies (see note 37).

(iv) The Company provision of £17m includes £10m in respect of expected future claims on share entitlements not claimed following demutualisation (see note 21b). This provision also includes £7m in respect of losses in subsidiary undertakings.

28. Debenture loans

	2004 £m	2003 £m
Floating rate secured notes (i)	**377**	–
Loan notes (ii)	**8**	10
Other debenture loan (iii)	**–**	51
	385	61

(i) On 16 December 2004 Friends Provident Life and Pensions Limited ('FPLP') raised £380m of core regulatory capital in the form of Floating Rate Secured Notes through a securitisation of the cash flows expected to emerge from a book of life insurance policies. The total cost of funds is approximately 5.5% per annum. The first repayment of principal on the notes is due on 15 April 2006 and every year thereafter, dependent on the surplus emerging from the book of life insurance policies. For the purposes of the securitisation, two special purpose vehicles were established, namely Box Hill Life Finance plc and Box Hill Loan Finance Limited. Both companies have been treated as Group companies for the purposes of the consolidated accounts.

On 16 December 2004 Box Hill Life Finance plc issued two classes of Floating Rate Secured Notes totalling £380m. These were £280m Class A-1 Floating Rate Secured Notes due 15 April 2016 and £100m Class A-2 Floating Rate Secured Notes due 15 April 2019. The Notes benefit from a financial guarantee provided by Ambac Assurance UK. The Notes bear interest at a variable rate of 0.2% and 0.23% respectively above the 3 month London Inter Bank Offer Rate ('LIBOR'). The Floating Rate Secured Notes are carried at £377m being the £380m less capitalised issue costs of £3m. Interest is payable quarterly in arrears on 15 January, 15 April, 15 July and 15 October in each year.

Box Hill Life Finance plc and Box Hill Life Finance Limited have been treated as quasi-subsidiaries under Financial Reporting Standard 5. The combined income, expenses and cashflows of these companies are immaterial to the Group. The summarised combined balance sheet at 31 December 2004 is set out below:

	2004 £m
Investments	**14**
Current assets – amounts due from group undertakings	**382**
Current liabilities – amounts due to group undertakings	**(16)**
Net current assets	**366**
Total assets less current liabilities	**380**
Creditors due after more than one year (Floating Rate Secured Note)	**(380)**
Net assets	**–**
Capital and reserves	**–**

(ii) The Loan Notes issued by FP Business Holdings Limited were transferred on 13 April 2004 to Friends Provident Investment Holdings plc ('FPIH'). They remain fully paid and are guaranteed by FPLP. The Loan Notes are repayable at par in the year 2006 and may be redeemed at the holders request on set dates in any year until 2006. FPIH may redeem the Loan Notes if 75% or more of the Loan Notes have been redeemed. As at 31 December 2004 76% of the Loan Notes had been redeemed. The Loan Notes bear interest at a variable rate of 0.5% below London Inter Bank Offer Rate ('LIBOR').

(iii) The Other debenture loan was repaid in November 2004.

29. Convertible bonds

On 11 December 2002, the Company issued £290m 5.25% convertible bonds due 2007 which are convertible at the option of the holder to ordinary shares at any time on or after 21 January 2003 and up to 5 December 2007. The number of ordinary shares to be issued on conversion will be determined by dividing the principal amount of the relevant bonds by the conversion price in effect on the relevant conversion date. The initial conversion price is £1.71 per ordinary share. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 11 December 2007 at their principal amount.

The Company may, at its option, redeem all (but not some) of the bonds outstanding at any time on or after 27 December 2005 and up to the final maturity date of 11 December 2007 if certain conditions are met.

The Company may deliver a cash amount as an alternative to issuing ordinary shares upon either conversion or redemption.

The convertible bonds are carried at £286m being £290m less capitalised issue costs of £4m. Interest is payable on the bonds in equal instalments semi-annually in arrears on 11 June and 11 December in each year.

The market value of the convertible bonds at 31 December 2004 amounted to £314m (2003: £302m).

30. Amounts owed to credit institutions

	2004 £m	2003 £m
Bank overdrafts	**46**	46

31. Total borrowings

Total borrowings are repayable as follows:

	2004 £m	2003 £m
Within one year or on demand	**54**	107
Between one and two years	**215**	–
Between two and five years	**286**	500
In more than 5 years	**674**	297
	1,229	904

32. Other creditors including taxation and social security

	2004 £m	2003 £m
Taxation	**128**	25
Investments purchased for subsequent settlement	**–**	28
Other creditors	**116**	64
Proposed dividend	**102**	84
	346	201

All other creditors are repayable within a period of one year.

33. Cash flow statement

a. Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	2004 £m	2003 £m
Profit on ordinary activities before tax	**256**	260
Investment income	**(44)**	(36)
Interest payable	**51**	32
Adjustments for non-cash items:		
Shareholder realised and unrealised investment (gains)/losses	**(8)**	(50)
Amortisation of goodwill	**37**	30
Depreciation of tangible fixed assets	**17**	19
Loss on sale of fixed assets	**1**	2
Profits relating to long-term business	**(240)**	(184)
Net cash (paid)/received to/from long-term business	**16**	(122)
Allocated investment return	**(31)**	(43)
Current service cost of pension scheme	**8**	17
Expected return on net pension asset	**(8)**	(5)
Movements in other assets/liabilities	**(74)**	(60)
Net cash outflow from operating activities	**(19)**	(140)

b. Movement in opening and closing portfolio investments, net of financing

	2004 £m
Increase in cash holdings	**97**
Decrease in portfolio investments	**(193)**
Decrease in borrowings	**50**
Movement arising from cash flows	**(46)**
Movement arising in long-term business	**513**
Debt acquired with subsidiary	**(9)**
Changes in market value and exchange rate effects	**14**
Other changes	**(2)**
Total movements in portfolio investments, net of financing	**470**
Portfolio investments, net of financing at beginning of year	**19,656**
Portfolio investments, net of financing at end of year	**20,126**

c. Portfolio investments

	2004 £m	2003 £m
Purchase of portfolio investments		
Land and buildings	**4**	2
Shares and other variable yield securities	**12**	101
Loans, debt securities and other fixed income securities	**782**	1,575
	798	1,678
Sale of portfolio investments		
Shares and other variable yield securities	**(31)**	(221)
Loans, debt securities and other fixed income securities	**(901)**	(1,155)
	(932)	(1,376)
Net (decrease) in deposits with credit institutions	**(59)**	(407)
Movements in portfolio investments arising from cash flows	**(193)**	(105)

33. Cash flow statement continued

d. Movement in cash, portfolio investments and financing

	1 January 2004 £m	Changes in long-term business £m	Cash flow £m	Acquired with subsidiary £m	Changes to market values and currency £m	Other changes £m	31 December 2004 £m
Net cash at bank and in hand	156	25	97	–	–	–	278
Portfolio Investments							
Land and buildings	1,243	(99)	4	–	–	(2)	1,146
Shares and other variable yield securities	4,969	250	(19)	–	8	1	5,209
Loans, debt securities and other fixed income securities	13,185	169	(119)	–	5	–	13,240
Participation in investment pools	291	(29)	–	–	–	–	262
Loans secured by mortgages	4	(3)	–	–	–	–	1
Other loans	3	–	–	–	–	–	3
Deposits with credit institutions	522	598	(59)	–	–	–	1,061
Other	187	(23)	–	–	–	–	164
Financing							
Debenture loans	(61)	(375)	50	–	1	–	(385)
Convertible bonds	(285)	–	–	–	–	(1)	(286)
Subordinated liabilities	(512)	–	–	(9)	–	–	(521)
Amounts owed to credit institutions	(46)	–	–	–	–	–	(46)
	19,656	513	(46)	(9)	14	(2)	20,126

e. Analysis of cash flows on acquisition of subsidiary undertakings

	£m
Net cash/overdrafts acquired with subsidiary undertakings	133
Portfolio investments acquired with subsidiary undertakings	–
Financing acquired with subsidiary undertakings	(9)
Net pension liability	(5)
Other net assets acquired	(38)
	81
Less minority interest of net assets acquired	(40)
Goodwill arising on acquisitions	415
Issue of 92.4m ordinary shares in the Company	(133)
Reduction in the Company's holding in ISIS	(55)
Estimate of further consideration to be paid by F&C	(8)
Acquisition costs	(10)
Satisfied by cash consideration	250

f. Non-cash transactions

The acquisition of F&C Group (Holdings) Limited was partly funded by the issue of shares (see note 34).

34. Acquisition

On 11 October 2004 the Company acquired, through ISIS Asset Management plc ('ISIS'), its principal Asset Management subsidiary, F&C (Group) Holdings Limited ('F&C') and its subsidiaries ('F&C Group') from Eureko B.V. for a consideration of £456m.

The F&C Group is predominantly a European-wide asset management business. The business combination is being accounted for as an acquisition. On the completion date of 11 October 2004, ISIS was re-named F&C Asset Management plc.

(i) Consideration

The consideration was satisfied by cash of £250m and the issue of 92.4 million shares in the Company to Eureko B.V. at a fair value of £133m.

The Company's interest in the ordinary shares of ISIS fell from 67% to 51% following the issue of 331 million new ordinary shares by ISIS, 145 million of which were issued to the Company. The remainder of these shares were issued to Eureko B.V. and F&C management. This gives rise to a deemed disposal of a stake in ISIS by the Company for which the consideration was £55m, calculated as the fair value of the holding deemed to have been disposed of. A profit of £47m arose on the deemed disposal.

Under the terms of the sale and purchase agreement, F&C Asset Management plc is entitled to receive net assets of at least £66m. However, an estimated £16m in further consideration is outstanding on the acquisition as the provisional fair value of the net assets acquired is £81m. The consideration paid by the Company includes its share of the further consideration accrued. The final consideration settlement will be paid following agreement of the completion accounts.

Acquisition costs include the Company's share of £13m of expenses incurred by ISIS in connection with the acquisition and the Company's own costs of £3m.

Prior to completion the Company subscribed to £0.4m of new preference shares, enabling the Company to maintain its existing proportionate holding of the nominal share capital in ISIS following completion.

(ii) The following table summarises the assets and liabilities acquired:

	Book value on acquisition £m	Accounting policy alignment £m	Provisional fair value adjustments £m	Provisional fair value on acquisition £m
Tangible fixed assets	4	–	–	4
Investments	1	–	–	1
Debtors: due within one year	60	–	(3)	57
Deferred tax asset	15	2	1	18
Cash and short-term deposits	133	–	–	133
Creditors: amounts falling due within one year	(112)	1	(1)	(112)
Creditors: amounts falling due after one year	(9)	–	–	(9)
Provision for liabilities and charges	(2)	–	–	(2)
Deferred income (outwith one year)	(4)	–	–	(4)
Pension deficit	–	(3)	(2)	(5)
	86	–	(5)	81
Minority interest				(40)
Share of net assets				41
Goodwill arising on acquisition (provisional)				415
				456
Discharged by:				
Issue of 92.4m ordinary shares in the Company				133
Cash				250
Reduction in the Company's holding in ISIS				55
Estimate of further consideration to be paid by F&C				8
Acquisition costs				10
Total consideration				456

The provisional goodwill arising on the acquisition has been capitalised and is being amortised over 10 and 20 years, in accordance with its estimated useful life.

The directors of F&C consider the fair values of the net assets to be provisional until the F&C Group completion accounts review process has been completed. In the meantime, the adjustments reflect the directors' best estimates of fair value adjustments to the net assets of the acquired companies.

34. Acquisition continued

(iii) The following specific adjustments have been made to reflect the fair value of assets acquired on acquisition:

(a) The defined benefit pension liabilities of the F&C Group have been adjusted to reflect the market value at completion.

(b) The fair values of the defined benefit pension liabilities have been amended to reflect the FRS17 assumptions adopted by the group.

(c) Debtors have been reduced to their estimated realisable value to reflect that doubt exists as to the recoverability of certain balances.

(d) The increase in creditors reflects obligations of the acquired entities which are considered to exist as at 11 October 2004, but which are not reflected in the completion accounts.

(e) Taxation adjustments have been made to the balances on acquisition to reflect the taxation effect of the non-technical fair value adjustments.

(iv) *Since the date of acquisition, operating exceptional costs of £18m have been incurred in integrating, rationalising and reorganising* the business.

35. Provision for pension transfers and opt-outs

In accordance with guidance issued by the Financial Services Authority ('FSA') and the Personal Investment Authority, FPLP, Friends Provident Life Assurance Limited and Friends Provident Pensions Limited have reviewed the appropriateness of advice given to policyholders who *effected personal pension contracts after* 1988.

These reviews have now been substantially completed. A provision of £13m (2003: £27m) remains within the long-term business provision in respect of outstanding redress and associated costs. During 2004, £13m of the provision has been released, which together with recoveries of £3m has been credited to operating exceptional items (see note 8iii).

36. Financial commitments

a. Capital expenditure for which provision has not been made in the financial statements of the Group is estimated as follows (Company: £Nil):

	Property 2004 £m	Other 2004 £m	Property 2003 £m	Other 2003 £m
Contracted for	**35.9**	**0.3**	0.5	0.6

b. The Group had annual commitments under non-cancellable operating leases for which no provision had been made in the financial statements, as follows (Company: £Nil):

	Land and buildings 2004 £m	Other 2004 £m	Land and buildings 2003 £m	Other 2003 £m
Operating leases which expire:				
within one year	**1.7**	**2.6**	1.1	2.5
in the second to fifth years inclusive	**0.9**	**0.3**	0.7	–
after five years	**13.0**	**–**	8.2	–
	15.6	**2.9**	10.0	2.5

c. Obligations under finance leases for the Group fall due (Company: £Nil):

	2004 £m	2003 £m
within one year	**0.1**	–
in the second to fifth years inclusive	**–**	0.5

Commitments under non-cancellable leases represent £0.1m of obligations under finance leases.

37. Contingent liabilities

Past sales

During 2004 there has been a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at the latest estimate of the likely costs of settling such complaints. In addition, a provision has been established for potential liabilities in respect of inheritance tax planning policies. Future regulatory actions or statements could change the estimated costs. The impact of such potential future actions cannot be estimated with reliability (see note 27).

The FSA and other regulatory bodies may wish, in future, to examine the suitability of past sales of other products which could affect Friends Provident and the industry in general. The directors of FPLP also conduct ongoing reviews of such products. As a result, it is possible that additional unprovided liabilities could arise.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgments, future economic conditions or other unforeseen events may impact ultimate settlements made.

VAT

In a current UK VAT Tribunal appeal, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this appeal were successful at the higher UK or European courts, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. At present, the directors of F&C Asset Management plc are not able to judge the likelihood that the VAT Tribunal appeal will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore are not able to quantify the potential liability.

F&C acquisition

In December 2000, when Eureko B.V. acquired F&C Group (Holdings) Limited, approximately 73 per cent of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, was held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko B.V. was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that a third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could, as set out below, have a material adverse effect on the F&C Asset Management Group's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C Asset Management plc have been informed that Eureko B.V. has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko B.V.) to F&C Asset Management plc in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432m.

38. Directors' shareholdings

The interests of directors, their spouses and children under the age of eighteen in the shares of the Company and its subsidiary, F&C Asset Management plc, are shown below:

	F&C Asset Management plc			Friends Provident plc		
	Ordinary shares of 0.1 pence			Ordinary shares of 10 pence		
	shares acquired after 31 December 2004***	31 December 2004	1 January 2004*	shares acquired after 31 December 2004***	31 December 2004	1 January 2004*
Executive						
G.K. Aslet**	–	**2,163**	–	80	**16,203**	15,137
H. Carter	153	**43,364**	42,850	–	**24,560**	24,560
A.R.G. Gunn	–	**–**	–	231	**37,913**	36,847
P.W. Moore	–	**2,163**	–	–	**1,332**	1,332
K. Satchell	–	**14,326**	10,000	231	**62,668**	61,602
B.W. Sweetland	–	**13,651**	5,000	231	**95,433**	94,367
Non-Executive						
A.J. Carnwath	–	**8,651**	–	–	**10,000**	–
C.M. Jemmett	–	**23,065**	14,414	–	**2,655**	2,655
Lady Judge	–	**–**	–	–	**17,865**	17,865
R. King	–	**–**	–	–	**–**	–
Lord MacGregor	–	**–**	–	–	**13,849**	13,849
A.A. Montague	–	**5,781**	5,781	–	**–**	–
D.K. Newbigging	–	**21,630**	–	–	**100,868**	100,868

* Or date of appointment if later.

** G.K. Aslet resigned as a director on 31 December 2004.

*** Changes to directors' interests during the period 1 January 2005 to 17 March 2005 have been reported to the Company. They relate to shares acquired through the Share Incentive Plans (see details on page 51).

39. Related party transactions

In the ordinary course of business the Company and its subsidiary undertakings carry out transactions with related parties, as defined by Financial Reporting Standard 8 (Related party transactions). Material transactions for the year are set out below.

a. Key management, which includes their close family and undertakings controlled by them, had various transactions with the Group during the period. Key management consists of all directors and executive management of the Group.

In aggregate these were as set out below:

	2004 £000	2003 £000
Payments during the year by key management in respect of policies and investments issued or managed by the Group:		
Regular payments	**144**	359
Single payments	**170**	147
Payments during the year by the Group to key management in respect of such policies and investments	**120**	47

All these transactions were completed on terms which were no better than those available to staff.

Sir David Kinloch's fees as chairman of F&C Asset Management plc for the year to 31 December 2004 amounted to £57,000 (2003: £68,000). These fees were paid to Caledonia Investments plc.

Fees payable to B.W. Sweetland and K. Satchell for their services as non-executive directors of F&C Asset Management plc are paid to Friends Provident Management Services Limited ('FPMS'). During the year to 31 December 2004 £52,000 (2003: £57,000) was paid in total in respect of both directors.

Fees payable for the period to 30 June 2004 amounting to £13,600 (Full Year 2003: £25,000) in respect of the services of B.W. Sweetland as a director of Benchmark Group Plc were paid to FPMS. B.W. Sweetland resigned as a director of Benchmark Group plc on 9 July 2004. In addition there were other incidental transactions with key management, which are not considered material.

b. Transactions with F&C Asset Management plc ('F&C') and its subsidiaries during the year are as follows:

	Total invoiced and accrued during the year 2004 £000	Outstanding at 31 December 2004 £000	Total invoiced and accrued during the year 2003 £000	Outstanding at 31 December 2003 £000
Shared service invoices billed and accrued by FPMS to F&C during the year	**841**	**58**	689	6
Administration services billed and accrued by FPMS to F&C	**1,296**	**381**	3,023	493
Management fees invoiced by subsidiaries of F&C to the Company and certain subsidiaries and long-term business funds during the year	**35,430**	**534**	30,248	4,197
Other recharges from F&C during the year	**205**	**(339)**	1,182	117
Other recharges to F&C during the year	**58**	**–**	1,478	–

Shared services agreement

FPMS, under a shared service agreement with F&C, has provided investment accounting, information technology and professional services in respect of segregated fund clients of the FP Asset Management Group. These services are charged for at an hourly rate equal to 125% of 150% of the relevant prevailing annual direct staff costs divided by 1,750.

FPMS also provided services reasonably required by F&C at cost. FPMS made available to F&C the use of software either owned by it or licensed to it. F&C pay an agreed pro rata cost for the software and a system charge, together with a proportion of the initial costs of any new software. Fees are paid monthly in arrears. The Shared Services Agreement is terminable on six months' written notice by either party.

Administration services agreements

FPMS, under an administration services agreement with subsidiaries of F&C, provide investment accounting, information technology, administration and professional services for the managed pension fund. The administration service agreement with FPMS is terminable on six months' written notice by either party.

Management fees

Under various management agreements, subsidiaries of F&C manage the investment of funds on behalf of the Company and certain subsidiaries in return for fees calculated at commercial rates.

Other recharges

Other recharges includes charges made to or from the F&C group for premises, staff costs and other related expenditure.

39. Related party transactions continued

Loans

On 30 May 2002 Friends Provident Life and Pensions Limited ('FPLP') granted a loan facility of £180m to F&C Treasury Limited ('F&CT'), a subsidiary of F&C. The loan was drawn down on 28 June 2002. Interest on the loan is payable every six months at the 4.5 year SWAP rate plus 0.575% per annum. The loan is due to be repaid in full on 1 November 2006.

On 30 May 2002 Friends Provident plc granted a revolving credit facility of £50m to F&CT. The loan may be drawn down in tranches of £5m and interest is payable quarterly at LIBOR plus 0.6% per annum. The daily undrawn and uncancelled amount of the facility has a commitment fee payable at the rate of 0.3% per annum. The facility will terminate on 29 May 2007, or earlier if notice of termination is given by F&CT and the outstanding element of the loan is reduced to £Nil. The amount drawn down at 31 December 2004 was £5m (2003: £15m).

On 11 October 2004 FPLP granted a subordinated loan of £25m to F&C Asset Management plc. The loan was drawn down on that day. Interest on the loan is payable every six months at a rate equal to LIBOR plus 1.05% per annum. The loan is due to be repaid on 12 October 2009, but the borrower may elect to repay earlier if certain conditions are met.

c. Pension schemes

The Friends Provident Pension Scheme had investments at 31 December 2004 of £629m (2003: £600m) in funds managed by F&C.

d. Transactions with long-term business fund

FPMS provides management services to subsidiaries of Friends Provident plc which are engaged in long-term insurance business. The total management charges during the year to 31 December were as follows:

	2004 £m	2003 £m
Friends Provident Life and Pensions Limited	**165**	207
Friends Provident Pensions Limited	**79**	91
Friends Provident Life Assurance Limited	**65**	4
Friends Provident International Limited	**2**	2

40. Post balance sheet event

The Company acquired Lombard International Assurance S.A. ('Lombard') on 11 January 2005.

Consideration structure

The consideration structure comprises a €265m (£187m) initial payment, funded through a new issue of FP shares to Lombard shareholders. Subsequent payments are variable based on Lombard's performance ("earn-out payments"). This structure is designed to achieve an aggregate payment which fairly reflects the longer term performance of Lombard, while providing an incentive for Lombard's management team to continue the business' strong growth. Under a reasonable range of performance scenarios, the implied multiple of achieved operating profit after tax that FP would pay, in aggregate consideration, is approximately six times.

The earn-out payments that are payable in respect of each of 2004, 2005 and 2006 are dependent on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. Earn-out payments will be paid in cash or FP shares, at FP's option.

The payments to be made in respect of 2004 and 2005 will be capped at €90m (£62m) and €85m (£59m) respectively with any excess combined with the final potential payment in respect of the 2006 year.

The table below illustrates the schedule of payments to Lombard under two scenarios over the earn-out period: (a) average compound growth rate (ACGR) in new business profits of 5% and (b) ACGR in new business profits of 25%.

	(a)		(b)	
New business profits ACGR (2003-2006)	€m	£m	€m	£m
Initial payment	265	187	265	187
2004 earn-out payment	33	23	80	55
2005 earn-out payment	15	10	74	51
2006 earn-out payment	–	–	71	49
Total consideration	313	220	490	342

The total consideration will be capped at the lowest of:

(i) €600m (£414m);

(ii) 1.4 times 2006 year-end embedded value; and

(iii) the aggregate of 2006 year-end embedded value and 2.0 times 2006 new business profits after tax and solvency margin.

40. Post balance sheet event continued

All the earn-out payments will be calculated using a fixed set of economic assumptions such that the consideration structure is dependent principally on Lombard's operating performance.

The initial payment sterling equivalent was determined from actual currency translation values. All other amounts in sterling are translated at euro/sterling rate of 1.45 for illustrative purposes.

Management and integration

Lombard will continue to be run by its current management team and continue to be incentivised through its own executive share incentive plan. In addition, it will continue to operate under its own brand, reflecting its strong recognition among its distribution partners and clients.

41. Principal group undertakings

Principal subsidiary and associated undertakings of the Group as at 31 December 2004 are shown below. All of the subsidiaries are included in the consolidated financial statements.

Unless otherwise stated they are undertakings incorporated in Great Britain and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

	% held
Life & Pensions Business	
Holding Companies	
Friends Provident Investment Holdings plc (i)	
Ordinary shares 'A'	100
Ordinary shares 'B'	100
FP Group Limited	100
London and Manchester Group Limited *	100
Life Assurance and Pensions	
Friends Provident Life and Pensions Limited *	100
Friends Provident Life Assurance Limited	100
Friends Provident Pensions Limited	100
Friends Provident International Limited (ii)	100
Reinsurance Services	
Friends Provident Reinsurance Services Limited	100
Financial Services	
Friends Milestones Limited	100
Friends Provident Marketing Limited	100
Pan European Insurance	
European Alliance Partners Company A.G. (associated undertaking) (iii)	14.29
Management Services	
Friends Provident Management Services Limited *	100
Finance Company	
FP Finance PLC	100
Trustee Company	
Friends Provident Pension Scheme Trustees Limited	100
Property Company	
London Capital Holdings Limited	
Ordinary shares	100
Deferred shares	100

(i) Company was re-registered as a public company on 9 March 2004.

(ii) Incorporated in the Isle of Man.

(iii) Incorporated in Switzerland.

* Held directly by Friends Provident plc (all other companies are held indirectly)

41. Principal group undertakings continued

	% held
Asset Management Business	
F&C Asset Management plc *	
Ordinary shares	51.24
Variable rate cumulative preference shares	100
F&C Managed Pension Funds Limited	51.24
Friends' Provident Unit Trust Managers Limited	51.24
ISIS Investment Management Limited	51.24
F&C Fund Management Limited	51.24
F&C Portugal SA (i)	51.24
F&C Ireland Limited (ii)	51.24
F&C Netherlands B.V. (iii)	51.24
F&C Management Limited	51.24
F&C Investment Services Limited	51.24
F&C Property Investment Management Limited	51.24
F&C Unit Management Limited	51.24
F&C Management (Jersey) Limited (iv)	51.24
F&C Emerging Markets Limited	51.24
F&C Property Services Limited	51.24
ISIS Investment Trusts Business Limited	51.24
ISIS Equity Partners plc	51.24
Baronsmead Ventures Limited	51.24
I&S (Japan) KK (v)	51.24
F&C Investment Manager plc	51.24
F&C Asset Managers Limited	51.24

(i) Incorporated in Portugal

(ii) Incorporated in Ireland

(iii) Incorporated in The Netherlands

(iv) Incorporated in Jersey

(v) Incorporated in Japan

* Held directly by Friends Provident plc (all other companies are held indirectly)

Achieved Profit Supplementary Information

Statement of Directors' Responsibilities in relation to the achieved profits supplementary information

The Guidance issued in December 2001 by The Association of British Insurers entitled 'Supplementary reporting for long term insurance business (the achieved profits method)' ('the Guidance') requires the directors to prepare supplementary information presented under the achieved profits method in accordance with the Guidance.

In preparing the achieved profits supplementary information, the directors are required to:

- select suitable methodologies and then apply them consistently;
- determine assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then apply them consistently;
- state whether applicable accounting standards have been followed in relation to the residual assets, subject to any material departures disclosed and explained in the supplementary information; and
- prepare the supplementary information on the going concern basis unless it is inappropriate to presume that the company will continue in business.

Independent Auditors' Report to Friends Provident plc on the achieved profits supplementary information

Introduction

We have audited the supplementary information on pages 108 to 115 in respect of the year ended 31 December 2004. The supplementary information has been prepared in accordance with the guidance issued in December 2001 by The Association of British Insurers entitled 'Supplementary reporting for long-term insurance business (the achieved profits method)' ('the Guidance') using the methodology and assumptions set out on pages 108 to 115. The supplementary information should be read in conjunction with the primary financial statements which are on pages 60 to 106.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described above, the directors' responsibilities include preparing the supplementary information on the achieved profits basis in accordance with the Guidance issued by the Association of British Insurers. Our responsibilities, as independent auditors, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the Guidance using the methodology and assumptions set out on pages 108 to 115. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the achieved profits supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the achieved profits supplementary information for the year ended 31 December 2004 has been properly prepared in accordance with the Guidance using the methodology and assumptions set out on pages 108 to 115.

KPMG Audit Plc
Chartered Accountants
London
17 March 2005

Summary consolidated profit and loss account on an achieved profit basis

For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Operating profit			
Life & Pensions achieved operating profit	3	**320**	248
Asset Management	4	**40**	26
Expected return on net pension liability		**8**	5
Expected return on corporate net assets	5	**(14)**	(3)
Corporate costs		**(10)**	(10)
Operating profit before amortisation of goodwill, operating exceptional items and tax		**344**	266
Operating exceptional items	6	**(52)**	(22)
Amortisation of Asset Management goodwill		**(25)**	(17)
Operating profit on ordinary activities before tax		**267**	227
Investment return variances		**191**	137
Effect of economic assumption changes	7	**(94)**	(82)
Profit on ordinary activities before tax		**364**	282
Tax on operating profit before amortisation of goodwill and operating exceptional items		**(99)**	(82)
Tax charge on items excluded from operating profit before amortisation of goodwill and operating exceptional items		**(13)**	(10)
Profit on ordinary activities after tax		**252**	190
Equity minority interests		**2**	4
Profit after tax attributable to equity shareholders		**254**	194
Dividend		**(152)**	(127)
Retained profit for the financial year		**102**	67
Earnings per share on an achieved profit basis	8		
Based on profit after tax attributable to equity shareholders – basic		**14.0p**	11.3p
– diluted		**14.0p**	11.2p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		**12.9p**	10.4p
Dividend per share – interim		**2.55p**	2.50p
– final		**5.00p**	4.90p
– total		**7.55p**	7.40p

Consolidated statement of total recognised gains and losses on an achieved profit basis

For the year ended 31 December 2004

	2004 £m	2003 £m
Profit after tax attributable to equity shareholders	**254**	194
Pension scheme (losses)/gains	**(7)**	27
Deferred taxation on pension scheme (losses)/gains	**2**	(8)
Profit on deemed disposal of share in Asset Management business	**47**	–
Foreign exchange gains and other movements	**4**	–
Total recognised gains arising in the year	**300**	213

Life & Pensions achieved profit

For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Contribution from new business	3a	**83**	80
Cost of solvency capital and pension service charge		**(21)**	(19)
Contribution from new business attributable to shareholders	3a	**62**	61
(after the cost of solvency capital and pension service charge)			
Profit from existing business	3b		
– expected return		**158**	134
– experience variances		**2**	(23)
– operating assumption changes		**(9)**	(11)
Development costs	3c	**(15)**	(23)
Expected return on shareholders' net assets within the Life & Pensions business	5b	**122**	110
Life & Pensions achieved operating profit before operating exceptional items and tax		**320**	248
Operating exceptional items	6	**(33)**	(10)
Life & Pensions achieved operating profit before tax		**287**	238
Investment return variances		**197**	140
Effect of economic assumption changes	7	**(94)**	(82)
Life & Pensions achieved profit before tax		**390**	296
Attributed tax charge		**(117)**	(88)
Life & Pensions achieved profit after tax		**273**	208

Summary balance sheet on an achieved profit basis

At 31 December 2004

	2004 £m	2003 As restated (i) £m
Life & Pensions – long-term funds	**629**	773
Life & Pensions – shareholder funds	**654**	662
Life & Pensions net assets (ii)	**1,283**	1,435
Corporate net liabilities	**(275)**	(275)
Shareholders' invested net assets	**1,008**	1,160
Attributable net asset value of Asset Management business (including goodwill) (iii), (iv)	**462**	16
Net pension liability of FPPS (iv)	**(4)**	(3)
Shareholders' net worth	**1,466**	1,173
Value of in-force Life & Pensions business	**1,613**	1,352
Shareholders' net assets on an achieved profit basis	**3,079**	2,525
Called up share capital	**199**	172
Share premium account	**1,799**	1,446
Achieved profit reserves	**1,081**	907
Shareholders' funds on an achieved profit basis	**3,079**	2,525

(i) The attributable net asset value of Asset Management business as at 31 December 2003 has been restated in respect of the carrying value of goodwill.

(ii) Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in non profit funds less any statutory deficit in the FPLP With Profits Fund, amounted to £1,090m (31 December 2003: £1,291m).

(iii) The attributable net asset value of Asset Management business includes goodwill of £515m at 31 December 2004 (31 December 2003: £126m).

(iv) The attributable net asset value of Asset Management business includes the value of the net pension liability of that business on a Financial Reporting Standard 17 (Retirement benefits) ('FRS 17') basis and is net of related deferred taxation. The net pension liability of Friends Provident Pension Scheme ('FPPS') is stated on a FRS17 basis and is net of related deferred taxation.

Reconciliation of movements in shareholders' funds on an achieved profit basis

For the year ended 31 December 2004

	2004 £m	2003 Restated (i) £m
Consolidated recognised gains arising in the period including Life & Pensions business on an achieved profit basis	**300**	213
Fair value adjustment to Asset Management goodwill, net of minority interests	**–**	(6)
Adjustment in respect of intra-group goodwill	**26**	–
Dividend	**(152)**	(127)
Increase in achieved profit reserves in the period	**174**	80
Issue of shares	**365**	–
Movements in respect of unclaimed shares issued on demutualisation	**15**	–
Net additions to shareholders' funds	**554**	80
Shareholders' funds at beginning of period	**2,525**	2,445
Shareholders' funds at end of period	**3,079**	2,525

(i) Opening shareholders' funds have been restated in respect of the carrying value of goodwill.

Pro forma embedded value

As at 31 December 2004

Assets held outside the Life & Pensions business are reported using the MSS basis of accounting. A pro forma adjustment to include the listed Asset Management business at market value is shown in the table below:

Pro forma adjustment to bring listed subsidiary to market value:	2004 £m	2003 Restated (i) £m
Shareholders' funds on an achieved profit basis	**3,079**	2,525
Adjustment of the value of the listed Asset Management business to market value	**147**	237
Pro forma embedded value	**3,226**	2,762

(i) Opening shareholders' funds have been restated in respect of the carrying value of goodwill.

1. Achieved profit results

The achieved profit results were approved by the Board of Directors on 17 March 2005.

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with the modified statutory solvency ('MSS') basis for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The achieved profit results have been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by The Association of British Insurers in December 2001.

The guidance aims to provide an appropriate method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits, as this closely resembles the effective rate.

Shareholders' funds on an achieved profit basis provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. They comprise the sum of shareholders' net worth and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders. The value of existing business is the present value of the projected stream of future after tax distributable profit available to shareholders from the existing business at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

Shareholders' funds on an achieved profit basis for the Friends Provident Group consists of the following:

(i) Life & Pensions net assets;
(ii) the Group's share of its investment in the Asset Management business valued on a modified statutory solvency basis;
(iii) corporate net liabilities;
(iv) the net pension liability of FPPS on an FRS17 basis (net of deferred tax); and
(v) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

In addition, a pro forma embedded value has been reported showing shareholders' funds on an achieved profit basis adjusted to include the Asset Management listed subsidiary at market value.

3. Life & Pensions achieved operating profit

a. Contribution from new business

The contribution from new business for the year ended 31 December 2004 is calculated using economic assumptions at the beginning of the year. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £84m for the year ended 31 December 2004.

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

b. Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force with profits business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The proportion of surplus allocated to shareholders on conventional with profits business has been assumed to be 10%.

c. Development costs

Development costs represent investment in developing advanced electronic trading systems, e-commerce related activities, and service automation and improvement.

4. Asset Management

Asset Management is treated as a separate business segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £11m for the year ended 31 December 2004, is included within Asset Management operating profit (2003: approximately £7m).

5. Expected return on shareholders' net assets

a. Expected return on corporate net assets

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

b. Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

6. Operating exceptional items

Operating exceptional items borne by shareholders are:

	2004 £m	2003 £m
Closure of Direct Sales operation (i) (v)	**2**	14
Life & Pensions integration costs (ii) (v)	**9**	9
Provision/(release of provision) for misselling/complaints (iii) (v)	**14**	(14)
Asset Management integration costs (iv)	**19**	12
Gross up for shareholder tax (v)	**8**	1
	52	22

(i) The charge of £2m for 2004 represents the expenses relating to the reorganisation of the Appointed Representatives sales channel. Expenses in 2003 relate to the closure of the direct sales operation (First Call).

(ii) Operating exceptional costs of £9m (2003: £7m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited in August 2002.

(iii) A total of £30m (2003: £6m) has been charged in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews. This is off-set by a credit of £16m (2003: £20m) in respect of the review conducted into pension transfers and opt-outs.

(iv) Asset Management integration costs include £18m (2003: £Nil) which were incurred in integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited. 2003 costs of £12m relate to the acquisition of Royal & SunAlliance Investments in 2002.

(v) Included within Life & Pensions operating exceptional items totalling £33m.

7. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

8. Earnings per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the profit after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	2004		2003	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to equity shareholders	**254**	**14.0**	194	11.3
Investment return variances	**(191)**	**(10.6)**	(137)	(8.0)
Effect of economic assumption changes	**94**	**5.2**	82	4.8
Amortisation of Asset Management goodwill	**25**	**1.4**	17	1.0
Operating exceptional items	**52**	**2.8**	22	1.3
Tax charge on items excluded from operating profit before amortisation of goodwill and operating exceptional items	**13**	**0.8**	10	0.6
Minority interest in operating exceptional items, goodwill amortisation and tax	**(13)**	**(0.7)**	(9)	(0.6)
Operating profit before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders	**234**	**12.9**	179	10.4
Weighted average number of shares for the financial year (millions)		**1,808**		1,722

b. Diluted earnings per share

	2004			2003		
	Earnings £m	Weighted average number of shares million	Per share pence	Earnings £m	Weighted average number of shares million	Per share pence
Profit after tax attributable to equity shareholders	**254**	**1,808**	**14.0**	194	1,722	11.3
Dilutive effect of options	**–**	**11**	**–**	–	7	(0.1)
Diluted earnings per share	**254**	**1,819**	**14.0**	194	1,729	11.2

9. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge, before tax and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged):

	2004 £m	2003 £m
Contribution from new Life & Pensions business before cost of solvency capital and pension service charge, before tax	**83**	80
After the impact of a 1% increase in investment returns on equities and properties	**91**	90
After the impact of a 1% increase in the risk discount rate	**58**	55
Value of existing Life & Pensions business	**1,613**	1,352
After the impact of a 1% increase in investment returns on equities and properties	**1,651**	1,394
After the impact of a 1% increase in the risk discount rate	**1,488**	1,233

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

10. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business.

	31 December 2004 %	31 December 2003 %	31 December 2002 %
Risk discount rate	**7.1**	7.3	7.0
Investment returns before tax:			
Fixed interest	**4.1 – 5.2**	4.8 – 5.5	4.5 – 5.5
Equities	**7.1**	7.3	7.0
Properties	**7.1**	7.3	7.0
Future expense inflation	**3.9**	3.9	3.3
Corporation tax rate	**30**	30	30

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force with profits business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business) or for non-contractual increments on existing policies.

11. Contingent liabilities

Past sales

During 2004 there has been a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at the latest estimate of the likely costs of settling such complaints. In addition, a provision has been established for potential liabilities in respect of inheritance tax planning policies. Future regulatory actions or statements could change the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

The FSA and other regulatory bodies may wish, in future, to examine the suitability of past sales of other products which could affect Friends Provident and the industry in general. The directors of FPLP also conduct ongoing reviews of such products. As a result, it is possible that additional unprovided liabilities could arise.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgments, future economic conditions or other unforeseen events may impact ultimate settlements made.

VAT

In a current UK VAT Tribunal appeal, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this appeal were successful at the higher UK or European courts, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. At present, the directors of F&C Asset Management plc are not able to judge the likelihood that the VAT Tribunal appeal will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore are not able to quantify the potential liability.

11. Contingent liabilities continued

F&C acquisition

In December 2000, when Eureko B.V. acquired F&C Group (Holdings) Limited, approximately 73 per cent of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, was held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko B.V. was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that a third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could, as set out below, have a material adverse effect on the F&C Asset Management Group's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C Asset Management plc have been informed that Eureko B.V. has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko B.V.) to F&C Asset Management plc in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432m.

Friends Provident plc

Incorporated in England and Wales
Registered no. 4113107
Listed on the London Stock Exchange

Executive Directors
Keith Satchell, BSc, FIA
Group Chief Executive

Howard Carter, BA, MA
Chief Executive, F&C Asset Management plc

Ben Gunn, MA, FCII
Chief Executive,
Friends Provident Life and Pensions Limited

Philip Moore, TD, MA, FIA
Group Finance Director

Brian Sweetland, LLB, Solicitor, ACoI
Executive Director

Group Management
Actuarial Services
Brian Harrison, MA, FIA

Compliance & Business Assurance
Dawn Reid, LLB, FCoI

Corporate Development
Vitor Ferreira, BAcc, CA(SA)

Finance
Conrad Donaldson, BSc, ARCS, FIA

Group Communications
Nick Boakes, MA

Group Taxation
Mike Chadwick, ACA, ATII

Strategic Projects
Stuart Hastings, BSc

Group Risk
James Ward, MA

Group Secretary
Gordon Ellis, MA, APMI, Solicitor

Friends Provident Life and Pensions Limited

Incorporated in England and Wales
Registered no. 4096141
Member of the Association
of British Insurers

Executive Directors
Keith Satchell, BSc, FIA
Executive Chairman

Philip Moore, TD, MA, FIA
Finance Director

Ben Gunn, MA, FCII
Chief Executive

Rocco Sepe, BSc, FIA
Managing Director International

Simon Clamp, BA
Managing Director UK Sales and Marketing

Jane Stevens, BSc, FIA
Managing Director Operations

Mike Hampton, MA, FPMI
Director of Business Services

Graham Harvey, FCCA, MBA
Director of Marketing

Andy Jackson, BSc, FIA
Director of Information Technology

Jamie McIver
Director of Sales

Paul Tunnicliffe, MSc (Mgmt)
Director of International

Lombard International Assurance S.A.

David Steinegger
Chief Executive

F&C Asset Management plc

Incorporated in Scotland
Registered no. 73508
Listed on the London Stock Exchange

Executive Directors
Howard Carter, BA, MA
Chief Executive

Alain Grisay, LLM, MA
Deputy Chief Executive

Ian Paterson Brown, CA, MSI, ACIS
Chief Financial Officer

Management
Nick Criticos, FIA, BA, Bus.Sc
Head of UK Retail and Investment Trusts

Laurence Llewellyn, BSc (Hons), FCMA, MBA
Head of European Retail

Tony Broccardo, MA
Chief Investment Officer

Patrick Johns, B.Eng
Head of UK, Ireland and
US Institutional Business

Fernando Ribeiro, B.Econ, MBA
Head of Alternative Investments

Helene Williamson, BA, MA, MBA
Head of Fixed Income

Peter Cole, MA
Head of Human Resources

W. Marrack Tonkin, FCCA
Company Secretary

Shareholder Information

Shareholder enquiries

You should contact the Registrar if you:

- have any questions regarding your shareholding
- have any questions regarding your dividend payments
- have lost your Share Account Statement or share certificate
- have changed your name or address
- wish to transfer your shares into someone else's name or joint names

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6DA

Telephone: 0870 609 4534
(Monday to Friday 8.30am to 5.30pm)

Website: www.shareview.co.uk

To buy and sell shares

By post:
Lloyds TSB Registrars
The Causeway
Worthing
BN99 6DA

By telephone:
Lloyds TSB Registrars
Telephone: 0845 300 2946
(Monday to Friday 8am to 4.30pm)

(Please have your Account Number and bank account details to hand)

By internet:
Lloyds TSB Registrars Shareview Dealing Service
www.friendsprovident.com/shareholderservices

(Please have your Account Number and bank account details to hand)

Latest share price information
www.friendsprovident.com/shareprice

Dividend dates

Shares go ex dividend	6 April 2005
Record date	8 April 2005
Final dividend paid	31 May 2005
Annual General Meeting	26 May 2005

Cautionary statement

Certain statements contained in this document constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this document and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

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